SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2026

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ☐

ARAUCO AND CONSTITUTION PULP INC

i

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

RATIO ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS

1. ANALYSIS OF FINANCIAL POSITION

a)	Statement of financial position

The principal components of assets and liabilities at the end of each period are as follows:

	12-31-2025	12-31-2024	Variation
Assets	ThU.S.$	ThU.S.$	ThU.S.$
Current assets	4,393,731	4,274,618	119,113
Non-current assets	16,911,032	13,884,694	3,026,338
Total assets	21,304,763	18,159,312	17.32%

	12-31-2025	12-31-2024	Variation
Liabilities	ThU.S.$	ThU.S.$	ThU.S.$
Current liabilities	1,931,575	1,362,950	568,625
Non-current liabilities	9,689,710	8,072,647	1,617,063
Non–controlling interests	5,891	6,460	(569)
Equity attributable to owners of parent company	9,677,587	8,717,255	960,332
Total net equity and liabilities	21,304,763	18,159,312	17.32%

As of December 31, 2025, total assets increased by MU.S.$ 3,145 compared to December 31, 2024, equivalent to a 17.32% increased variation. This variation was driven mainly by an increase in Property, plant and equipment, as well as by the valuation of derivative instruments contracted by Arauco to hedge its exposure to Brazilian real currency (BRL) exchange rate risk, and by advance payments; all associated with the progress of the Sucuriú project.

In turn, total liabilities increased by MU.S.$ 2,186 mainly driven by an increase in Other financial liabilities.

The main financial and operational indicators related to the statement of financial position as of the dates and for the periods indicated below are as follows:

Liquidity ratios	12-31-2025	12-31-2024
Current liquidity (current assets / current liabilities)	2.27	3.14
Acid ratio ((current assets-inventories, biological assets) / current liabilities)	1.37	1.84

Debt indicators	12-31-2025	12-31-2024
Debt to equity ratio (total liabilities / equity)	1.20	1.08
Short-term debt to total debt (current liabilities / total liabilities)	0.17	0.14
Long-term debt to total debt (non-current liabilities / total liabilities)	0.83	0.86

	12-31-2025	12-31-2024
Financial expenses coverage ratio (earnings before taxes + interest expense / interest expense)	1.20	2.63

Activity ratio	12-31-2025	12-31-2024
Inventory turnover-time (cost of sales / inventories[1] + current biological asset s1)	2.58	2.62
Inventory turnover-time (excluding biological assets) (Cost of sales /inventories1)	3.06	3.25
Inventory permanence-days (inventories[1] + biological assets1) /cost of sales)	139.54	137.60
Inventory permanence-days (excluding biological assets) (inventories1 / cost of sales)	117.69	110.94
(1):	Annual average.

As of December 31, 2025, the short-term debt to total debt ratio represented 17% of total liabilities (14% as of December 31, 2024).

Our financial expenses coverage ratio decreased from 2.63 to 1.20, mainly due to the lower profit before taxes generated for the period ended as of December 31, 2025, compared to the greater profit before taxes generated in the same period of 2024.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

b) Statement of profit or loss

Profit before income tax

We recorded a profit before income tax of approximately MU.S.$ 81 compared to a profit of approximately MU.S.$ 647 in the same period of 2024. The variation of MU.S.$ (566) is explained by the factors described in the following table:

Item	MU.S.$
Gross profit (loss)	(375)
Distribution and administrative expenses	22
Other income and expenses	(191)
Others	(22)
Net change in profit (loss) before income tax	(566)

The main indicators related to the accounts in our statements of profit or loss and the details of revenues and operation costs are as follows:

Revenues	12-31-2025 ThU.S.$	12-31-2024 ThU.S.$
Pulp	3,060,070	3,429,265
Wood	3,023,321	3,115,981
Other	751	900
Total revenues	6,084,142	6,546,146

Sales costs	12-31-2025 ThU.S.$	12-31-2024 ThU.S.$
Wood	985,301	963,721
Forestry work and other services	635,344	702,315
Depreciation and amortization	623,718	619,348
Other operating costs	2,302,498	2,348,765
Total sales costs	4,546,861	4,634,149

Profitability index	12-31-2025	12-31-2024
Profitability on equity (profit/average net equity)	0.44	5.69
Profitability on assets (profit/average assets)	0.21	2.64
Return on operating assets (operating result/average operating assets)	1.61	3.78

Profitability ratios	12-31-2025	12-31-2024
Earnings (loss) per share (U.S.$)(1)	0.3295466	3.9240555
Net profit (loss) (ThU.S.$)(2)	40,879	476,281
Gross profit (loss) (ThU.S.$)	1,537,281	1,911,997
Finance costs (ThU.S.$)	(409,724)	(397,923)
(1)	: Average earnings per share refer to the profit to net equity to owners of the parent company.
(2)	: Includes non-controlling interest.

EBITDA	12-31-2025 ThU.S.$	12-31-2024 ThU.S.$
Net profit (loss)	40,879	476,281
Finance costs	409,724	397,923
Finance income	(62,560)	(66,355)
Income tax expense	39,804	170,400
EBIT	427,847	978,249
Depreciation and amortization	688,048	685,951
EBITDA	1,115,895	1,664,200
Cost at fair value of the harvest	330,199	440,513
Gain from changes in fair value of biological assets	(204,646)	(159,021)
Gains (losses) on exchange difference on translation	60,748	12,400
Others (*)	29,218	56,018
Adjusted EBITDA	1,331,414	2,014,110
(*)	Reflects other non-cash expenses, such as loss of forest due to fires, theft and impairment provisions of industrial property, plant and equipment.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

2. MAIN SOURCES OF FINANCING

Arauco’s financing needs are mainly covered through the capital markets, with bond issuances and credits obtained from banks and financial institutions serving as the main sources of financing.

For short-term borrowing, Arauco follows a liquidity policy which indicates the amounts and institutions from which it can borrow according to several conditions defined in the policy.

In the case of long-term debt, corporate bond issuances in the local market and also in the international markets are used as sources of new resources.

Another source of long-term financing corresponds to borrowings from banks and financial institutions around the world.

3. MARKET SITUATION

Turnover for the fourth quarter of 2025 decreased by 10.8% compared to the same quarter of 2024, due to lower average pulp prices, coupled with a slight decrease in sales volume. Year to date, turnover for 2025 was also down, with an 8.5% decline, resulting primarily from a decrease in prices.

Global pulp inventories decreased during the last quarter of 2025, closing the year at stable levels. Overall, during the fourth quarter of 2025, markets remained stable, and it was possible to implement price increases, primarily in short fiber.

In China, demand remained stable. During the fourth quarter of 2025, an increase in demand for unbleached pulp was observed, driven by restrictions on recycled pulp imposed by China, which allowed prices for this grade to increase. The printing and writing paper industry remained stable, with a slight seasonal increase in demand for finished products. The tissue industry remained stable, despite pulp price increases, which created challenges in passing these higher costs on to end products. In terms of pricing, long fiber declined at the beginning of the quarter it recovered; however, towards the end of the quarter, while short fiber showed increases throughout the quarter.

In Europe, the fourth quarter of 2025 was challenging due to the complex European economic environment. Nevertheless, it was possible to implement price increases in short fiber during the quarter. The printing and writing paper industry continued to weaken, with some producers shutting down lines toward the end of the quarter. The tissue industry appeared stable, although demand declined due to higher imports of jumbo rolls from Brazil and Asia.

The textile pulp market remained stable throughout most of the fourth quarter of 2025. The Lyocell market continued to face strong competition. The price gap between paper-grade and textile-grade pulp narrowed over the course of the quarter, driven by higher short fiber prices, once again positioning textile-grade pulp as a more competitive option in terms of cost, benefit and quality.

Production in the fourth quarter of 2025 remained stable compared to the same period in 2024. During the quarter, the scheduled annual maintenance shutdowns were carried out at the Nueva Aldea and Montes del Plata mills.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Wood Products Business

Sawn timber

In sawn timber, sales for the fourth quarter and cumulative sales for 2025 were lower than in the prior period. In 2025, production decreased as a consequence of the closure of the sawmill in Chile in the third quarter of 2024, driven by supply constraints. This sawmill accounted for approximately 15% of total production. In addition, markets in general have shown weak demand due to slower economic growth, a general decline in construction activity, instability resulting from geopolitical factors, and the uncertainty generated by changes in the United States’ tariffs policy.

In the Remanufacturing segment, market conditions were also characterized by weak demand, driven by reduced construction and remodelling activity, compounded by uncertainty related to United States’ tariffs.

Plywood

For full year 2025, sales were lower than in the same period of prior year, mainly due to a decline in production resulting from constraints in the supply of pruned logs.

Panels (MDF, PB, Melamine)

Sales in the fourth quarter and cumulative 2025, were lower compared to the same period in 2024, mainly affected by slower demand in certain markets linked to construction and home improvement activity. On the other hand, other markets in the region showned a recovery in sales compared to the previous year.

4. ANALYSIS OF CASH FLOW

The main components of cash flow in each period are as follows:

	12-31-2025 ThU.S.$	12-31-2024 ThU.S.$
Positive (negative) Cash flow
Net cash flows from (used in) operating activities	1,046,814	1,181,317

Cash flows from (used in) financing activities:	1,556,453	(305,948)
Share issue	450,000	300,519
Obtaining and paying borrowings and bonds	1,410,173	(437,373)
Payments of lease liabilities	(101,832)	(82,059)
Dividends paid	(114,622)	(94,637)
Others	(87,266)	7,602

Cash flows from (used in) investment activities:	(2,431,025)	(328,973)
Purchase and sale of property, plant and equipment	(1,629,039)	(801,184)
Purchase and sale of biological assets	(786,757)	(378,400)
Purchase and sale of intangible assets	(6,881)	(6,137)
Additions (disposals), investments in subsidiaries, joint ventures and associates	(42,739)	838,540
Dividends received	9,298	6,982
Others	25,093	11,226
Positive (negative) net cash flow	172,242	546,396

Our cash flow from operating activities showed a positive balance of MU.S.$ 1,047 for the current period, a decrease of MU.S.$ 135 compared to the previous period (positive balance of MU.S.$ 1,181 for the same period in 2024), resulting mainly from lower compensation received for losses of forest assets due to fire and industrial incidents.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

The cash flow from financing activities showed a positive balance of MU.S.$ 1,556 for the current period, an increase of MU.S.$ 1,862 compared to the previous period (negative balance of MU.S.$ 306 for the same period in 2024). This was mainly due to a decrease in debts repayments, partially offset by higher borrowings obtained.

The cash flow from investing activities for the current period reflected a negative balance of MU.S.$ 2,431, representing a negative variation of MU.S.$ 2,102 compared to the same period in 2024 (which reported a negative balance of MU.S.$ 329). This variation was primarily driven by higher capital expenditures related to purchase of property, plant and equipment, and other non-current assets, mainly associated with the Sucuriú project. This increase was partially offset by lower cash inflows received in 2025 from the sale of the shares and social rights of Brazilian companies in 2024.

5. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintained, as of December 31, 2025, a ratio of fixed rate debt to total consolidated debt of approximately 93.5%, which we believe is consistent with industry standards.

Regarding variations in prices of pulp and forestry products, the Company does not participate in futures trading, which allows it to maintain one of the lowest cost structures in the industry and have these risks bounded.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Most of their revenues (and accordingly accounts receivable) are denominated in U.S. dollars, and most financial liabilities are either denominated in U.S. dollars or are covered by exchange rate swaps. As a result, exposure to exchange rate fluctuations has decreased significantly.

The consolidated financial statements as of December 31, 2025 include a detailed analysis of the risks associated with the business of Arauco (see Note 23).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		12-31-2025	12-31-2024
	Note	ThU.S.$	ThU.S.$

Assets
Current assets
Cash and cash equivalents	5-23	1,284,053	1,071,560
Other current financial assets	23	231,024	25,960
Other current non-financial assets	25	212,816	261,092
Trade and other current receivables	23	832,166	1,054,707
Accounts receivable from related companies	13-23	490	10,159
Current inventories	4	1,516,639	1,456,260
Current biological assets	20	236,333	315,500
Current tax assets	6	76,309	75,613
Total current assets other than assets or disposal groups classified as held for sale		4,389,830	4,270,851
Non-current assets or disposal groups classified as held for sale	22	3,901	3,767
Total current assets		4,393,731	4,274,618
Non-current assets
Other non-current financial assets	23	257,498	16,747
Other non-current non-financial assets	25	655,854	85,036
Non-current receivables	23	79,325	65,735
Investments accounted for using equity method	15-16	483,542	406,611
Intangible assets other than goodwill	19	50,493	55,980
Goodwill	17	52,681	51,325
Property, plant and equipment	7	11,124,813	9,610,071
Right of use assets	8	1,003,718	771,886
Non-current biological assets	20	3,101,604	2,747,894
Deferred tax assets	6	101,504	73,409
Total non-current assets		16,911,032	13,884,694
Total assets		21,304,763	18,159,312

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

		12-31-2025	12-31-2024
	Note	ThU.S.$	ThU.S.$

Equity and liabilities
Liabilities
Current liabilities
Other current financial liabilities	5-23	708,470	348,905
Current lease liabilities	8-23	55,823	55,851
Trade and other current payables	23	1,043,241	745,971
Accounts payable to related companies	13-23	9,437	10,563
Other short-term provisions	18	3,055	1,837
Current tax liabilities	6	30,405	27,565
Current provisions for employee benefits	10	7,501	6,669
Other current non-financial liabilities	25	73,643	165,589
Total current liabilities		1,931,575	1,362,950
Non-current liabilities
Other non-current financial liabilities	5-23	6,939,288	5,721,712
Non-current lease liabilities	8-23	959,237	672,139
Non-current payables	23	53,713	35,310
Non-current accounts payable to related companies	13-23	23,924	26,207
Other long-term provisions	18	38,588	33,121
Deferred tax liabilities	6	1,550,057	1,469,512
Non-current current tax liabilities	6	7,256	-
Non-current provisions for employee benefits	10	87,359	77,634
Other non-current non-financial liabilities	25	30,288	37,012
Total non-current liabilities		9,689,710	8,072,647
Total liabilities		11,621,285	9,435,597
Equity
Issued capital	3	1,553,618	1,103,618
Retained earnings		8,328,561	8,312,384
Other reserves		(204,592)	(698,747)
Equity attributable to owners of parent company		9,677,587	8,717,255
Non-controlling interests		5,891	6,460
Total equity		9,683,478	8,723,715
Total equity and liabilities		21,304,763	18,159,312

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		January – December
		2025	2024
	Note	ThU.S.$	ThU.S.$
Statements of profit or loss

Revenue	9	6,084,142	6,546,146
Cost of sales	3	(4,546,861)	(4,634,149)
Gross profit (loss)		1,537,281	1,911,997
Other income	3	324,023	597,061
Distribution costs	3	(677,734)	(695,377)
Administrative expenses	3	(560,830)	(565,027)
Other expense by function	3	(130,280)	(212,213)
Profit (loss) from operating activities		492,460	1,036,441
Finance income	3	62,560	66,355
Finance costs	3	(409,724)	(397,923)
Share of profit (loss) of associates and joint ventures accounted for using equity method	3-15	(3,865)	(45,792)
Gains (losses) on exchange differences on translation		(60,748)	(12,400)
Profit (loss) before income tax		80,683	646,681
Income tax (expense) benefit	6	(39,804)	(170,400)
Net profit (loss)		40,879	476,281
Net profit (loss) attributable to
Net profit (loss) attributable to owners of parent company		41,300	476,470
Net profit (loss) attributable to non-controlling interests		(421)	(189)
Net profit (loss)		40,879	476,281

Basic and diluted earnings (loss) per share (in U.S.$ per share)
Basic and diluted earnings (loss) per share from continuing operations	26	0.3295466	3.9240555
Basic and diluted earnings (loss) per share		0.3295466	3.9240555
Diluted earnings (loss) per share (in U.S.$ per share)
Diluted earnings (loss) per share from continuing operations		0.3295466	3.9240555
Diluted earnings (loss) per share		0.3295466	3.9240555

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		January – December
		2025	2024
	Note	ThU.S.$	ThU.S.$

Net profit (loss)		40,879	476,281
Components of other comprehensive income (loss) that will not be reclassified to profit or loss before tax:
Remeasurements of defined benefit plans
Other comprehensive income (loss) before tax gains losses on remeasurements of defined benefit plans	10	4,644	(766)
Other comprehensive income (loss) that will not be reclassified to profit or loss before tax		4,644	(766)
Components of other comprehensive income that will be reclassified to profit or loss before tax:
Exchange differences on translation
Gains (losses) on exchange differences on translation, before tax	11	133,703	259,895
Other comprehensive income (loss) before tax exchange differences on translation		133,703	259,895
Cash flow hedges
Gains (losses) on cash flow hedges, before tax	23	461,238	27,762
Reclassification adjustments on cash flow hedges, before tax	23	-	(6,747)
Other comprehensive income (loss) before tax cash flow hedges		461,238	21,015
Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax
Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		1,509	10,911
Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		1,509	10,911
Other Comprehensive income (loss) that will be reclassified to profit or loss before tax		596,450	291,821
Income tax relating to components of other comprehensive income that will not be reclassified to profit or loss before tax
Income tax relating to remeasurements of defined benefit plans of other comprehensive income (loss)	6	(1,254)	207
Income tax relating to components of other comprehensive income that will not be reclassified to profit or loss before tax		(1,254)	207
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss before tax
Income tax relating to exchange differences on translation of other comprehensive income	6	-	(135,171)
Income tax relating to cash flow hedges of other comprehensive income	6-23	(123,732)	(6,075)
Income tax relating to share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss		(312)	(2,450)
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss		(124,044)	(143,696)
Other comprehensive income (loss)		475,796	147,566
Total comprehensive income (loss)		516,675	623,847

Comprehensive income (loss) attributable to
Comprehensive income (loss), attributable to owners of parent company		516,958	624,409
Comprehensive income (loss), attributable to non-controlling interests		(283)	(562)
Total comprehensive income (loss)		516,675	623,847

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

12-31-2025	Issued capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other reserves ThU.S.$	Total other reserves ThU.S.$	Retained earnings ThU.S.$	Equity attributable to owners of parent	Non- controlling interests ThU.S.$	Total equity ThU.S.$
Opening balance at 01-01-2025	1,103,618	(715,780)	(50,012)	(37,923)	104,968	(698,747)	8,312,384	8,717,255	6,460	8,723,715
Changes in Equity:
Comprehensive income
Net profit (loss)	-	-	-	-	-	-	41,300	41,300	(421)	40,879
Other comprehensive income (loss), net of tax	-	133,565	337,506	3,390	1,197	475,658	-	475,658	138	475,796
Comprehensive income (loss)	-	133,565	337,506	3,390	(1,197)	475,658	41,300	516,958	(283)	516,675
Equity issue	450,000	-	-	-	-	-	-	450,000	-	450,000
Dividends		-	-	-	-	-	(8,449)	(8,449)	(286)	(8,735)
Increase (decrease) through transfers and other changes equity	-	-	-	-	18,497	18,497	(18,497)	-	-	-
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control	-	-	-	-	-	-	1,823	1,823	-	1,823
Changes in equity	450,000	133,565	337,506	3,390	19,694	494,155	16,177	960,332	(569)	959.763
Closing balance at 12-31-2025	1,553,618	(582,215)	287,494	(34,533)	124,662	(204,592)	8,328,561	9,677,587	5,891	9,683,478

12-31-2024	Issued capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other reserves ThU.S.$	Total other reserves ThU.S.$	Retained earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non- controlling interests ThU.S.$	Total equity ThU.S.$
Opening balance at 01-01-2024	803,618	(840,877)	(64,952)	(37,364)	107,058	(836,135)	8,034,963	8,002,446	6,583	8,009,029
Changes in Equity:
Comprehensive income
Net profit (loss)	-	-	-	-	-	-	476,470	476,470	(189)	476,281
Other comprehensive income (loss), net of tax	-	125,097	14,940	(559)	8,461	147,939	-	147,939	(373)	147,566
Comprehensive income (loss)	-	125,097	14,940	(559)	8,461	147,939	476,470	624,409	(562)	623,847
Equity issue	300,000	-	-	-	-	-	-	300,000	664	300,664
Dividends	-	-	-	-	-	-	(206,684)	(206,684)	(225)	(206,909)
Increase (decrease) through transfers and other changes equity	-	-	-	-	(10,551)	(10,551)	10,551	-	-	-
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control	-	-	-	-	-	-	(2,916)	(2,916)	-	(2,916)
Changes in equity	300,000	125,097	14,940	(559)	(2,090)	137,388	277,421	714,809	(123)	714.686
Closing balance at 12-31-2024	1,103,618	(715,780)	(50,012)	(37,923)	104,968	(698,747)	8,312,384	8,717,255	6,460	8,723,715

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CASH FLOWS

	January – December
	2025	2024
	ThU.S.$	ThU.S.$
STATEMENTS OF CASH FLOWS
Cash flows from (used in) operating activities
Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	6,676,865	6,854,709
Receipts from rents and subsequent sales of such assets	38,222	23,075
Other cash receipts from operating activities	751,132	840,543
Classes of cash payments
Payments to suppliers for goods and services	(5,074,341)	(5,238,597)
Payments to and on behalf of employees	(687,836)	(626,122)
Payments to manufacture or acquire assets held for rental to others and subsequently held for sale	-	(2,638)
Other cash payments from operating activities	(262,668)	(308,264)
Interest paid	(379,666)	(362,234)
Interest received	61,240	65,114
Income taxes (paid) refunded	(76,592)	(69,848)
Other inflows (outflows) of cash, net	458	5,579
Net cash flow from (used in) operating activities	1,046,814	1,081,317

Cash flows from (used in) investing activities

Cash flow from losing control of subsidiaries and other businesses	-	958,273
Cash flow used in obtaining control of subsidiaries or other businesses	-	(72,037)
Other cash receipts from sale equity or debt instruments from other entities	1,931	7,109
Other cash payments to acquire equity or debt instruments from other entities	(42,113)	(26,526)
Other cash payments to acquire interest in joint ventures	(2,557)	(28,279)
Loans to related entities	-	(5,500)
Proceeds from sales of property, plant and equipment	19,345	37,660
Purchase of property, plant and equipment	(1,648,384)	(838,844)
Proceeds from sales of intangible assets	514	-
Purchase of intangible assets	(7,395)	(6,137)
Proceeds from other long-term assets	2,135	5,512
Purchase of other long-term assets	(788,892)	(383,912)
Dividends received	9,298	6,982
Other inflows (outflows) of cash, net	25,093	16,726
Cash flows from (used in) investing activities	(2,431,025)	(328,973)

Cash flows from (used in) financing activities

Payments from changes in ownership interests in subsidiaries	-	(3,600)
Proceeds from issuing shares	450,000	300,519
Total proceeds from borrowings	2,304,939	1,695,525
Proceeds from long-term borrowings	1,862,803	481,269
Proceeds from short-term borrowings	442,136	1,214,256
Repayments of borrowings	(894,766)	(2,132,898)
Payments of lease liabilities	(101,832)	(82,059)
Dividends paid	(114,622)	(94,637)
Other inflows (outflows) of cash, net	(87,266)	11,202
Cash flows from (used in) financing activities	1,556,453	(305,948)
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	172,242	546,396
Effect of exchange rate changes on cash and cash equivalents	40,251	(44,844)
Net increase (decrease) of cash and cash equivalents	212,493	501,552
Cash and cash equivalents, at the beginning of the period	1,071,560	570,008
Cash and cash equivalents, at the end of the period	1,284,053	1,071,560

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTES TO the consolidated financial statements as of DECEMBER 31, 2025 and 2024

NOTE 1. PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

Entity Information

Celulosa Arauco y Constitución S.A. and subsidiaries, (hereafter “Arauco” or the “Company”), tax identification number 93.458.000-1, is a closely held corporation. As it is an issuer of publicly offered securities (bonds), these are registered in the Securities Registry (the “Registry”) of the Chilean Commission for the Financial Market (“CMF”), and the Company is therefore subject to the supervision of said Commission. Additionally, the Company is registered as a non-accelerated filer in the Securities and Exchange Commission (SEC) of the United States of America.

The Company’s head office address is El Golf Avenue 150, 14th floor, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of products related to the forestry and timber industries. Its main operations are focused on business areas of pulp and wood products.

As of December 31, 2025, Arauco is controlled by Empresas Copec S.A., tax identification number 90.690.000-9, which owns 99.999916% of Arauco, and is registered in the Securities Registry as No. 0028. Each of the above mentioned companies is subject to the oversight of the CMF.

Moreover, Empresas Copec S.A. is controlled by the public corporation AntarChile S.A., tax identification number 96.556.310-5, which owns 60.8208% of Empresas Copec S.A. Furthermore, the ultimate shareholders of AntarChile S.A. and, consequently, of Empresas Copec S.A., are Mr. Roberto Angelini Rossi, tax identification number 5.625.652-0, and Mrs. Patricia Angelini Rossi, tax identification number 5.765.170-9.

Arauco’s consolidated financial statements were prepared on a going concern basis.

Presentation of consolidated financial statements

The consolidated financial statements presented by Arauco are comprised by the following:

-	Consolidated statements of financial position as of December 31, 2025 and 2024.
-	Consolidated statements of profit or loss for the years ended December 31, 2025 and 2024.
-	Consolidated statements of comprehensive income for the years ended December 31, 2025 and 2024.
-	Consolidated statements of changes in equity for the years ended December 31, 2025 and 2024.
-	Consolidated statements of cash flows for the years ended December 31, 2025 and 2024.
-	Explanatory disclosures (notes).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Period covered by the consolidated financial statements

As of December 31, 2025 and 2024 and for the two years ended December 31, 2025 and 2024.

Date of approval of the consolidated financial statements

These consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) at the Extraordinary Meeting No. 753 on February 24, 2026.

Abbreviations used in this report:

IFRS - International Financial Reporting Standards

IASB - International Accounting Standards Board

IAS - International Accounting Standards

MU.S.$ - Millions of U.S. dollars

ThU.S.$ - Thousands of U.S. dollars

U.F. – Inflation index-linked units of account

ICMS – Tax movement of inventories and services (Brazil)

ThCLP$ - Thousands of Chilean pesos

ThR$ - Thousands of Brazilian real

Th€ - Thousands of Euros

Functional and Presentation Currency

Arauco and most of its subsidiaries determined the United States (“U.S.”) dollar as its functional currency since the majority of its revenues from sales of its products are derived from exports denominated in U.S. dollars, while their costs of sales are to a large extent related or indexed to the U.S. dollar.

For the pulp reportable segment, most of the sales are exports denominated in U.S. dollars and costs are mainly related to plantation costs which are settled in U.S. dollars.

For the wood reportable segment, although total sales include a mix of domestic and exports sales, prices of the products are established in U.S. dollars, which is also the case for the cost structure of the related raw materials.

In relation to the cost of sales, although labor and services costs are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials, which are driven mainly by global markets and therefore, influenced mostly by the U.S. dollar.

The currency used to finance operations is mainly the U.S. dollar.

The presentation currency of the consolidated financial statements is the U.S. dollar. Figures on these consolidated financial statements are presented in thousands of rounded U.S. dollar (ThU.S.$).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Summary of significant accounting policies

a)	Basis for preparation of the consolidated financial statements

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and they represent the explicit and unreserved adoption of IFRS.

The consolidated financial statements have been prepared on a historical cost basis, except for biological assets and certain derivative financial instruments which are measured at revalued amounts or fair value at the end of each period as explained in the following significant accounting policies.

The consolidated statements of cash flows are presented using the direct method.

b)	Critical accounting estimates and judgments

The preparation of these consolidated financial statements, in accordance with IFRS, requires management to make estimates and assumptions that affect the carrying amounts reported. These estimates are based on historical experience and various other assumptions that are considered to be reasonable. Actual results may differ from these estimates. Management believes that the accounting policies below are the critical judgments that have the most significant effect on the amounts recognized in the consolidated financial statements.

- Biological assets

The recovery of forest plantations is based on discounted cash flow models which means that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, based on our sustainable forest management plans and the estimated growth of forests.

The measurement of the fair value of the biological assets is determined using a discounted cash flow model. Our cash flow projections include significant judgments and assumptions relating to discount rates, estimated growth of the forests and sales margins. This valuation is performed on the basis of each identifiable farm block and for each type of tree. The main considerations used to calculate the valuation of forest plantations and a sensitivity analysis are presented in Note 20.

- Litigation and contingencies

Arauco and its subsidiaries are subject to certain litigation proceedings. Future impact on Arauco’s financial condition derived from such litigations is estimated by management, in collaboration with its legal advisors. Arauco applies judgment when interpreting the reports of its legal advisors who provide updated estimates of the legal contingencies at each reporting period and/or at each time a modification is determined to be necessary. For a description of current litigations see Note 18.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

c)	Consolidation

The consolidated financial statements include all entities over which Arauco has the power to direct the relevant financial and operating activities. Subsidiaries are consolidated from the date on which control is obtained and up to the date that control ceases.

Specifically, a company controls an investee or subsidiary if, and only if, they have all of the following:

(a) power over the investee, i.e. the investor has existing rights which give it the ability to direct the relevant activities (the activities that significantly affect the investee's returns);

(b) exposure or rights to variable returns from involvement with the investee; and

(c) the ability to use power over the investee to affect the amount of the investor’s returns.

When Arauco holds less than the majority of the voting rights in a company in which it participates, it nonetheless has the power over said company - when these voting rights are enough - to grant it in practice the ability to unilaterally direct said company's relevant activities. Arauco takes into account all facts and circumstances in order to assess if the voting rights in a company in which it participates are enough for granting it the power, including:

a) the size of the investor’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

b) potential voting rights held by the investor, other vote holders or other parties;

c) rights arising from other contractual arrangements; and

d) any additional facts and circumstances that indicate the investor has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

The Company will reevaluate whether or not it holds control of a company in which participates if the facts and circumstances indicate that changes have occurred in one or more of the three elements of control mentioned above.

Consolidation of an investee shall begin from the date the investor obtains control of the investee and cease when the investor loses control of the investee. An entity includes the income and expenses of an acquired or sold subsidiary in the consolidated financial statements from the date it gains control until the date when the entity ceases to control the subsidiary.

The profit or loss of each component of other comprehensive income is attributed to owners of the parent company and the non-controlling interest, as appropriate. Total comprehensive income is attributed to the owners of the parent company and non-controlling interests even if the results of the non-controlling interest have a deficit balance.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for transactions and other events in similar circumstances, appropriate adjustments are made to the consolidated financial statements of subsidiaries in order to ensure compliance with Arauco's accounting policies.

All intercompany transactions and unrealized gains and losses from subsidiaries have been fully eliminated from these consolidated financial statements and non-controlling interest is presented in the consolidated statement of financial position within equity.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

The consolidated financial statements at the end of this period include the assets, liabilities, income and expenses of the subsidiaries shown in Note 13.

Certain consolidated subsidiaries have Brazilian real, Mexican pesos, Canadian dollars, Chilean pesos and Argentine pesos as their functional currencies. For consolidation purposes, the financial statements of those subsidiaries have been prepared in accordance with IFRS and translated as indicated in Note 1 (e) (ii).

The subsidiaries non-controlling interests in profits or losses and in the equity are presented separately in the consolidated statement of comprehensive income, in the consolidated statement of changes in equity and in the consolidated statement of financial position respectively.

d)	Segments

Arauco has defined its reportable segments according to its business areas, based on the products and services sold to its customers. This definition is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The personnel responsible for making such decisions is the Chief Executive Officer who is the highest authority for making decisions and is supported by the Vice-presidents of each segment.

Based on the aforementioned process, the Company has established reportable segments according to the following business units:

•	Pulp
•	Wood products

Refer to Note 24 for detailed financial information by reportable segment.

e)	Functional currency

(i)	Functional currency

All items in the financial statements of Arauco and each of its subsidiaries, associates and jointly controlled entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The consolidated financial statements are presented in U.S. dollars, which is Arauco’s functional and presentation currency.

(ii)	Translation to the presentation currency of Arauco

For the purposes of presenting consolidated financial statements, assets and liabilities of Arauco’s operations in a functional currency different from Arauco’s are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences are recognized in other comprehensive income and accumulated in “Other reserves” within equity.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

(iii)	Foreign currency transactions

Transactions in currencies other than the functional currency are recognized at the exchange rates prevailing at the dates of the transactions. Profit or loss on transactions in currencies other than the functional currency resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the consolidated statements of profit or loss, except those which are recorded in other comprehensive income and accumulated in equity such as cash flows hedging derivatives.

f)	Cash and cash equivalents

Cash and cash equivalents include cash-on-hand, deposits held on demand at financial entities and other short-term highly liquid investments with an original maturity of three months or less and which are subject to an insignificant risk of changes in value.

g)	Financial instruments

Financial assets

Initial classification

Arauco classifies its financial assets into the following categories: fair value through profit or loss and amortized cost.

The classification is based on the business model used to manage the assets and the characteristics of their contractual cash flows.

Management determines the classification of its financial assets at the time of their initial recognition.

(a) Financial assets at fair value through profit or loss: these instruments are initially measured at fair value. Net income and losses, including any income from interest or dividends, are registered in the profit or loss of the period. Financial assets are classified in the category of financial assets at fair value through profit or loss when they are maintained for negotiation or designated in their initial registration as assets at fair value through profit or loss. A financial asset can be classified in this category if it is acquired mainly for the purposes of being sold in the short-term. Gain or losses of assets held for negotiations are registered in the consolidated statements of profit or loss, and the related interest is registered independently as financial income. Derivatives are classified as acquired for negotiation also unless they are designated as hedging instruments.

(b) Assets measured at amortized cost: they are initially registered at the fair value of the transaction, adding or subtracting the transaction costs that are directly attributable to the issuance of the financial asset or financial liability. The financial asset is maintained within a business model, the objective of which is to maintain financial assets to obtain contractual cash flows and the contractual conditions of the asset give rise, on specified dates, to cash flows that are solely payments of principal and interest (“SPPI”) over the amount of the outstanding principal.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Subsequent measurement

Financial instruments are subsequently measured at fair value through profit or loss or amortized cost.

The classification is based on two criteria: i) the Company’s business model for the management of financial instruments, and ii) whether the contractual cash flows related to the financial instruments represent “Solely Payments of Principal and Interest”.

a) Financial assets at fair value through profit or loss: these instruments are subsequently measured at fair value. Net earnings and losses, including income from interest and dividends, are registered as profits or losses for the period. These instruments are held for negotiation, and they are mainly acquired to be sold in the short-term. Derivatives are also classified as held for negotiation, unless they are registered as hedging instruments. Financial instruments of this type are classified as other current and non-current financial assets. They are subsequently valuated by determining their fair value, registering changes in value in the consolidated statements of profit or loss, in the items of financial income or financial costs.

b) Financial assets measured at amortized cost: These instruments are subsequently measured at amortized cost minus accumulated amortizations, using the effective interest method and adjusted by loss allowance and volume discounts, in the case of financial assets. Financial income and expenses, foreign exchange income and losses, and impairment are registered in results. Any earnings or losses due to initial or subsequent reductions of the value of the asset are registered in the statement of profit or loss of the period. Borrowings and receivables are non-derivative financial instruments with fixed or determinable payments not traded in any active market. They are registered at amortized cost, registering accrued conditions directly in profit or loss.

Arauco measures accumulated losses in a quantity equivalent to expected credit losses during the lifelong commitment. Expected credit losses are based on contractual cash flow differences based on the allowance of each contract and the cash flows that Arauco expects. The difference is then discounted based on an approximation of the asset’s original effective interest rate. The asset’s carrying value is reduced as the allowance is used, and the loss is recognized in sales expenses in the consolidated statements of profit or loss. When an account receivable cannot be collected, it is regularized against the allowance account for receivables. Subsequent recoveries of previously impaired amounts are recognized as a debit in distribution cost.

Derivative financial instruments are explained in Note 1 h).

Additionally, Arauco manages portfolio sales programs, which are accounted for in accordance with IFRS 9 on Financial Instruments. The assigned accounts receivable are derecognized only when Arauco has substantially transferred all the related risks and benefits incidental to their ownership.

To assess whether substantially all the risks and benefits of ownership have been transferred, Arauco considers, among other factors, credit risk, late payment risk, and foreign exchange risk. Collections related to the assigned portfolio of accounts receivable are presented in the consolidated statement of cash flows as part of operating activities.

Financial liabilities

Arauco classifies its financial liabilities as follows: fair value through profit or loss, derivatives designated as effective hedging instruments and amortized costs.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Management determines the classification of its financial liabilities upon initial recognition. Financial liabilities are derecognized when the obligation is cancelled, settled or expired. When an existing financial liability is replaced with another of the same provider under substantially different terms, or where the terms of an existing liability are substantially amended, such exchange or modification is treated as a write-off of the original liability, with a new liability being recognized, and the difference between the respective carrying amounts is recognized in the consolidated statement of profit or loss.

Financial liabilities are initially recognized at fair value, and in the case of borrowings, they include the costs directly attributable to the transaction. The subsequent measurement of the financial liabilities depends on their classification:

Financial liabilities at fair value through profit or loss

Financial liabilities are included in the category of financial liabilities at fair value through profit or loss when they are held for trading or originally designated at fair value through profit or loss. Income and losses from liabilities held for trading are recognized in profit or loss. This category includes non-designated derivatives for hedging accounting.

Financial liabilities at amortized cost

Other financial liabilities are subsequently valued at their amortized cost based on the effective interest rate method. The amortized cost is calculated taking into account any premium or acquisition discount and includes the costs of transactions that are an integral part of the effective interest rate. This category includes commercial accounts payable and other accounts payable, lease liabilities, as well as the borrowings included in other current and non-current financial liabilities.

h)	Derivative financial instruments

(i) Derivative financial instruments - The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps, currency swaps and zero cost collar contracts. The Company’s policy is to enter into derivatives contracts only for economic hedging purposes and not with speculation objectives.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss unless the derivative is designated as a hedging instrument and complies with hedge accounting requirements, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

(ii) Embedded derivatives

The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL as a whole. Arauco has determined that no embedded derivatives currently exist.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

(iii) Hedge accounting

The Company designates certain hedging instruments as either fair value hedges or cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, Arauco documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

-Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

-Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the Finance costs line item in the consolidated statement of profit or loss. Amounts previously recognized in other comprehensive income are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in profit or loss. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

i)	Inventories

Inventories are measured at the lower of cost or net realizable value. Cost is determined using the weighted average cost method.

The cost of finished and in process products includes the cost of raw materials, direct labor, other direct costs and manufacturing overhead expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When market conditions result in the production costs of a product exceeding its net realizable value, the inventories are written-down to their net realizable value. This write-down also includes obsolescence amounts resulting from the terms and conditions of sale of the products, slow moving inventories and technical obsolescence.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Spare parts that will be consumed in a period of less than twelve months are presented in inventories and recognized as an expense when they are consumed.

j)	Non-current assets held for sale

Arauco classifies certain property, plant and equipment, intangible assets, investments in associates and disposal groups (groups of assets to be sold together with their directly associated liabilities) as non-current assets held for sale which as of the date of the consolidated statements of financial position are the subject of active sale efforts which are estimated to be highly probable.

These assets or disposal groups are measured at the lower of the carrying amount or the fair value less the costs to sell, and are no longer depreciated or amortized from the time they are classified as non-current assets held for sale.

k)	Business combinations

Arauco applies the acquisition method to account for a business combination. This method requires the identification of the acquirer, determination of the acquisition date, recognition and measurement of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, and recognition and measurement of goodwill or a gain from a bargain purchase. Identifiable assets acquired and liabilities assumed and any contingent liabilities in a business combination are initially measured at fair value at the acquisition date, except:

-deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income taxes and IAS 19 respectively;

-liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 3 at the acquisition date; and

-assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations are measured in accordance with such standard.

Acquisition-related costs are accounted for as expenses when they are incurred, except for costs to issue debt or equity securities which are recognized in accordance with IAS 32 and IFRS 9.

A parent will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

Changes in the ownership interest of a parent in its subsidiary that do not result in a loss of control are treated as equity transactions. Any difference between the amount by which non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the parent company. No adjustment is made to the carrying amount of goodwill, neither gains nor losses are recognized in the statement of profit or loss.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity's net assets in the event of liquidation may initially be measured either at fair value or at the present ownership instruments' proportionate share of non-controlling interests, in the recognized amounts of the acquirer’s identifiable net assets. The choice is made on a transaction-by-transaction basis.

Arauco measures the fair value of the acquired company in the business combination achieved in each stage (“step acquisition”), recognizing the effects of remeasurement of previously held equity in the acquiree in the consolidated statements of profit or loss.

If the initial accounting for a business combination is not completed by the end of the reporting period in which the combination occurs, Arauco reports preliminary amounts for the items for which the accounting is incomplete. During the measurement period (no more than one year), these preliminary amounts are retrospectively adjusted, or additional assets or liabilities are recognized to reflect new information about facts and circumstances that existed at the acquisition date, if known, would have affected the amounts recognized at that date.

Business combinations that are under common control transactions are accounted using as a reference the pooling of interest. Under this method, assets and liabilities related to the transaction carry over the previous carrying values. Any difference between assets and liabilities included in the consolidation and the consideration transferred, is accounted in equity.

l)	Investments in associates and joint arrangements

Associates are entities over which Arauco exercises significant influence, but not control. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Joint arrangement is defined as an entity over which there is joint control, which exists only when the decisions about strategic of activities, both financial and operational, require the unanimous consent of the parties sharing control.

Investments in joint arrangements are classified as a joint venture or as a joint operation. A joint operation is a joint arrangement in which the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement in which the parties that have joint control of the arrangement (i.e., participants in a joint venture) have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. Their carrying amount is increased or decreased to recognize the portion corresponding to the statement of profit or loss or to the statement of comprehensive income. Dividends received are recognized by deducting the amount received from the carrying amount of the investment. Arauco’s investment in associates includes goodwill (both net of any accumulated impairment loss).

The investments in joint operations are recognized through consolidation of assets, liabilities and results of operations in relation to Arauco's ownership percentage.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

If the acquisition cost is lower than the fair value of the net assets of the associate acquired, the difference is recognized directly in statement of profit or loss in line other gains (losses).

Investments in associates and joint ventures are presented in the consolidated statement of financial position in the line item “Investments accounted for using equity method”.

If Arauco’s share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, Arauco discontinues recognizing its share of further losses. After Arauco's carrying value in the investee is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that Arauco has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, Arauco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

m)	Intangible assets other than goodwill

After initial recognition, intangible assets with finite useful lives are carried at cost less any accumulated amortization and impairment losses.

Amortization of an intangible asset with a finite useful life is allocated over the asset’s useful life. Amortization begins when the asset is available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

(i)	Computer software

Computer software licenses are capitalized in terms of the costs incurred to acquire and make them compatible with existing software. These costs are amortized over the estimated useful lives of the software.

(ii)	Water rights, rights of way and other rights

This item includes water rights, rights of way and other acquired rights recognized at historical cost which have indefinite useful lives as there is no foreseeable limit to the period over which these assets are expected to generate future cash flows. These rights are not amortized, but are tested for impairment at least annually, or when there is any indication that the assets might be impaired.

(iii)	Customers relationships

Correspond to the valuation over the time of the established relationship with customers, from the sale of products and services through its sales team. These relations will materialize in sales orders, which generate revenue and cost of sales. The useful life has been determined to be 15 years.

n)	Goodwill

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquired company, and the fair value of the acquirer's previously held equity interest in the acquired company (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statements of profit or loss.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Goodwill is not amortized but tested for impairment on annual basis.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit or a group of cash generating units expected to benefit from the synergies of the combination irrespective of whether other assets or liabilities of the acquired company are allocated to those units or group of units.

The goodwill generated on acquisitions of foreign companies, is expressed in the functional currency of such foreign company.

Goodwill recognized in subsidiaries Arauco Canada Ltd. and Arauco do Brasil S.A., generated on subsidiaries acquisitions whose functional currency is different from the functional currency of the parent company and presentation of these consolidated financial statements, are translated into U.S. dollars at the closing exchange rate.

o)	Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. The cost includes expenditures that are directly attributable to the acquisition of the assets.

Subsequent costs, such as improvements and replacement of components, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Arauco and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized from property, plant and equipment. All other repairs and maintenance costs are expensed in the period in which they are incurred.

Arauco capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of those assets, until the assets are ready for their intended use (See Note 12).

Depreciation is calculated by components using the straight-line method.

The useful lives of the items of property, plant and equipment is estimated according to the expected use of the assets. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, annually.

p)	Leases

Arauco applies IFRS 16 for recognizing leases in a manner consistent with contracts with similar features and akin circumstances.

At the beginning of a contract, Arauco assesses whether the contract is, or if it contains, a lease. A contract is, or contains, a lease if it transfers the right to control the use of a given asset for a certain period of time, in exchange for consideration.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

As of the initial date for recording a lease, Arauco, as lessee, recognizes an asset by the right of use at cost.

The cost of the asset for right of use comprises:

-	The amount of the initial measurement of the lease liability. This measurement is at present value of the payments for leases that have not been disbursed as of that date. Payments for leases are discounted using the incremental interest rate for financial borrowings;
-	Payments for leases performed prior to or as of the initiation date, minus the lease incentives that have been received;
-	The initial direct costs incurred by the lessee; and
-	An estimation of the costs to be incurred by the lessee when dismantling and eliminating the underlying asset, restoring the location where the same is located, or restoring the underlying asset to the condition required under the terms and conditions of the lease, unless such costs are incurred in order to produce inventories. The lessee assumes obligations stemming from such costs either at the commencement date, or as a result of having used the underlying asset during a specific period.

After the initial recognition date, Arauco, as lessee, recognizes its asset for right of use by applying the cost model, minus the accumulated depreciation and impairment losses, and adjusted for remeasurement of the liability for lease.

At the beginning, Arauco in the capacity of lessee, recognizes the lease liability at present value of the lease payments that have not been disbursed as of that date. Lease payments are discounted using the incremental interest rate for financial borrowings.

After the initial recognition date, Arauco, as lessee, recognizes a liability for leases by increasing the book value, so as to reflect the interest over the liability for lease, reducing the amount in order to reflect the payments for leases that have been performed and once again recognizing the book value, so as to reflect the remeasurement and also to reflect the essential fixed payments for leases that have been revised.

Arauco presents the assets by right of use in the consolidated statement of financial position and are further disclosed in Note 8. Likewise, lease liabilities are presented in the consolidated statement of financial position and further disclosed in Note 23.

IFRS 16 maintains substantially the accounting requirements of the lessor from IAS 17. Therefore, Arauco has continued to classify its leases as operational or financial, as the case may be.

Income from operating leases in which Arauco is the lessor are recognized on a straight-line basis during the term of the lease. Initial direct costs are added to the book value of the underlying asset and are recognized as expenses during the term of the lease on the same basis as the lease income. Leased assets are included within the statement of financial position, in property, plant and equipment. Arauco did not make adjustments with respect to assets that maintains as a lessor, as a result of IFRS 16 adoption.

When assets are leased under a financial lease, the present value of lease payments are recognized as financial accounts receivable. The difference between the gross receivable and the present value of such amount, is recognized as financial return on capital.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Arauco evaluates the economic nature of the contracts that grant the right to use certain assets, for the purposes of determining the existence of implied leases. In these cases, the Company separates, at the beginning of the contract and based on its relative reasonable values, payments and considerations associated with the lease, from the rest of the elements incorporated into the contract.

q)	Biological assets

IAS 41 requires that biological assets, such as standing trees, are measured at fair value less cost to sell in the statement of financial position. Forestry plantations are accounted for at fair value less costs to sell, based on the presumption that fair values of these assets can be measured reliably.

The measurement of the fair value of the biological assets is determined using a discounted cash flow model. Our cash flow projections include significant judgments and assumptions relating to discount rates, estimated growth of the forests and sales margins. This valuation is performed on the basis of each identifiable farm block and for each type of tree.

Biological assets shown as current assets correspond to those forestry plantations that will be harvested in the short-term.

Biological growth and changes in fair value of forestry plantations are recognized in the line item “Other income” in the consolidated statements of profit or loss.

r)	Income taxes

The tax liabilities are recognized in the consolidated financial statements based on the determination of taxable income for the year and calculated using the tax rates in force in the countries where Arauco operates.

Deferred income tax is recognized using liability method, on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated annual accounts. Deferred income tax is determined using tax rates contained in laws adopted as of the date of the financial statements and that are expected to be applicable when the related deferred tax asset is realized, or the deferred income tax liability is settled.

Deferred taxes are recognized in accordance with the standards established in IAS 12 - Income Tax.

The goodwill arising on business combinations does not give rise to deferred tax.

The deferred tax assets and tax credits are generally recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which those deductible temporary differences can be utilized.

s)	Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of past events, under which, it is probable that an outflow of resources will be required to settle the obligation; and when a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

t)	Other non-financial assets and liabilities

Non-financial assets are recognized when it is probable that the related economic benefits will flow to the entity and their cost can be measured reliably.

Non-financial liabilities are recognized when a legal or constructive obligation exists as a result of a past event, it is probable that an outflow of economic resources will be required to settle the obligation, and the amount of the obligation can be measured reliably.

In this context, Arauco enters into agreements with independent producers for the establishment and management of forest plantations intended to supply timber. Pursuant to these agreements, Arauco provides cash advances, land and seedlings, which are settled through the delivery of a proportion of the plantations at the end of each growth cycle.

As Arauco does not exercise control over the forests or over the related production decisions throughout the growth cycle, it does not recognize biological assets. Instead, the cash advances and other related costs are capitalized and recognized as non-financial assets.

Furthermore, Arauco enters into right-of-first-refusal arrangements to acquire a portion of the plantations or timber at market value. Such arrangements qualify as own-use contracts under IFRS 9 and, accordingly, do not give rise to a financial liability nor contain an embedded derivative.

u)	Revenue recognition

Revenues are valued at fair value of the consideration received or to be received, derived from them. Arauco analyses and takes under consideration all relevant facts and circumstances to apply the five-step model established under IFRS 15 to customer contracts: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price, and (v) recognize revenue. Additionally, Arauco evaluates the incremental costs of obtaining a contract and the costs incurred to comply with a contract. Arauco recognizes revenues when the steps established in IFRS have been satisfactorily complied with.

Accounts receivable are recognized when control over goods or services has been transferred to the customer, because at this point of the time collection is unconditional and the passage of time is only needed to receive payment.

(i)	Revenue recognition from the sale of goods

Revenue from the sale of goods is recognized when Arauco has transferred to the buyer the significant risks and rewards of ownership of the committed goods, when the amount of revenue can be reliably measured, when Arauco does not retain any managerial involvement over the goods sold and when it is probable that the economic benefits associated with the transaction will flow to Arauco and the costs incurred in respect of the transaction can be measured reliably. Revenue from the sale of goods are recognized when there is no obligation unsatisfied that could affect the customer’s acceptance of the product. The delivery is effective when the products are sent to the specific location, the risks of obsolescence and loss have been transferred to the customer and when Arauco has objective evidence that all acceptance criteria have been satisfied.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Sales are recognized in terms of the price agreed to in the sales contract, less any volume discounts and estimated product returns at the date of the sale. There is no significant financing component given that receivables from sales are collected within a short period, which is in line with market practices.

The structure for recognizing revenue from export sales is based on the 2010 Incoterms, which are the official rules for the interpretation of commercial terms issued by the International Chamber of Commerce.

The main Incoterms used by Arauco are the following:

“CFR (Cost and freight)”, where the company bears all costs including main transportation, until the products arrives at its port of destination. The risk is transferred to the purchaser once the products have been loaded onto the vessel, in the country of origin.

“CIF (Cost Insurance & Freight)”, where the Company organizes and pays for external freight services and some other expenses. Arauco is no longer responsible for the products once they have been delivered to the ocean carrier company.

(ii)	Revenue recognition from rendering of services

Revenue from the rendering of services is recognized as long as the performance obligation have been satisfied.

Revenue is recognized considering the stage of completion of the transaction at the date of the reporting period, when Arauco has the enforceable right of payment from the rendering of the services.

There is no significant financing component, given that sales are made with a reduced average collection period, which is in line with market practice.

Arauco mainly provides power supply services which are transacted principally in the spot market of the Sistema Eléctrico Nacional (SEN) (“National Electrical System”). According to current regulations, the prices on that market called “Marginal Costs” are calculated by the Coordinador Eléctrico Nacional (CEN) (“National Electrical Coordinator”) and are generally recognized in the period in which the services are rendered.

Electrical power is generated as a by-product of the pulp and wood process and is a complementary business to it, which is initially supplied to the group’s subsidiaries and any surplus is sold to the SEN.

Arauco provides other non-core services such as port services and pest control whose revenues are derived from fixed price service contracts are recognized considering the stage of completion of the services rendered at the date of reporting, generally during the period of the service contract on a straight-line basis over the term of the contract.

Revenues from reportable segments mentioned in Note 24 are measured in accordance with the policies indicated in the preceding paragraphs.

Revenues from inter-segment sales (which are made at market prices) are eliminated in the consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

v)	Minimum dividend

The statutes of the Company provide that for the purposes of the annual distribution of the net income of each year, it will be up to the Ordinary Shareholders' Meeting annually to determine the part of said profits that will be distributed as a dividend to the shareholders. Such determination will be made by the Board without being subject to the minimum of 30% established in article No. 79 of the Chilean Corporations Law No. 18,046, on Public Limited Companies, and may agree to the distribution of a lower percentage.

In a board meeting on September 24, 2024, it was agreed to modify the dividend policy, establishing that an amount equivalent to 30% of the distributable net profit for the fiscal years 2024, 2025 and 2026, will be distributed annually. For subsequent years, an amount equivalent to 40% of the distributable net income for each fiscal year will be distributed as dividends. Nevertheless, the Board of Directors may decide to distribute and pay dividends to the shareholders, to the extent that it expects the year to finalize with positive results and that the Company’s liquidity allows such distribution and payment.

w)	Earning per share

Basic earnings per share are calculated by dividing the net profit for the period attributable to owners of the parent company by the weighted average number of ordinary shares outstanding during the period, excluding the average number of shares in the Company held by a subsidiary, if such circumstance exists. Arauco has not performed any type of transaction with a potential dilutive effect that would cause diluted earnings per share to be different from basic earnings per share.

x)	Impairment

Non-financial assets

The recoverable amount of property, plant and equipment and other long-term assets with finite useful lives are measured whenever there are any circumstances indicating that the assets have to recognize an impairment loss. Among the circumstances to consider as evidence of impairment are significant declines in the assets’ market value, significant adverse changes in the technological environment, obsolescence or physical damages of assets and changes in the manner in which the asset is used or expected to be used). Arauco evaluates at the end of each reporting period whether there is any evidence of the indications above mentioned.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount however a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

For the purposes of assessing impairment losses, assets are grouped at the lowest level for which there is identifiable cash flows separately for each cash-generating unit. Non-financial assets, other than goodwill, which had recognized an impairment loss, are reviewed at the end of each reporting period whether there are any circumstances indicating that an impairment loss previously recognized may no longer exist or has decreased.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

“Cash-generating units” are the smallest identifiable groups of those cash inflows that are largely independent of the cash inflow from other assets or groups of assets.

Goodwill

Goodwill and intangible assets with indefinite useful life are tested annually for impairment or whenever circumstances indicate it. The recoverable amount of an intangible asset is the higher of its fair value less costs to sell and its value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

A cash-generating unit, for which goodwill has been allocated, is tested for impairment annually or more frequently when there are circumstances indicating that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to other assets pro rata based on the carrying amount of each asset in the unit. Any impairment loss of goodwill is recognized directly in the consolidated statement of profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Goodwill is allocated to cash-generating units for impairment testing purposes. The allocation is made between cash-generating units or groups of cash generating units expected to benefit from the synergies of the combination.

Financial assets

At the end of each reporting period, an assessment is performed in order to identify whether there is any objective evidence that a financial asset or a group of financial assets may have been impaired.

An allowance for doubtful accounts is established based on a measurement of expected losses using a simplified approach.

The allowance for doubtful accounts is measured as the difference between the carrying amount of receivables and the present value of estimated future cash flows. The carrying amount of the receivable is reduced through the use of the allowance. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in profit or loss.

y)	Employee benefits

Arauco constitutes labor obligations for severance payable in all circumstances for certain of its employees with at least 5 years of work in the Company, based on the terms of the staff’s collective and individual bargaining agreements.

The related provision is an estimate of the years of service to be recognized as a future labor obligation liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability. This post-employment benefit is considered a defined benefit plan.

The main factors considered for calculating the actuarial value of severance obligation for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Actuarial gains and losses are recognized in other comprehensive income in the year they are incurred.

These obligations are related to post-employee benefits in accordance with current standards.

z)	Employee vacations

Arauco recognizes the expense for employee vacation according to labor legislation in each country on an accrual basis.

This obligation is presented in line item “Trade and other current payables” in the consolidated statements of financial position.

AA)	Recent accounting pronouncements

a) Standards, interpretations and amendments that are mandatory for the first time for annual periods beginning on January 1, 2025:

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IAS 21

Lack of Exchangeability

An entity is impacted by the amendments when it has a transaction or an operation in a foreign currency that is not exchangeable into another currency at a measurement date for a specified purpose.

January 1, 2025

The adoption of the standards, amendments and interpretations described in the table above have not had a significant impact on Arauco’s consolidated financial statements during its initial application period.

b) Standards, interpretations and amendments, the application of which is not yet mandatory, which have not been adopted in advance:

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IFRS 9 and IFRS 7

Classification and Measurement of Financial Instruments

Clarify the requirements, give the guidance, add new disclosures for certain instruments.

Contracts Referencing Nature Dependent Electricity

Clarify the application and disclosure requirements; permitting hedge accounting if these contracts are used as hedging instruments.

January 1, 2026
IFRS 18	Presentation and Disclosure in Financial Statements This is the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss.	January 1, 2027
IFRS 19

Subsidiaries without Public Accountability: Disclosures

An eligible subsidiary applies the requirements in other IFRS Accounting Standards except for the disclosure requirements and instead applies the reduced disclosure requirements in IFRS 19.

January 1, 2027
IAS 21	Translation to a Hyperinflationary Presentation Currency These narrow-scope specify the translation procedures for an entity whose presentation currency is that of a hyperinflationary economy.	January 1, 2027

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Arauco estimates that the adoption of the standards, amendments and interpretations described in the table above will not have a significant impact on Arauco’s consolidated financial statements during its initial application period, except for the new IFRS 18 standard that will modify the actual presentation of the Income Statement, and we are currently evaluating any significant impacts.

NOTE 2. ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES

Changes to accounting policies

As of December 31, 2025, there had not been significant changes in the accounting policies with respect to the 2024 financial year.

Changes to accounting estimates

As of December 31, 2025, there had been no changes in the methodologies for calculating the accounting estimates with respect to the 2024 financial year.

NOTE 3. DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of information on issued capital

As of December 31, 2025 and 2024, the shareholders composition according to the amount of shares owned was as follows:

	12-31-2025		12-31-2024
Shareholders	Shares	%	Shares	%
Empresas Copec S.A.	131,893,675	99.99991584%	125,042,019	99.99991603%
AntarChile S.A.	111	0.00008416%	105	0.00008397%
	131,893,786	100.00000000%	125,042,124	100.00000000%

At the date of these consolidated financial statements, the share capital of Arauco was ThU.S.$ 1,553,618.

	12-31-2025	12-31-2024
Description of shares by type of capital in ordinary shares	100% of Capital corresponds to ordinary shares
Number of authorized shares by type of capital in ordinary Shares	131,893,786	125,042,124
Nominal value of shares by type of capital in ordinary shares	U.S.$ 11.7793 per share	U.S.$ 8.8260 per share
Amount of capital in shares by type of ordinary shares that constitute capital	ThU.S.$ 1,553,618	ThU.S.$ 1,103,618
Number of shares issued and fully paid by type of capital in ordinary shares	131,893,786	125,042,124

b)	Dividends paid

On May 7, 2025, a definitive dividend of ThU.S.$ 112,287 was paid in accordance with the dividend policy for the distribution of 30% of the distributable net profit, after deducting the payment made in December 2024 mentioned in the following paragraph.

On December 10, 2024, a provisional dividend of ThU.S.$ 94,397 was paid with a charge to the retained earnings from the profits of the 2024 financial year.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

The ThU.S.$ 8,449 million presented in the consolidated statement of changes in equity corresponds to the minimum dividend provision for the 2025 fiscal year. The ThU.S.$ 206,684 shown in the consolidated statement of changes in equity corresponds to the minimum dividend provision for the 2024 financial year.

In the consolidated statement of cash flows, the dividends paid line shows an amount of ThU.S.$114,622 for the year ended December 31, 2025 (ThU.S.$ 94,637 for the year ended December 31, 2024), of which ThU.S.$114,199 (ThU.S.$ 94,397 for the year ended December 31, 2024) correspond to the dividends payment made to the parent company.

See Note 26 for details.

Dividends paid detail, ordinary shares
Dividends paid	Definitive dividend
Classes of shares for which there are dividends paid	Ordinary shares without series
Date of dividends paid	05-07-2025
Amount of dividends	ThU.S.$ 112,287
Number of shares on which pay dividends	125,042,124
Dividend per shares	U.S.$ 0.897997

Dividends paid detail, ordinary shares
Dividends paid	Provisional dividend
Classes of shares for which there are dividends paid	Ordinary shares without series
Date of dividends paid	12-10-2024
Amount of dividends	ThU.S.$ 94,397
Number of shares on which pay dividends	120,474,350
Dividend per shares	U.S.$ 0.783542

c)	Disclosure of information on reserves

Other reserves comprise reserves of exchange differences on translation, reserves of cash flow hedges and other reserves. Arauco does not have any restrictions associated with these reserves.

Reserves of exchange differences on translation

Reserves of exchange differences on translation correspond to exchange differences of Arauco’s subsidiaries whose functional currency is other than Arauco’s presentation currency.

Reserves of cash flow hedges

The hedging reserve corresponds to the part of the net gains or losses of derivatives financial instruments that qualify as cash flow hedges, in force in Arauco at the end of each period/fiscal year.

Reserve of actuarial losses in defined benefit plans

This corresponds to changes in the present value of the obligation for defined benefits resulting from experience adjustments (the effect of the differences between the previous actuarial assumptions and the events that occurred within the context of the plan) and the effects of the changes in the actuarial assumptions.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Other reserves

This mainly corresponds to the share of legal reserves and other comprehensive income of investments in associates and joint agreements.

d)	Other items in the consolidated statements of profit or loss

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures for the year ended December 31, 2025 and 2024 are as follows:

	January – December
	2025	2024
	ThU.S.$	ThU.S.$
Classes of Other Income
Total Other Income	324,023	597,061
Gain from changes in fair value of biological assets (Note 20) (1)	204,646	159,021
Net income from insurance compensation	3,819	17,336
Revenue from export promotion	1,312	1,099
Lease income	5,756	4,960
Gain on sales of assets	33,153	21,040
Rights of way	3,620	5
Compensations received	1,584	43
Gain on sales of subsidiaries and associates	-	354,067
Reversal of impairment of property, plants and equipment	11,502	7,248
Reimbursement provisions (legal and others)	11,468	3,680
Gain from assignment of contracts	17,813	-
Other operating income	29,350	28,562

Classes of Other Expenses by function
Total Other Expenses by function	(130,280)	(212,213)
Depreciation for leased assets	(2,656)	(2,814)
Provision legal expenses	(7,822)	(12,483)
Impairment provision for property, plant and equipment, provision for inventory obsolescence, withdrawals and others	(23,832)	(42,583)
Operating expenses related to restructuring or from plants stoppage or closed	(24,238)	(44,181)
Expenses related to projects	(7,174)	(11,399)
Loss by leasses	(942)	(747)
Loss of asset sales	(7,821)	(11,497)
Loss and repair of assets	(5,913)	(3,149)
Loss of forest due to fires	(14,675)	(24,918)
Other taxes	(24,687)	(34,691)
Research and development expenses	(1,701)	(1,605)
Fines, readjustments and interest	(2,370)	(695)
Loss on sale of associates	-	(20)
Loss of tax credits	(135)	(2,195)
Other expenses	(6,314)	(19,236)

Classes of Finance Income
Total Finance Income	62,560	66,355
Finance income by mutual funds - term deposits	40,808	44,881
Finance income resulting from derivatives	-	3
Other finance income	21,752	21,471

Classes of Finance Costs
Total Finance Costs	(409,724)	(397,923)
Interest expense, Bank borrowings	(68,006)	(85,860)
Interest expense, Bonds	(196,494)	(204,570)
Interest expense resulting from derivatives	(51,990)	(41,066)
Interest expense for right-of-use (1)	(48,884)	(29,991)
Other finance costs	(44,350)	(36,436)

Share of profit (loss) of associates and joint ventures accounted for using equity method
Total	(3,865)	(45,792)
Investments in associates (2)	(245)	(22,650)
Investments in joint ventures	(3,620)	(23,142)

(1)	In 2024, includes the effect of changes in fair value of plantations and interest expense for the Brazilian companies right-of-use assets that were previously classified as held for sale and sold during the period, through the sale date.

(2)	In 2024, includes the share of the profit of the associate Forestal Vale do Corisco S.A. that were previously classified as held for sale and sold during the period, through the sale date.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

The analysis of expenses by nature contained in these consolidated financial statements is presented below:

	January – December
	2025	2024
Cost of sales	ThU.S.$	ThU.S.$
Timber	985,301	963,721
Forestry labor costs and other services	635,344	702,315
Depreciation and amortization	591,693	584,343
Depreciation for right of use	32,025	35,005
Maintenance costs	326,255	355,733
Chemical costs	655,057	662,732
Sawmill costs	111,702	122,927
Other raw materials	269,558	236,098
Other indirect costs	223,180	222,550
Energy and fuel	246,757	276,517
Cost of electricity	51,987	50,587
Staff expenses	418,002	421,621
Total	4,546,861	4,634,149

Total amount is comprised of the cost of inventory sales for ThU.S.$ 4,422,849 for the year ended December 31, 2025 (ThU.S.$ 4,522,430 for the year ended December 31, 2024) and the cost of rendering services for ThU.S.$ 124,012 for the year ended December 31, 2025 (ThU.S.$ 111,719 for the year ended December 31, 2024).

	January – December
	2025	2024
Distribution costs	ThU.S.$	ThU.S.$
Selling costs	32,279	35,502
Commissions	16,974	17,070
Insurance	5,797	6,584
Provision for doubtful accounts	545	1,098
Other selling costs	8,963	10,750
Shipping and freight costs	645,455	659,875
Port services	65,855	70,717
Freights	514,737	530,334
Depreciation for right of use	1,647	1,068
Shipping internment, warehousing, stowage, customs and other costs	63,216	57,756
Total	677,734	695,377

	January – December
	2025	2024
Administrative expenses	ThU.S.$	ThU.S.$
Wages and salaries	223,522	219,046
Marketing, advertising, promotion and publications expenses	14,140	14,516
Insurances	40,645	49,359
Depreciation and amortization	41,997	43,716
Depreciation for right of use	8,543	7,110
Computer services	34,325	29,836
Lease of offices, other property and vehicles	6,704	7,323
Donations, contributions, scholarships	9,152	9,010
Fees (legal and technical advisors)	35,792	35,817
Property taxes, city permits and rights	25,728	21,225
Cleaning services, security services and transportation	23,080	23,329
Third-party variable services (manoeuvres, logistics)	34,536	41,030
Basic services (electricity, telephone, water)	7,338	6,768
Maintenance and repair	4,978	5,932
Seminars, courses, training materials	2,265	3,117
Travels, clothing and safety equipment, environmental expenses, audits and others	48,085	47,893
Total	560,830	565,027

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTE 4. INVENTORIES

	12-31-2025	12-31-2024
Components of inventory	ThU.S.$	ThU.S.$
Raw materials	169,449	166,695
Production supplies	226,114	209,201
Work in progress	75,497	82,565
Finished goods	764,939	762,086
Spare parts	280,640	235,713
Total inventories	1,516,639	1,456,260

Inventories are subject to adjustments for obsolescence and are evaluated to ensure they are recorded at the lower between cost and net realizable value. As of December 31, 2025, inventories were reduced by ThU.S.$ 5,457 (increased by ThU.S.$ 16,414 as of December 31, 2024) as a result of write-downs to net realizable value. Such write-downs were recognized in cost of sales in both periods.

As of December 31, 2025, the amount of obsolescence provision and net realizable value is ThU.S.$ 84,217 (ThU.S.$ 107,003 as of December 31, 2024), as a consequence of the foregoing, a net increase of inventories was recognized of ThU.S.$ 22,786 (lower provision of ThU.S.$ 3,728 as of December 31, 2024).

For the year ended December 31, 2025, there were inventory write-offs of ThU.S.$ 6,050 (ThU.S.$ 2,200 for the year ended December 31, 2024), which are presented in the consolidated statements of profit or loss within cost of sales.

As of the date of these consolidated financial statements, no inventories were pledged as security.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTE 5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank checking account balances, time deposits and mutual funds. These are short-term highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

The investment objective of time deposits is to maximize the amounts of cash surpluses in the short-term. These instruments are permitted under Arauco’s Investment Policy which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean pesos or in foreign currencies such as U.S. dollars or Euros. These instruments are permitted under Arauco’s Investment Policy.

As of the date of these consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

	12-31-2025	12-31-2024
Components of Cash and Cash Equivalents	ThU.S.$	ThU.S.$
Cash on hand	57	47
Balances with Banks	805,428	642,064
Short-term deposits	426,269	359,150
Mutual funds	52,299	70,299
Total	1,284,053	1,071,560

The risk classification of the Company’s mutual funds as of December 31, 2025 and 2024 is shown below.

	12-31-2025 ThU.S.$	12-31-2024 ThU.S.$
AAAfm	620	2,270
AAfm	10,317	60,254
No classification (*)	41,362	7,775
Total Mutual Funds	52,299	70,299

(*) Correspond to mutual funds whose local classification applies a methodology different from that used for the other mutual funds in which the Company invests. Nevertheless, these funds meet the definition of cash equivalents, as they are subject to an insignificant risk of changes in value.

Changes in financial liabilities

		12-31-2025
		Bank borrowings	Hedging liabilities	Bonds and promissory notes	Other financial liabilities	Other financial liabilities, Total
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
	Opening balance January 1	1,151,023	201,918	4,717,676	-	6,070,617
Cash flows	(+) Borrowings obtained	961,136	-	1,343,803	-	2,304,939
	(-) Borrowings paid	(850,800)	1,784	(45,750)	-	(894,766)
	(-) Commissions paid	(87,202)	-	(64)	-	(87,266)
	(-) Interest paid	(70,078)	(48,782)	(210,690)	(1,429)	(330,979)
	(-) Obtention (payment) of collateral	-	-	-	69,160	69,160
	(+) Accrued interest	77,363	48,782	224,724	1,429	352,298
	(+/-) Exchange rate difference	56,988	-	278,252	-	335,240
	(+/-) Changes in fair value	-	(183,824)	-	-	(183,824)
	(+/-) Other movements	17,736	-	(5,397)	-	12,339
	Closing balance	1,256,166	19,878	6,302,554	69,160	7,647,758

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

		12-31-2024
		Bank borrowings	Hedging liabilities	Bonds and promissory notes	Other financial liabilities, Total
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
	Opening balance January 1	1,499,051	108,004	4,997,038	6,604,093
Cash flows	(+) Borrowings obtained	1,303,663	-	391,862	1,695,525
	(-) Borrowings paid	(1,582,810)	(6,748)	(543,340)	(2,132,898)
	(+/-) Commissions (discounts) of issue	-	-	11,163	11,163
	(-) Interest paid	(87,699)	(38,969)	(206,200)	(332,868)
	(+) Accrued interest	83,075	40,414	197,941	321,430
	(+/-) Exchange rate difference	(24,083)	-	(135,388)	(159,471)
	(+/-) Changes in fair value	-	99,217	-	99,217
	(+/-) Other movements (*)	(40,174)	-	4,600	(35,574)
	Closing balance	1,151,023	201,918	4,717,676	6,070,617

(*):	In 2024, this line includes mainly the exchange difference on translation mainly from Brazilian companies.

		Lease liabilities
		12-31-2025	12-31-2024
		ThU.S.$	ThU.S.$
	Opening balance January 1	727,990	559,382
Cash flows	(-) Borrowings paid	(101,832)	(82,059)
	(-) Interest paid	(48,687)	(29,366)
	(+) Accrued interest	48,687	29,490
	(+/-) Inflation adjustment	-	(51)
	(+/-) Exchange rate difference	72,527	(5,071)
	(+) Increase due to new leases liabilities	340,622	361,421
	(+/-) Other movements (*)	(24,247)	(105,756)
	Closing balance	1,015,060	727,990

(*):	In 2024, this line includes mainly the exchange difference on translation mainly from Brazilian companies.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTE 6. INCOME TAXES

The tax rates applicable in the countries in which Arauco operates are 27% in Chile, 35% in Argentina, 30% in Mexico, 34% in Brazil, 25% in Uruguay and 21% in the United States (federal tax rate).

Deferred tax assets

The following table sets forth the deferred tax assets as of the dates indicated:

	12-31-2025	12-31-2024
Deferred tax assets	ThU.S.$	ThU.S.$
Deferred tax assets relating to liabilities provisions	11,973	11,125
Deferred tax assets relating to post-employment benefits	26,018	23,063
Deferred tax assets relating to property, plant and equipment	122,533	89,655
Deferred tax assets relating to impairment provision	7,260	5,672
Deferred tax assets relating to financial instruments	84,304	70,760
Deferred tax assets relating to tax loss carry forward	240,892	252,202
Deferred tax assets relating to biological assets	-	4,806
Deferred tax assets relating to inventories	20,252	27,374
Deferred tax assets relating to provisions for income	41,364	35,889
Deferred tax assets relating to allowance for doubtful accounts	2,709	3,160
Deferred tax assets relating to intangible revaluation	397	215
Deferred tax assets relating to other deductible temporary differences	65,147	73,791
Total deferred tax assets	622,849	597,712
Offsetting presentation	(521,345)	(524,303)
Net effect	101,504	73,409

Certain subsidiaries of Arauco mainly in Chile and Brazil, as of the date of these consolidated financial statements, present tax losses for which we estimate that, given the projection of future profits, will allow the recovery of the deferred tax assets recorded. The total amount of these tax losses is ThU.S.$ 874,360 (ThU.S.$ 928,974 as of December 31, 2024).

In addition, as of the closing date of these consolidated financial statements, there are ThU.S.$ 118,725 (ThU.S.$ 129,300 as of December 31, 2024) of non-recoverable tax losses mainly from subsidiaries in the United States. The estimated recovery period exceeds the expiry date of such tax losses.

Deferred tax liabilities

The following table sets forth the deferred tax liabilities as of the dates indicated:

	12-31-2025	12-31-2024
Deferred tax liabilities	ThU.S.$	ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,397,529	1,374,164
Deferred tax liabilities relating to financial instruments	42,384	18,887
Deferred tax liabilities relating to biological assets	481,293	469,770
Deferred tax liabilities relating to inventory	60,729	56,101
Deferred tax liabilities relating to prepaid expenses	37,378	34,889
Deferred tax liabilities relating to intangible	5,419	6,089
Deferred tax liabilities relating to other taxable temporary differences	46,670	33,915
Total deferred tax liabilities	2,071,402	1,993,815
Offsetting presentation	(521,345)	(524,303)
Net effect	1,550,057	1,469,512

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

The effect of this year in deferred tax liabilities related to financial hedging instruments corresponds to a debit of ThU.S.$ 123,732 for the year ended December 31, 2025 (debit of ThU.S.$ 6,075 for the year ended December 31, 2024), which is presented in the consolidated statement of comprehensive income and net in reserves for cash flow hedges in the consolidated statement of changes in equity.

Reconciliation of deferred tax assets and liabilities

	Opening balance 01-01-2025	Deferred tax income (expenses)	Deferred tax of ítems charged to equity	Increase (decrease) net exchange differences	Closing balance 12-31-2025
Deferred tax assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax assets relating to liabilities provisions	11,125	541	-	307	11,973
Deferred tax assets relating to post-employment benefits	23,063	4,118	(1,254)	91	26,018
Deferred tax assets relating to property, plant and equipment	89,655	32,815	-	63	122,533
Deferred tax assets relating to impairment provision	5,672	1,240	-	348	7,260
Deferred tax assets relating to financial instruments	70,760	13,066	(244)	722	84,304
Deferred tax assets relating to tax loss carry forward	252,202	109,896	(123,207)	2,001	240,892
Deferred tax assets relating to biological assets	4,806	(4,806)	-	-	-
Deferred tax assets relating to inventories	27,374	(7,272)	-	150	20,252
Deferred tax assets relating to provisions for income	35,889	5,304	-	171	41,364
Deferred tax assets relating to allowance for doubtful accounts	3,160	(474)	-	23	2,709
Deferred tax assets relating to intangible revaluation	215	182	-	-	397
Deferred tax assets relating to other deductible temporary differences	73,791	(9,019)	-	375	65,147
Total deferred tax assets	597,712	145,591	(124,705)	4,251	622,849

	Opening balance 01-01-2025	Deferred tax (income) expenses	Deferred tax of items charged to equity	Increase (decrease) net exchange differences	Closing balance 12-31-2025
Deferred tax liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,374,164	18,239	-	5,126	1,397,529
Deferred tax liabilities relating to financial instruments	18,887	23,216	281	-	42,384
Deferred tax liabilities relating to biological assets	469,770	11,523	-	-	481,293
Deferred tax liabilities relating to inventory	56,101	4,561	-	67	60,729
Deferred tax liabilities relating to prepaid expenses	34,889	2,454	-	35	37,378
Deferred tax liabilities relating to intangible	6,089	(1,224)	-	554	5,419
Deferred tax liabilities relating to other taxable temporary differences	33,915	11,896	-	859	46,670
Total deferred tax liabilities	1,993,815	70,665	281	6,641	2,071,402

	Opening balance 01-01-2024	Deferred tax income (expenses)	Deferred tax of items charged to equity	Increase (decrease) business combination	Increase (decrease) net exchange differences	Closing balance 12-31-2024
Deferred tax assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax assets relating to liabilities provisions	14,008	(1,857)	-	-	(1,026)	11,125
Deferred tax assets relating to investments	78,061	57,110	(135,171)	-	-	-
Deferred tax assets relating to post-employment benefits	25,726	(2,866)	207	-	(4)	23,063
Deferred tax assets relating to property, plant and equipment	80,410	10,928	-	644	(2,327)	89,655
Deferred tax assets relating to impairment provision	12,319	(4,408)	-	-	(2,239)	5,672
Deferred tax assets relating to financial instruments	58,580	14,618	244	-	(2,682)	70,760
Deferred tax assets relating to tax loss carry forward	257,423	7,183	(7,581)	-	(4,823)	252,202
Deferred tax assets relating to biological assets	-	4,806	-	-	-	4,806
Deferred tax assets relating to inventories	25,011	2,634	-	-	(271)	27,374
Deferred tax assets relating to provisions for income	16,807	19,076	-	-	6	35,889
Deferred tax assets relating to allowance for doubtful accounts	2,384	791	-	-	(15)	3,160
Deferred tax assets relating to intangible revaluation	35	180	-	-	-	215
Deferred tax assets relating to other deductible temporary differences	39,065	37,220	-	-	(2,494)	73,791
Total deferred tax assets	609,829	145,415	(142,301)	644	(15,875)	597,712

	Opening balance 01-01-2024	Deferred tax (income) expenses	Deferred tax of items charged to equity	Increase (decrease) business combination	Increase (decrease) net exchange differences	Closing balance 12-31-2024
Deferred tax liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,415,101	(29,618)	-	-	(11,319)	1,374,164
Deferred tax liabilities relating to financial instruments	26,766	(6,617)	(1,262)	-	-	18,887
Deferred tax liabilities relating to biological assets	475,592	(8,089)	-	2,649	(382)	469,770
Deferred tax liabilities relating to inventory	57,619	(1,411)	-	-	(107)	56,101
Deferred tax liabilities relating to prepaid expenses	36,837	(1,947)	-	-	(1)	34,889
Deferred tax liabilities relating to intangible	10,420	(2,632)	-	-	(1,699)	6,089
Deferred tax liabilities relating to other taxable temporary differences	42,551	(5,471)	-	-	(3,165)	33,915
Total deferred tax liabilities	2,064,886	(55,785)	(1,262)	2,649	(16,673)	1,993,815

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Temporary differences

The following tables summarize the deductible and taxable temporary differences:

Detail of classes of deferred tax temporary differences	12-31-2025		12-31-2024
	Deductible	Taxable	Deductible	Taxable
	difference	difference	difference	difference
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax assets	381,957	-	345,510	-
Deferred tax assets - tax loss carry forward	240,892	-	252,202	-
Deferred tax liabilities	-	2,071,402	-	1,993,815
Total	622,849	2,071,402	597,712	1,993,815

Detail of temporary difference income and loss amounts	January – December
	2025	2024
	ThU.S.$	ThU.S.$
Deferred tax assets (*)	35,695	137,991
Deferred tax assets - tax loss carryforward (*)	109,896	4,175
Deferred tax liabilities (*)	(70,665)	53,104
Total	74,926	195,270

(*) In 2024, includes deferred tax expenses related to temporary differences and tax losses generated by Brazilian companies previously classified as held for sale, through the sale date.

Income tax expense

Income tax expense consists of the following:

	January – December
Income tax composition	2025	2024
	ThU.S.$	ThU.S.$
Current income tax expense	(106,918)	(521,903)
Tax benefit arising from tax credit used to reduce current tax expense	730	177,291
Prior period current income tax adjustments	(1,333)	(1,747)
Other current benefit tax (expenses)	(7,209)	(10,311)
Current tax expense, net	(114,730)	(365,670)

Deferred tax expense relating to origination and reversal of temporary differences (*)	(34,970)	191,095
Tax benefit arising from tax credits used to reduce deferred tax expense (*)	109,896	4,175
Total deferred tax benefit (expense), net	74,926	195,270
Total income tax benefit (expense)	(39,804)	(170,400)

(*) In 2024, includes deferred tax expenses related to temporary differences and tax losses generated by Brazilian companies previously classified as held for sale, through the sale date.

The following table presents the current income tax expense detailed by foreign and domestic (Chile) companies for the year ended December 31, 2025 and 2024:

	January – December
	2025	2024
	ThU.S.$	ThU.S.$
Foreign current income tax expense	(67,932)	(113,313)
Domestic current income tax expense	(46,798)	(252,357)
Total current income tax expense	(114,730)	(365,670)

Foreign deferred tax benefit (expense)(*)	9,450	113,445
Domestic deferred tax benefit (expense)	65,476	81,825
Total deferred tax benefit (expense)	74,926	195,270

Total income tax benefit (expense)	(39,804)	(170,400)

(*) In 2024, includes deferred tax expenses related to temporary differences and tax losses generated by Brazilian companies previously classified as held for sale, through the sale date.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January – December
Reconciliation of income tax from statutory rate to effective tax rate	2025	2024
	ThU.S.$	ThU.S.$
Statutory domestic (Chile) income tax rate	27%	27%
Tax expense at statutory tax rate	(21,784)	(174,604)
Tax effect of foreign tax rates	11,345	14,935
Tax effect of income exempt from taxation	36,362	130,193
Tax effect of not deductible expenses	(48,157)	(166,531)
Tax effect of Previously Unrecognized Tax Benefit in the Income Statement	12,781	-
Tax effect of a new evaluation of deferred tax assets (*)	(11,920)	64,350
Tax effect of tax provided in excess in prior periods	(1,333)	(1,747)
Other tax rate effects (**)	(17,098)	(36,996)
Total adjustments to tax expense at applicable tax rate	(18,020)	4,204
Tax benefit (expense) at effective tax rate	(39,804)	(170,400)

(*) It corresponds mainly to the tax effect associated with the inflation adjustment on Argentine tax bases.

(**) It mainly includes the tax effect generated by the exchange difference in the conversion of tax bases with local currency other than the functional currency.

Arauco has assessed the potential impact derived from the implementation of the so-called "GloBE or Pillar 2 rules," which seek to ensure that multinational groups pay a minimum effective tax rate of 15%.

To date, this regulation has not been adopted in Chile (the jurisdiction where Arauco’s headquarters are located), but it has been adopted in other jurisdictions where Arauco operates, making it necessary to estimate the potential impact of its application as of its effective date for the fiscal years ended December 31, 2025 and 2024.

Therefore, based on its best understanding, Arauco has evaluated the impact that these regulations could have in all jurisdictions where it operates and has determined that, to date, they would only have an impact on some of its operations in Uruguay, recognizing a preliminary tax with an effect on profit or loss of ThU.S.$ 4,255 in the fiscal year 2025 (ThU.S.$ 14,136 for the year ended December 31, 2024). The balance of the provision for this item as of December 31, 2025 amounts to ThU.S.$ 20,243 (ThU.S.$ 14,136 as of December 31, 2025).

Current tax assets and liabilities

The current tax assets and liabilities balances are as follow:

Current tax assets	12-31-2025	12-31-2024
	ThU.S.$	ThU.S.$
Monthly Provisional Payments	46,156	45,691
Income tax receivable	27,071	30,058
Provision tax income	(46,384)	(45,129)
Recoverable credits	47,698	43,288
Other tax receivables	1,768	1,705
Total	76,309	75,613

Current tax liabilities	12-31-2025	12-31-2024
	ThU.S.$	ThU.S.$
Provision tax income (First category)	24,445	216,591
Monthly Provisional Payments and other tax receivables	(15,531)	(203,450)
Other tax payables	21,491	14,424
Total	30,405	27,565

Non-current current tax liabilities	12-31-2025	12-31-2024
	ThU.S.$	ThU.S.$
Provision tax income (First category), non-current	3,001	-
Other tax payables, non-current	4,255	-
Total	7,256	-

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

	12-31-2025	12-31-2024
	ThU.S.$	ThU.S.$

Property, plant and equipment, net
Construction work in progress	2,316,654	725,744
Land	978,088	931,333
Buildings	3,565,602	3,663,306
Plant and equipment	3,941,918	3,984,319
Information technology equipment	39,479	41,250
Fixtures and fittings	12,822	12,288
Motor vehicles	64,695	54,744
Bearer plants	1,045	-
Other property, plant and equipment	204,510	197,087
Total net	11,124,813	9,610,071

Property, plant and equipment, gross
Construction work in progress	2,316,654	725,744
Land	978,088	931,333
Buildings	6,578,709	6,505,187
Plant and equipment	9,188,739	8,988,084
Information technology equipment	147,033	141,492
Fixtures and fittings	57,908	55,785
Motor vehicles	136,536	119,251
Bearer plants	1,350	-
Other property, plant and equipment	221,678	215,056
Total gross	19,626,695	17,681,932

Accumulated depreciation and impairment
Buildings	(3,013,107)	(2,841,881)
Plant and equipment	(5,246,821)	(5,003,765)
Information technology equipment	(107,554)	(100,242)
Fixtures and fittings	(45,086)	(43,497)
Motor vehicles	(71,841)	(64,507)
Bearer plants	(305)	-
Other property, plant and equipment	(17,168)	(17,969)
Total	(8,501,882)	(8,071,861)

Description of property, plant and equipment pledged as security for liabilities

As of December 31, 2025, there are no significant assets pledged as collateral to be disclosed in these consolidated financial statements.

Disbursements commitments for the acquisition of property, plant and equipment and disbursements for property, plant and equipment under construction.

	12-31-2025	12-31-2024
	ThU.S.$	ThU.S.$
Amount committed for the acquisition of property, plant and equipment	3,561,992	1,918,997

The disbursements commitments are mainly related to Sucuriú project.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of property, plant and equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of December 31, 2025 and 2024:

Reconciliation of property, plant and equipment	Construction work in progress	Land	Buildings	Plant and equipment	IT equipment	Fixtures and fittings	Motor vehicles	Bearer plants	Other property, plant and equipment	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2025	725,744	931,333	3,663,306	3,984,319	41,250	12,288	54,744	-	197,087	9,610,071
Changes
Additions	1,999,149	40,891	19,529	61,975	1,237	653	4,379	-	7,918	2,135,731
Disposals	-	(2,726)	(554)	(7,840)	(9)	(7)	(196)	-	(585)	(11,917)
Withdrawals	(6,865)	(571)	(3,306)	(8,980)	(173)	(33)	(384)	-	(103)	(20,415)
Depreciation	-	-	(225,723)	(403,903)	(8,727)	(2,956)	(11,709)	(305)	(1,447)	(654,770)
Impairment loss recognized in profit or loss	-	-	3,362	3,015	-	-	38	-	-	6,415
Increase (decrease) through net exchange differences	27,600	8,888	15,881	41,740	352	133	34	-	2,518	97,146
Reclassification of assets held for sale	-	(1,528)	(100)	(3,347)	-	-	(26)	-	-	(5,001)
Transfers from construction in progress closed and reclassifications	(428,974)	1,801	93,207	304,758	5,549	2,744	20,443	1,350	(878)	-
Decrease through transfers of leasing assets	-	-	-	(29,819)	-	-	(2,628)	-	-	(32,447)
Total changes	1,590,910	46,755	(97,704)	(42,401)	(1,771)	534	9,951	1,045	7,423	1,514,742
Closing balance 12-31-2025	2,316,654	978,088	3,565,602	3,941,918	39,479	12,822	64,695	1,045	204,510	11,124,813

Reconciliation of property, plant and equipment	Construction work in progress	Land	Buildings	Plant and equipment	IT equipment	Fixtures and fittings	Motor vehicles	Other property, plant and equipment	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2024	611,424	882,222	3,774,756	4,074,957	42,659	12,795	50,678	157,625	9,607,116
Changes
Additions	627,882	34,531	10,667	59,509	687	778	4,107	33,279	771,440
Business combination	-	29,972	274	14	-	12	-	4	30,276
Disposals	(560)	(524)	(5,091)	(1,681)	(43)	(99)	(914)	-	(8,912)
Withdrawals	(3,864)	(139)	(3,416)	(14,129)	(158)	(30)	(251)	(741)	(22,728)
Depreciation	-	-	(222,523)	(393,772)	(8,504)	(3,073)	(9,476)	(1,297)	(638,645)
Impairment loss recognized in profit or loss	-	-	(1,082)	(7,799)	(35)	(567)	-	-	(9,483)
Increase (decrease) through net exchange differences	(23,171)	(22,583)	(16,113)	(42,634)	(394)	(96)	(2,624)	(4,402)	(112,017)
Reclassification of assets held for sale	-	(3,601)	-	-	-	-	-	12,000	8,399
Transfers from construction in progress closed and reclassifications	(485,967)	11,455	125,834	322,902	7,038	2,568	15,551	619	-
Reclassification from lease to property, plant and equipment	-	-	-	292	-	-	-	-	292
Decrease through transfers of leasing assets	-	-	-	(13,340)	-	-	(2,327)	-	(15,667)
Total changes	114,320	49,111	(111,450)	(90,638)	(1,409)	(507)	4,066	39,462	2,955
Closing balance 12-31-2024	725,744	931,333	3,663,306	3,984,319	41,250	12,288	54,744	197,087	9,610,071

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

The depreciation expense for the years ended December 31, 2025 and 2024 was as follows:

	January – December
	2025	2024
Depreciation for the year	ThU.S.$	ThU.S.$
Cost of sales	591,693	584,343
Administrative expenses	29,807	30,007
Other expenses	12,143	14,709
Total	633,643	629,059

The useful lives of property, plant and equipment are estimated based on the expected use of the assets. The average useful lives by asset class are as follow:

Years of Useful Life (Average)
Buildings	58
Plant and equipment	30
Information technology equipment	8
Fixtures and fittings	28
Motor vehicles	7
Bearer plants	5
Other property, plant and equipment	14

The capitalized borrowing costs are detailed in Note 12.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. Leases

Arauco acting as lessee

Right of use assets

	12-31-2025	12-31-2024
	ThU.S.$	ThU.S.$
Property, plant and equipment by right of use, net

Land	846,850	599,101
Buildings	23,338	15,992
Plant and equipment	64,704	63,102
Information technology equipment	304	392
Motor vehicles	58,219	80,464
Other property, plant and equipment	10,303	12,835
Total net	1,003,718	771,886
Property, plant and equipment by right of use, gross

Land	942,871	660,753
Buildings	42,205	32,265
Plant and equipment	96,808	93,922
Information technology equipment	737	784
Motor vehicles	129,820	269,228
Other property, plant and equipment	16,044	15,845
Total gross	1,228,485	1,072,797
Accumulated depreciation and impairment by right of use

Land	(96,021)	(61,652)
Buildings	(18,867)	(16,273)
Plant and equipment	(32,104)	(30,820)
Information technology equipment	(433)	(392)
Motor vehicles	(71,601)	(188,764)
Other property, plant and equipment	(5,741)	(3,010)
Total	(224,767)	(300,911)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2025

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of property, plant and equipment by right of use

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment by right of use as of December 31, 2025 and 2024:

Reconciliation of property, plant and equipment by right of use	Land	Buildings	Plant and equipment	IT equipment	Motor vehicles	Other property, plant and equipment	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2025	599,101	15,992	63,102	392	80,464	12,835	771,886
Changes
Additions	300,063	13,869	7,215	222	19,054	199	340,622
Disposals	-	-	-	-	(574)	-	(574)
Withdrawals	(3,659)	-	-	-	(9,879)	-	(13,538)
Depreciation (*)	(37,407)	(6,471)	(5,891)	(350)	(30,200)	(2,731)	(83,050)
Increase (decrease) through net exchange differences	868	51	278	40	(183)	-	1,054
Increase (decrease) through others	(12,116)	(103)	-	-	(463)	-	(12,682)
Total changes	247,749	7,346	1,602	(88)	(22,245)	(2,532)	231,832
Closing balance 12-31-2025	846,850	23,338	64,704	304	58,219	10,303	1,003,718

Reconciliation of property, plant and equipment by right of use	Land	Buildings	Plant and equipment	IT equipment	Motor vehicles	Other property, plant and equipment	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2024	460,386	16,412	60,993	186	50,869	11,515	600,361
Changes
Additions	280,671	8,385	9,103	511	58,954	3,797	361,421
Disposals	-	(2,474)	-	-	(130)	-	(2,604)
Withdrawals	-	(539)	-	-	(178)	-	(717)
Depreciation (*)	(31,792)	(5,604)	(6,641)	(204)	(28,977)	(2,200)	(75,418)
Increase (decrease) through net exchange differences	(110,574)	(131)	(353)	(101)	(74)	15	(111,218)
Reclassification from lease to Property, plant and equipment	-	-	-	-	-	(292)	(292)
Increase (decrease) through others	410	(57)	-	-	-	-	353
Total changes	138,715	(420)	2,109	206	29,595	1,320	171,525
Closing balance 12-31-2024	599,101	15,992	63,102	392	80,464	12,835	771,886

(*) The amount of depreciation related to land leased for plantations is reclassified to biological assets to form part of the formation costs.

Lease liabilities and their maturity are presented in Notes 11 and 23.

The depreciation expense for the years ended December 31, 2025 and 2024 recognized in property, plant and equipment by right of use is as follows:

	January – December
	2025	2024
Depreciation for the period	ThU.S.$	ThU.S.$
Cost of sales	32,025	35,005
Distribution costs	1,647	1,068
Administrative expenses	8,543	7,110
Total	42,215	43,183

In the application of IFRS 16, Arauco chose not to apply the requirements to recognize a liability and an asset for right of use for leases which term ends within 12 months and for leases in which the underlying asset is of low value ThU.S.$ 5. As a result, Arauco has recognized directly in the consolidated statement of profit or loss, as follows:

	January – December
	2025	2024
	ThU.S.$	ThU.S.$
Expenses from payments of variable leases	(149,000)	(231,094)
Expenses from low value leases	(3,583)	(4,603)
Expenses from short-term leases	(34,225)	(39,047)
Income from sublease of right of use assets	655	628

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

Arauco acting as lessor

Reconciliation of financial lease minimum payments:

	12-31-2025
	Gross	Interest	Present value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	26,758	2,725	24,033
Between one and two years	24,433	1,749	22,684
Between two and three years	16,626	831	15,795
Between three and four years	7,860	408	7,452
Between four and five years	2,618	159	2,459
More than five years	5,242	346	4,896
Total	83,537	6,218	77,319

	12-31-2024
	Gross	Interest	Present value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	19,532	2,285	17,247
Between one and two years	20,042	1,804	18,238
Between two and three years	18,397	1,005	17,392
Between three and four years	12,284	360	11,924
Between four and five years	2,731	54	2,677
More than five years	210	1	209
Total	73,196	5,509	67,687

Financial lease receivables are presented in the consolidated statements of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

Arauco accounts for its lease contracts as financial leases. These lease contracts are for a term of less than six years at market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under general and special conditions stipulated in each contract.

Arauco holds leases as lessee and lessor, described in the previous tables, for which there are no impairment contingent payments or restrictions to report.

NOTE 9. REVENUE

	January – December
	2025	2024
Classes of revenue	ThU.S.$	ThU.S.$
Revenue from sales of goods	5,944,197	6,415,109
Revenue from rendering of services	139,945	131,037
Total	6,084,142	6,546,146

The reportable segments revenues by business area and by geographical area are presented in Note 24.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

NOTE 10. EMPLOYEE BENEFITS

Classes of benefits and expenses by employee

	January – December
	2025	2024
	ThU.S.$	ThU.S.$
Employee expenses	739,797	711,016
Wages and salaries	716,787	690,996
Severance indemnities	23,010	20,020

	12-31-2025	12-31-2024
Discount rate	3.23%	3.23%
Inflation	3.20%	3.20%
Annual rate of wage growth	5.22%	5.22%
Mortality rate	RV-2020	RV-2020

Sensitivities to assumptions	ThU.S.$

Discount rate
Increase in 100 bps	(6,170)
Decrease in 100 bps	7,064

Wage growth rates
Increase in 100 bps	6,195
Decrease in 100 bps	(5,486)

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligations as of December 31, 2025 and 2024:

	12-31-2025	12-31-2024
	ThU.S.$	ThU.S.$
Current	7,501	6,669
Non-current	87,359	77,634
Total	94,860	84,303

	12-31-2025	12-31-2024
Reconciliation of the present value of severance indemnities obligations	ThU.S.$	ThU.S.$
Opening balance	84,303	94,325
Current service cost	6,840	5,979
Interest cost	4,863	4,367
(Gains) losses from changes in actuarial assumptions	-	22
Actuarial gains and losses arising from experience	(4,643)	743
Benefits paid	(5,064)	(7,152)
Increase (decrease) for foreign currency exchange rates changes	8,561	(13,981)
Closing balance	94,860	84,303

The average staffing as of December 31, 2025 was 19,100 people.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. BALANCES IN FOREIGN CURRENCY AND FOREIGN CURRENCY EXCHANGE RATE IMPACT IN PROFIT OR LOSS.

	U.S dollar	Euros	Brazilian Real	Argentine Pesos	Mexican Pesos	Other currencies	Chilean Pesos	U.F.	Total
December 31, 2025	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Assets
Current assets
Cash and cash equivalents	777,505	15,723	107,494	43,063	32,564	69,274	238,430	-	1,284,053
Other current financial assets	230,988	-	-	-	-	-	36	-	231,024
Other current non-financial assets	84,335	663	12,620	14,116	25,684	6,047	69,351	-	212,816
Trade and other current receivables	537,861	16,967	52,973	22,408	36,149	7,910	130,689	27,209	832,166
Accounts receivable due from related companies	48	-	-	-	-	-	442	-	490
Current inventories	1,372,990	-	93,292	-	48,503	-	1,854	-	1,516,639
Current biological assets	235,512	-	821	-	-	-	-	-	236,333
Current tax assets	63,063	-	4,446	-	1,388	4,695	2,717	-	76,309
Non-current assets or disposal groups classified as held for sale	3,302,302	33,353	271,646	79,587	144,288	87,926	443,519	27,209	4,389,830
Non-current assets or disposal groups classified as held for sale	3,807	-	15	-	53	-	26	-	3,901
Total current assets	3,306,109	33,353	271,661	79,587	144,341	87,926	443,545	27,209	4,393,731

Non-current assets
Other non-current financial assets	257,498	-	-	-	-	-	-	-	257,498
Other non-current non-financial assets	546,939	36	106,045	-	810	671	1,262	91	655,854
Trade and other non-current receivables	1,394	-	18,623	344	-	-	5,264	53,700	79,325
Investments accounted for using equity method	113,857	232,236	73,998	-	-	-	63,451	-	483,542
Intangible assets other than goodwill	46,367	-	1,276	-	308	2,414	128	-	50,493
Goodwill	39,335	-	11,298	-	-	2,048	-	-	52,681
Property, plant and equipment	10,401,426	-	303,204	-	385,773	33,032	1,378	-	11,124,813
Right of use assets	1,000,254	-	414	-	2,657	388	5	-	1,003,718
Non-current biological assets	3,101,604	-	-	-	-	-	-	-	3,101,604
Deferred tax assets	59,779	-	41,725	-	-	-	-	-	101,504
Total non-current assets	15,568,453	232,272	556,583	344	389,548	38,553	71,488	53,791	16,911,032

Total assets	18,874,562	265,625	828,244	79,931	533,889	126,479	515,033	81,000	21,304,763

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

	U.S dollar	Euros	Brazilian Real	Argentine Pesos	Mexican Pesos	Other currencies	Chilean Pesos	U.F.	Total
December 31, 2025	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Liabilities
Current liabilities
Other current financial liabilities	236,724	76,916	109,184	-	-	-	-	285,646	708,470
Current lease liabilities	16,279	110	16,052	-	428	341	16,430	6,183	55,823
Trade and other current payables	156,792	37,180	428,735	41,240	23,199	30,083	285,349	40,663	1,043,241
Accounts payable to related companies	559	-	-	-	-	-	8,878	-	9,437
Other short-term provisions	116	-	1,514	-	-	-	21	1,404	3,055
Current tax liabilities	8,691	17,598	72	2,791	974	279	-	-	30,405
Current provisions for employee benefits	13	-	-	-	-	-	7,488	-	7,501
Other current non-financial liabilities	17,890	150	30,553	6,380	7,156	49	11,465	-	73,643
Total current liabilities	437,064	131,954	586,110	50,411	31,757	30,752	329,631	333,896	1,931,575

Non-current liabilities
Other non-current financial liabilities	4,022,076	217,535	83,803	-	-	-	-	2,615,874	6,939,288
Non-current lease liabilities	129,212	213	778,083	-	549	257	33,567	17,356	959,237
Other non current payables	24,952	-	19,558	-	-	-	9,203	-	53,713
Non-current accounts payable to related companies	23,924	-	-	-	-	-	-	-	23,924
Other long-term provisions	23,482	-	6,879	2,803	5,424	-	-	-	38,588
Deferred tax liabilities	1,507,901	-	29,700	-	7,297	5,159	-	-	1,550,057
Non-current, current tax liabilities	4,255	-	-	3,001	-	-	-	-	7,256
Non-current provisions for employee benefits	-	-	-	-	1,574	-	85,785	-	87,359
Other non-current non-financial liabilities	-	-	29,506	65	-	-	717	-	30,288
Total non-current liabilities	5,735,802	217,748	947,529	5,869	14,844	5,416	129,272	2,633,230	9,689,710

Total liabilities	6,172,866	349,702	1,533,639	56,280	46,601	36,168	458,903	2,967,126	11,621,285

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

	U.S dollar	Euros	Brazilian real	Argentine pesos	Mexican pesos	Other currencies	Chilean pesos	U.F.	Total
December 31, 2024	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Assets
Current assets
Cash and cash equivalents	668,888	8,754	117,848	12,642	40,128	11,794	211,506	-	1,071,560
Other current financial assets	25,949	-	-	-	-	-	11	-	25,960
Other current non-financial assets	104,366	562	17,153	31,100	20,539	9,551	77,821	-	261,092
Trade and other current receivables	815,884	28,149	38,327	26,569	33,704	1,077	92,401	18,596	1,054,707
Accounts receivable due from related companies	5,646	-	-	1,812	-	-	2,701	-	10,159
Current Inventories	1,335,410	-	81,043	-	37,954	-	1,853	-	1,456,260
Current biological assets	304,302	-	11,198	-	-	-	-	-	315,500
Current tax assets	70,105	-	2,636	-	515	-	2,357	-	75,613
Non-current assets or disposal groups classified as held for sale	3,330,550	37,465	268,205	72,123	132,840	22,422	388,650	18,596	4,270,851
Non-current assets or disposal groups classified as held for sale	3,708	-	13	-	46	-	-	-	3,767
Total current assets	3,334,258	37,465	268,218	72,123	132,886	22,422	388,650	18,596	4,274,618

Non-current assets
Other non-current financial assets	16,747	-	-	-	-	-	-	-	16,747
Other non-current non-financial assets	58,937	-	24,043	-	629	8	1,419	-	85,036
Trade and other non-current receivables	2,784	-	9,891	458	-	-	1,505	51,097	65,735
Investments accounted for using equity method	106,784	211,345	41,352	-	-	-	47,130	-	406,611
Intangible assets other than goodwill	52,318	-	2,368	-	63	-	1,231	-	55,980
Goodwill	41,286	-	10,039	-	-	-	-	-	51,325
Property, plant and equipment	8,917,848	-	462,845	-	228,153	-	1,225	-	9,610,071
Right of use assets	225,551	-	544,198	-	1,932	-	205	-	771,886
Non-current biological assets	2,554,897	-	192,997	-	-	-	-	-	2,747,894
Deferred tax assets	21,407	-	48,554	-	714	-	2,734	-	73,409
Total non-current assets	11,998,559	211,345	1,336,287	458	231,491	8	55,449	51,097	13,884,694

Total assets	15,332,817	248,810	1,604,505	72,581	364,377	22,430	444,099	69,693	18,159,312

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

	U.S dollar	Euros	Brazilian real	Argentine pesos	Mexican pesos	Other currencies	Chilean pesos	U.F.	Total
December 31, 2024	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Liabilities
Current liabilities
Other current financial liabilities	191,900	67,987	36,538	-	-	-	-	52,480	348,905
Current lease liabilities	13,273	113	13,435	-	584	965	22,582	4,899	55,851
Trade and other current payables	188,747	21,414	78,396	47,373	24,199	16,411	331,286	38,145	745,971
Accounts payable to related companies	426	-	3,007	-	-	-	7,130	-	10,563
Other short-term provisions	490	-	-	-	-	-	111	1,236	1,837
Current tax liabilities	3,086	12,092	1,184	8,252	2,951	-	-	-	27,565
Current provisions for employee benefits	-	-	-	-	-	-	6,669	-	6,669
Other current non-financial liabilities	125,483	94	21,938	6,714	2,999	9	8,328	24	165,589
Total liabilities, current	523,405	101,700	154,498	62,339	30,733	17,385	376,106	96,784	1,362,950

Non-current liabilities
Other non-current financial liabilities	3,534,436	255,430	164,899	-	-	-	-	1,766,947	5,721,712
Non-current lease liabilities	120,661	295	490,778	-	523	49	43,238	16,595	672,139
Other non-current payables	23,942	-	3,266	-	-	-	8,102	-	35,310
Non-current accounts payable to related companies	26,207	-	-	-	-	-	-	-	26,207
Other long-term provisions	-	-	6,785	26,294	-	-	42	-	33,121
Deferred tax liabilities	1,443,086	-	21,645	-	4,781	-	-	-	1,469,512
Non-current provisions for employee benefits	-	-	-	-	1,211	-	76,423	-	77,634
Other non-current non-financial liabilities	-	-	36,075	64	-	-	873	-	37,012
Total non-current liabilities	5,148,332	255,725	723,448	26,358	6,515	49	128,678	1,783,542	8,072,647

Total liabilities	5,671,737	357,425	877,946	88,697	37,248	17,434	504,784	1,880,326	9,435,597

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

	12-31-2025			12-31-2024
	Up to 90 days	From 91 days to 1 year	Total	Up to 90 days	From 91 days to 1 year	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total current liabilities	1,306,967	624,608	1,931,575	1,021,171	341,779	1,362,950

Other current financial liabilities	163,130	545,340	708,470	60,710	288,195	348,905
U.S. dollar	71,285	165,439	236,724	36,401	155,499	191,900
Euros	-	76,916	76,916	-	67,987	67,987
Brazilian real	91,845	17,339	109,184	24,309	12,229	36,538
U.F.	-	285,646	285,646	-	52,480	52,480

Bank borrowings	91,845	219,854	311,699	28,154	220,673	248,827
U.S. dollar	-	125,599	125,599	3,845	140,457	144,302
Euros	-	76,916	76,916	-	67,987	67,987
Brazilian real	91,845	17,339	109,184	24,309	12,229	36,538

Other borrowings	71,285	325,486	396,771	32,556	67,522	100,078
U.S. dollar	71,285	39,840	111,125	32,556	15,042	47,598
U.F.	-	285,646	285,646	-	52,480	52,480

Current lease liabilities	18,605	37,218	55,823	15,116	40,735	55,851
U.S. dollar	4,160	12,119	16,279	3,612	9,661	13,273
Euros	32	78	110	30	83	113
Brazilian real	6,176	9,876	16,052	3,729	9,706	13,435
Mexican pesos	177	251	428	147	437	584
Other currencies	103	238	341	107	858	965
Chilean pesos	5,557	10,873	16,430	5,698	16,884	22,582
U.F.	2,400	3,783	6,183	1,793	3,106	4,899

Trade and other current payables	1,002,999	40,242	1,043,241	741,847	4,124	745,971
U.S. dollar	156,408	384	156,792	188,747	-	188,747
Euros	37,180	-	37,180	21,414	-	21,414
Brazilian real	392,040	36,695	428,735	74,610	3,786	78,396
Argentine pesos	41,240	-	41,240	47,373	-	47,373
Mexican pesos	20,036	3,163	23,199	23,861	338	24,199
Other currencies	30,083	-	30,083	16,411	-	16,411
Chilean pesos	285,349	-	285,349	331,286	-	331,286
U.F.	40,663	-	40,663	38,145	-	38,145

Accounts payable to related companies	9,437	-	9,437	10,563	-	10,563
U.S. dollar	559	-	559	426	-	426
Brazilian real	-	-	-	3,007	-	3,007
Chilean pesos	8,878	-	8,878	7,130	-	7,130

Other short-term provisions	3,055	-	3,055	1,837	-	1,837
U.S. dollar	116	-	116	490	-	490
Brazilian real	1,514	-	1,514	-	-	-
Chilean pesos	21	-	21	111	-	111
U.F.	1,404	-	1,404	1,236	-	1,236

Current tax liabilities	28,597	1,808	30,405	18,840	8,725	27,565
U.S. dollar	6,883	1,808	8,691	2,613	473	3,086
Euros	17,598	-	17,598	12,092	-	12,092
Brazilian real	72	-	72	1,184	-	1,184
Argentine pesos	2,791	-	2,791	-	8,252	8,252
Mexican pesos	974	-	974	2,951	-	2,951
Other currencies	279	-	279	-	-	-

Current provisions for employee benefits	7,501	-	7,501	6,669	-	6,669
U.S. dollar	13	-	13	-	-	-
Chilean pesos	7,488	-	7,488	6,669	-	6,669

Other current non-financial liabilities	73,643	-	73,643	165,589	-	165,589
U.S. dollar	17,890	-	17,890	125,483	-	125,483
Euros	150	-	150	94	-	94
Brazilian real	30,553	-	30,553	21,938	-	21,938
Argentine pesos	6,380	-	6,380	6,714	-	6,714
Mexican pesos	7,156	-	7,156	2,999	-	2,999
Other currencies	49	-	49	9	-	9
Chilean pesos	11,465	-	11,465	8,328	-	8,328
U.F.	-	-	-	24	-	24

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

	12-31-2025				12-31-2024
	From 13 months to 3 years	From 3 years to 5 years	More than 5 years	Total	From 13 months to 3 years	From 3 years to 5 years	More than 5 years	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total non-current liabilities	2,483,597	1,561,743	5,644,370	9,689,710	2,905,653	1,040,941	4,126,053	8,072,647

Other non-current financial liabilities	1,156,587	1,405,814	4,376,887	6,939,288	1,686,157	885,612	3,149,943	5,721,712
U.S. dollar	716,962	1,220,427	2,084,687	4,022,076	1,166,799	495,482	1,872,155	3,534,436
Euros	144,005	73,530	-	217,535	126,200	129,230	-	255,430
Brazilian real	60,984	22,819	-	83,803	120,222	44,677	-	164,899
U.F.	234,636	89,038	2,292,200	2,615,874	272,936	216,223	1,277,788	1,766,947

Bank borrowings	414,511	322,845	207,111	944,467	728,289	173,907	-	902,196
U.S. dollar	209,522	226,496	207,111	643,129	481,867	-	-	481,867
Euros	144,005	73,530	-	217,535	126,200	129,230	-	255,430
Brazilian real	60,984	22,819	-	83,803	120,222	44,677	-	164,899

Other borrowings	742,076	1,082,969	4,169,776	5,994,821	957,868	711,705	3,149,943	4,819,516
U.S. dollar	507,440	993,931	1,877,576	3,378,947	684,932	495,482	1,872,155	3,052,569
U.F.	234,636	89,038	2,292,200	2,615,874	272,936	216,223	1,277,788	1,766,947

Non-current lease liabilities	98,028	83,634	777,575	959,237	104,578	70,490	497,071	672,139
U.S. dollar	34,671	22,517	72,024	129,212	26,402	19,943	74,316	120,661
Euros	159	54	-	213	174	121	-	295
Brazilian real	32,098	43,376	702,609	778,083	36,290	34,477	420,011	490,778
Mexican pesos	504	45	-	549	494	29	-	523
Other currencies	257	-	-	257	49	-	-	49
Chilean pesos	20,396	13,171	-	33,567	32,934	10,304	-	43,238
U.F.	9,943	4,471	2,942	17,356	8,235	5,616	2,744	16,595

Non-current payable	53,713	-	-	53,713	35,310	-	-	35,310
U.S. dollar	24,952	-	-	24,952	23,942	-	-	23,942
Brazilian real	19,558	-	-	19,558	3,266	-	-	3,266
Chilean pesos	9,203	-	-	9,203	8,102	-	-	8,102

Non- current accounts payable to related companies	15,821	612	7,491	23,924	13,655	7,581	4,971	26,207
U.S. dollar	15,821	612	7,491	23,924	13,655	7,581	4,971	26,207

Other long-term provisions	34,618	114	3,856	38,588	29,155	3,966	-	33,121
U.S. dollar	23,482	-	-	23,482	-	-	-	-
Brazilian real	2,909	114	3,856	6,879	2,819	3,966	-	6,785
Argentine pesos	2,803	-	-	2,803	26,294	-	-	26,294
Mexican pesos	5,424	-	-	5,424	-	-	-	-
Chilean pesos	-	-	-	-	42	-	-	42

Deferred tax liabilities	999,927	71,569	478,561	1,550,057	922,585	72,859	474,068	1,469,512
U.S. dollar	986,295	67,719	453,887	1,507,901	916,756	72,859	453,471	1,443,086
Brazilian real	1,176	3,850	24,674	29,700	1,048	-	20,597	21,645
Mexican pesos	7,297	-	-	7,297	4,781	-	-	4,781
Other currencies	5,159	-	-	5,159	-	-	-	-

Non-current current tax liabilities	7,256	-	-	7,256	-	-	-	-
U.S. dollar	4,255	-	-	4,255	-	-	-	-
Argentine pesos	3,001	-	-	3,001	-	-	-	-

Non-current provisions for employee benefits	87,359	-	-	87,359	77,634	-	-	77,634
Mexican pesos	1,574	-	-	1,574	1,211	-	-	1,211
Chilean pesos	85,785	-	-	85,785	76,423	-	-	76,423

Other non-current non-financial liabilities	30,288	-	-	30,288	36,579	433	-	37,012
Brazilian real	29,506	-	-	29,506	35,642	433	-	36,075
Argentine pesos	65	-	-	65	64	-	-	64
Chilean pesos	717	-	-	717	873	-	-	873

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. dollar as follows:

Subsidiary	Country	Functional currency
Altovento SpA.	Chile	Chilean pesos
Arauco Canada Ltd.	Canada	Canadian dollar
Arauco do Brasil S.A.	Brazil	Brazilian real
Arauco Empreendimentos Florestais MS Ltda.	Brazil	Brazilian Real
Arauco Industria de Mexico, S.A. de C.V.	Mexico	Mexican pesos
Arauco Industria de Paineis S.A.	Brazil	Brazilian real
Arauco Participações Florestais Ltda.	Brazil	Brazilian real
Araucomex Servicios, S.A. de C.V.	Mexico	Mexican pesos
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean pesos
E2E SpA.	Chile	Chilean pesos
Leasing Forestal S.A.	Argentina	Argentine pesos
Mahal Empreendimentos e Participações S.A.	Brazil	Brazilian real
Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian real
Parque Eólico Girasol SpA.	Chile	Chilean pesos
Parque Eólico El Jazmín SpA.	Chile	Chilean pesos
Parque Eólico El Trébol SpA.	Chile	Chilean pesos
Parque Eólico Hortensias SpA.	Chile	Chilean pesos
Parque Eólico Las Calas SpA.	Chile	Chilean pesos
Parque Eólico Las Dalias SpA.	Chile	Chilean pesos
Parque Eólico Las Fresias SpA.	Chile	Chilean pesos
Parque Eólico Lavanda SpA.	Chile	Chilean pesos
Parque Eólico Los Cardos SpA.	Chile	Chilean pesos
Parque Eólico Tulipanes SpA.	Chile	Chilean pesos
Tecverde S.A.	Brazil	Brazilian real

On January 1, 2025, Arauco Celulose do Brasil S.A. and Arauco MS Participações S.A. changed their functional currency from the Brazilian real to the U.S. dollar. In accordance with IAS 21, this change is based on the U.S. dollar becoming the currency that primarily reflects the economic environment in which the entity operates, particularly with respect to revenue, expenses, investments, and financing. The change has been applied prospectively from the aforementioned date, converting the balances of assets, liabilities, and equity at the exchange rate in effect on that date. This change had no effect on the results of the period or on the accumulated translation reserves.

The table below shows a detail per company of the effect in the period of the reserve of exchange differences on translation of the parent’s ownership interest:

	January – December
	2025	2024
	ThU.S.$	ThU.S.$
Arauco Canada Limited.	10,834	(18,206)
Arauco Do Brasil S.A.	42,563	(31,336)
Arauco Florestal Arapoti S.A. (*)	-	101,277
Arauco Forest Brasil S.A. (*)	-	287,217
Arauco Industria de Mexico, S.A de C.V.	42,883	(56,079)
Arauco MS Participações S.A. (**)	-	(116,742)
Arauco Participações Florestais Ltda.	4,296	-
Mahal Empreendimentos e Participações S.A.	9,400	-
Sonae Arauco S.A.	26,982	(12,733)
Others (**)	(3,393)	(28,301)
Total reserve of exchange differences on translation	133,565	125,097

(*) In July 2024, these companies were sold.

(**) On January 1, 2025, Arauco Celulose do Brasil S.A. and Arauco MS Participações S.A. changed their functional currency from the Brazilian real to the U.S. dollar. Arauco Celulose do Brasil S.A. is presented in the line Others.

Effect of foreign exchange rates changes

	January – December
	2025	2024
	ThU.S.$	ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	(53,356)	(3,126)
Reserve of exchange differences on translation (with non-controlling interests)	133,703	259,895

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

NOTE 12. Borrowing COSTS

Arauco capitalizes interest at effective rate on current investment projects, that are carried out with debts.

The interest cost that have been capitalized mainly associated with the construction project of the pulp mill known as the Sucuriú Project.

	January – December
	2025	2024
	ThU.S.$	ThU.S.$
Interest cost capitalized, property, plant and equipment
Capitalization rate of interest cost capitalized, property, plant and equipment	4.99%	4.55%
Amount of the interest cost capitalized, property, plant and equipment	45,508	2,131

NOTE 13. RELATED PARTIES

Related party disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Chilean Commission for the Financial Market and the Chilean Corporations Law.

The receivable and payable amounts among related parties at the end of each period correspond to commercial and financing transactions denominated in Chilean pesos, U.S. dollars and Brazilian real, where collection or payment deadlines are shown in the following tables and in general do not bear interest, except for financing transactions.

As of the date of these consolidated financial statements, the main transactions with related parties are related to fuel purchases with Copec S.A. and sodium chlorate purchases at EKA Chile S.A.

As of the date of these consolidated financial statements, there were neither provisions for accounts of doubtful collection nor any guarantees granted or received related to the balances with related parties.

Name of group’s main shareholders

The ultimate shareholders of Arauco, directly and indirectly, are Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi.

Name of the intermediate controlling entity that produces consolidated financial statements for public use

Empresas Copec S.A.

Key management personnel compensation

Compensation to key management personnel, including directors, managers and deputy managers, consists of a fixed monthly salary, and managers and deputy managers also receive an annual bonus subject to the results of the Company and the fulfillment of goals of the business as well as individual performance.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

Pricing strategy terms and conditions corresponding to transactions with related parties

Transactions carried out with related parties are intended to contribute to the corporate interest, are adjusted in price, terms and conditions to those prevailing in the market at the time of approval, and meet the requirements and procedures set forth in the law.

The table below sets forth information about the relationship between the parent company and its subsidiaries

				% Ownership interest			% Ownership interest
			Functional	12-31-2025			12-31-2024
ID N°	Company Name	Country	Currency	Direct	Indirect	Total	Direct	Indirect	Total
77.630.621-5	Agrícola Ranquillón SpA	Chile	U.S. Dollar	-	98.64296	98.64296	-	98.64273	98.64273
77.630.618-5	Agrícola San Carlos SpA	Chile	U.S. Dollar	-	99.94839	99.94839	-	99.94839	99.94839
77.630.623-1	Agrícola Santa Emilia SpA	Chile	U.S. Dollar	-	99.94839	99.94839	-	99.94839	99.94839
77.630.625-8	Agrícola Santa Isabel SpA (6)	Chile	U.S. Dollar	-	-	-	-	99.94839	99.94839
77.630.626-6	Agrícola Siberia SpA	Chile	U.S. Dollar	-	98.64296	98.64296	-	98.64273	98.64273
78.115.725-2	Altovento SpA. (3)	Chile	Chilean Pesos	-	99.94839	99.94839	-	-	-
-	Arauco Argentina S.A.	Argentina	U.S. Dollar	9.97070	90.00940	99.98010	9.97070	90.00940	99.98010
-	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
96.547.510-9	Arauco Bioenergía SpA	Chile	U.S. Dollar	98.00000	1.99897	99.99897	98.00000	1.99897	99.99897
-	Arauco Canada Ltd.	Canada	Canadian Dollar	-	99.99911	99.99911	-	99.99911	99.99911
-	Arauco Celulose do Brasil S.A.	Brazil	Brazilian Real	-	99.99899	99.99899	-	99.99902	99.99902
-	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.47783	98.52042	99.99825	1.47783	98.52042	99.99825
-	Arauco do Brasil S.A.	Brazil	Brazilian Real	1.06807	98.93105	99.99912	1.06807	98.93105	99.99912
-	Arauco Empreendimentos Florestais MS Ltda. (4)	Brazil	Brazilian Real	-	99.99907	99.99907	-	-	-
-	Arauco Europe Cooperatief U.A.	The Netherlands	U.S. Dollar	0.25001	99.74897	99.99898	0.25003	99.74895	99.99898
-	Arauco Industria de México, S.A.de C.V.	Mexico	Mexican pesos	-	99.99910	99.99910	-	99.99910	99.99910
-	Arauco Industria de Paineis S.A.	Brazil	Brazilian Real	-	99.99912	99.99912	-	99.99912	99.99912
-	Arauco Middle East DMCC.	United Arab Emirates	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
-	Arauco North America, Inc.	United States	U.S. Dollar	0.00010	99.99901	99.99911	0.00010	99.99901	99.99911
-	Arauco MS Participações S.A.	Brazil	Brazilian Real	8.52667	91.47240	99.99907	8.52667	91.47240	99.99907
-	Arauco Participações Florestais Ltda.	Brazil	Brazilian Real	-	99.99907	99.99907	-	99.99907	99.99907
-	Arauco Perú S.A.	Peru	U.S. Dollar	0.00126	99.99772	99.99898	0.00126	99.99772	99.99898
-	Arauco Porto Brasil S.A. (3)	Brazil	U.S. Dollar	-	99.99807	99.99807	-	-	-
-	Arauco Pulp Limited. (5)	United Kingdom	U.S. Dollar	-	-	-	-	99.99898	99.99898
-	Arauco Ventures Limited.	United Kingdom	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
-	Arauco Wood (China) Company Limited.	China	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
-	Arauco Wood Limited.	United Kingdom	U.S. Dollar	12.63126	87.36785	99.99911	12.63126	87.36785	99.99911
-	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0.00050	99.99861	99.99911	0.00050	99.99861	99.99911
-	Araucomex Servicios, S.A. de C.V.	Mexico	Mexican pesos	0.33333	99.66578	99.99911	0.33333	99.66578	99.99911
96.657.900-5	Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos	-	56.83117	56.83117	-	56.83115	56.83115
76.869.577-0	E2E SpA	Chile	Chilean Pesos	1.00000	98.99861	99.99861	1.00000	98.99861	99.99861
85.805.200-9	Forestal Arauco S.A.	Chile	U.S. Dollar	99.94839	-	99.94839	99.94839	-	99.94839
93.838.000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	-	98.64296	98.64296	-	98.64273	98.64273
96.563.550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.01862	1.98036	99.99898	98.01862	1.98036	99.99898
79.990.550-7	Investigaciones Forestales Bioforest SpA	Chile	U.S. Dollar	1.00000	98.94891	99.94891	1.00000	98.94891	99.94891
-	Leasing Forestal S.A.	Argentina	Argentine pesos	-	99.98010	99.98010	-	99.98010	99.98010
76.860.724-9	Lemu Earth SpA	Chile	U.S. Dollar	-	96.36917	96.36917	-	96.36917	96.36917
-	Lemu Global Limited.	United Kingdom	Pound Sterlin	-	96.36917	96.36917	-	96.36917	96.36917
-	Lemu Inc.	United States	U.S. Dollar	-	96.36917	96.36917	-	96.36917	96.36917
-	Maderas Arauco Costa Rica S.A.	Costa Rica	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
96.510.970-6	Maderas Arauco S.A.	Chile	U.S. Dollar	-	99.99860	99.99860	-	99.99860	99.99860
-	Mahal Empreendimentos e Participações S.A.	Brazil	Brazilian Real	-	99.99907	99.99907	-	99.99907	99.99907
-	Novo Oeste Gestão de Ativos Florestais S.A.	Brazil	Brazilian Real	-	99.99907	99.99907	-	99.99907	99.99907
77.744.968-0	Parque Eólico Girasol SpA. (1)	Chile	Chilean Pesos	-	99.94839	99.94839	-	50.00000	50.00000
77.985.297-0	Parque Eólico El Jazmín SpA. (1)	Chile	Chilean Pesos	-	99.94839	99.94839	-	50.00000	50.00000
78.075.458-3	Parque Eólico El Trébol SpA. (1)	Chile	Chilean Pesos	-	99.94839	99.94839	-	-	-
77.945.814-8	Parque Eólico Hortensias SpA. (1)	Chile	Chilean Pesos	-	99.94839	99.94839	-	50.00000	50.00000
77.869.168-K	Parque Eólico Las Calas SpA. (1)	Chile	Chilean Pesos	-	99.94839	99.94839	-	50.00000	50.00000
77.744.909-5	Parque Eólico Las Dalias SpA. (1)	Chile	Chilean Pesos	-	99.94839	99.94839	-	50.00000	50.00000
77.744.915-K	Parque Eólico Las Fresias SpA. (1)	Chile	Chilean Pesos	-	99.94839	99.94839	-	50.00000	50.00000
77.945.827-K	Parque Eólico Lavanda SpA. (1)	Chile	Chilean Pesos	-	99.94839	99.94839	-	50.00000	50.00000
77.173.565-7	Parque Eólico Los Cardos SpA. (1)	Chile	Chilean Pesos	-	99.94839	99.94839	-	50.00000	50.00000
77.869.171-K	Parque Eólico Tulipanes SpA. (1)	Chile	Chilean Pesos	-	99.94839	99.94839	-	50.00000	50.00000
76.375.371-9	Servicios Aéreos Forestales Ltda.	Chile	U.S. Dollar	14.47369	85.52544	99.99913	14.47369	85.52544	99.99913
96.637.330-K	Servicios Logísticos Arauco SpA	Chile	U.S. Dollar	45.00000	54.99923	99.99923	45.00000	54.99923	99.99923
-	Tecverde S.A. (2)	Brazil	Brazilian Real	-	91.11312	91.11312	-	89.39060	89.39060
-	Woodaffix, LLC.	United States	U.S. Dollar	-	99.99911	99.99911	-	99.99911	99.99911

(1)	Companies acquired in April 2025.
(2)	Company changed its corporate name from “Tecverde Engenharia S.A.” to “Tecverde S.A.”
(3)	Companies founded in June 2025.
(4)	Company founded in September 2025.
(5)	Company dissolved in September 2025.
(6)	Company merged in September 2025.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

The companies in the table below are classified as joint operations in accordance with IFRS 11. The assets, liabilities, income and expenses are recorded in relation to the Company’s ownership percentage as specified in the contractual arrangement.

Company Name	Country	Functional currency
Celulosa y Energía Punta Pereira S.A.	Uruguay	U.S. dollar
El Esparragal Asociación Agraria de R.L.	Uruguay	U.S. dollar
Eufores S.A.	Uruguay	U.S. dollar
Forestal Cono Sur S.A.	Uruguay	U.S. dollar
Ongar S.A.	Uruguay	U.S. dollar
Stora Enso Uruguay S.A.	Uruguay	U.S. dollar
Terminal Logística e Industrial M’Bopicuá S.A.	Uruguay	U.S. dollar
Zona Franca Punta Pereira S.A.	Uruguay	U.S. dollar

According to significant restrictions on the ability of subsidiaries to transfer funds to Arauco, in the form of cash dividends or repayment of borrowings and/or advances, we state the following:

Long-term debt with related entities - mutual agreement with Arauco Argentina S.A.

On June 5, 2017, Arauco signed a mutual agreement with its subsidiary Arauco Argentina S.A., pursuant to which this subsidiary received an amount of U.S.$ 250,000,000, which accrues an interest at the SOFR interest rate for 180 days plus a fixed spread of 5.20% and an adjustment of 0.42826% resulting from the replacement of LIBOR rates in dollars with SOFR rates (this according to the “Selections and Recommendations” of the “Alternative Reference Rates Committee” or ARRC), with payments every six months on June 1 and December 1 of each year.

Since 2020, the Central Bank of the Argentine Republic (BCRA) established certain foreign exchange controls, preventing Arauco Argentina S.A. from repaying the amount of ThU.S.$160,000 owed under the mutual agreement described above which matured on June 1, 2022.

On July 14, 2022, Arauco Argentina S.A. paid ThU.S.$ 6,000 of the amount owed under the mutual agreement described above, remaining to pay ThU.S.$ 154,000 of capital as of the date of these consolidated financial statements.

Key management personnel compensation and redundancy benefits

	January – December
	2025	2024
	ThU.S.$	ThU.S.$
Salaries and bonuses	64,611	59,527
Per diem compensation to members of the Board of Directors	3,037	2,756
Termination benefits	3,320	2,590
Total	70,968	64,873

Related party receivables, current

		Nature of				12-31-2025	12-31-2024
Name of related party	Tax ID No.	relationship	Country	Currency	Maturity	ThU.S.$	ThU.S.$
Forestal Mininco S.A.	91.440.000-7	Common stockholder	Chile	Chilean pesos	-	-	2
Eka Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	-	-	2,574
Colbún S.A.	96.505.760-9	Common stockholder	Chile	Chilean pesos	-	-	67
Alxar Internacional SpA.	76.879.169-4	Subsidiary of the controlling parent	Chile	Chilean pesos	30 days	42	42
Bioenergías Forestales SpA.	76.188.197-3	Common stockholder	Chile	Chilean pesos	-	-	1
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. dollar	-	-	5,646
EMOAC SpA.	76.208.888-6	Subsidiary of the controlling parent	Chile	Chilean pesos	30 days	69	15
Agrícola San Gerardo SpA	77.017.167-9	Joint venture	Chile	Chilean pesos	30 days	331	-
Softys Argentina S.A.	-	Common stockholder	Argentina	Argentine pesos	-	-	1,812
TreeCo, Inc.	-	Joint venture	United States	U.S. dollar	30 days	48	-
TOTAL						490	10,159

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

Related party payables, current

		Nature of				12-31-2025	12-31-2024
Name of related party	Tax ID No.	relationship	Country	Currency	Maturity	ThU.S.$	ThU.S.$
Copec S.A.	99.520.000-7	Subsidiary of the controlling parent	Chile	Chilean pesos	30 days	6,405	6,196
Abastible S.A.	91.806.000-6	Subsidiary of the controlling parent	Chile	Chilean pesos	30 days	170	342
Eka Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	30 days	2,209	-
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	30 days	53	526
Portaluppi, Guzmán y Bezanilla Asesorías Ltda.	78.096.080-9	Common director of controlling parent	Chile	Chilean pesos	-	-	14
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common stockholder	Chile	Chilean pesos	-	-	2
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. dollar	30 days	253	250
Vía Limpia SpA.	79.874.200-0	Subsidiary of the controlling parent	Chile	Chilean pesos	30 days	39	-
Copec Aviation S.A.	96.942.120-8	Joint venture of controlling parent	Chile	Chilean pesos	-	-	4
Falcão MS SPE S.A.	-	Associate	Brazil	Brazilian real	-	-	3,007
Megacentro San Pedro S.A.	76.390.430-K	Common stockholder	Chile	Chilean pesos	30 days	2	-
Agrícola Fresno SpA	77.470.229-6	Joint venture	Chile	U.S. dollar	30 days	306	176
Entel PCS Telecomunicaciones S.A.	96.806.980-2	Common stockholder	Chile	Chilean pesos	-	-	46
TOTAL						9,437	10,563

Related party payables, non-current

		Nature of				12-31-2025	12-31-2024
Name of related party	Tax ID No.	relationship	Country	Currency	Maturity	ThU.S.$	ThU.S.$
Agrícola Fresno SpA.	77.470.229-6	Joint venture	Chile	U.S. dollar	12-31-2054	8,716	4,971
Agrícola Fresno SpA.	77.470.229-6	Joint venture	Chile	U.S. dollar	12-31-2027	3,875	7,581
TreeCo, Inc.	-	Joint venture	United States	U.S. dollar	Annual	11,333	13,655
TOTAL						23,924	26,207

Related party transactions

Purchases and other transactions

		Nature of			Transaction	12-31-2025	12-31-2024
Name of related party	Tax ID No.	relationship	Country	Currency	descriptions	ThU.S.$	ThU.S.$
Abastible S.A.	91.806.000-6	Subsidiary of the controlling parent	Chile	Chilean pesos	Fuel	4,741	4,007
Copec S.A.	99.520.000-7	Subsidiary of the controlling parent	Chile	Chilean pesos	Fuel and other	103,241	116,465
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	Chilean pesos	Transport, stowage and port services	4,163	9,962
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Sodium chlorate	51,145	47,046
Portaluppi, Guzman y Bezanilla Abogados Ltda.	78.096.080-9	Common director of controlling parent	Chile	Chilean pesos	Legal services	-	617
Entel PCS Telecomunicaciones S.A.	96.806.980-2	Common stockholder	Chile	Chilean pesos	Telephone services	-	656
Colbún S.A.	96.505.760-9	Common stockholder	Chile	Chilean pesos	Electrical Power	-	422
Megacentro San Pedro S.A.	76.390.430-K	Common stockholder	Chile	Chilean pesos	Lease of warehouses and parking spaces	350	-
Woodtech S.A.	76.724.000-7	Associate of controlling parent	Chile	Chilean pesos	Wood volumen measurement services	820	747
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	Other purchases	207	215
Vía Limpia SPA	79.874.200-0	Subsidiary of the controlling parent	Chile	Chilean pesos	Waste management service and other purchases	481	336

Sales and other transactions

		Nature of			Transaction	12-31-2025	12-31-2024
Name of related party	Tax ID No.	relationship	Country	Currency	descriptions	ThU.S.$	ThU.S.$
Abastible S.A.	91.806.000-6	Subsidiary of the controlling parent	Chile	Chilean pesos	Electrical power and others	269	124
Copec S.A.	99.520.000-7	Subsidiary of the controlling parent	Chile	Chilean pesos	Wood	219	73
Colbún S.A.	96.505.760-9	Common stockholder	Chile	Chilean pesos	Electrical power and others	-	841
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Electrical power	27,225	23,420
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	IT and administrative services	238	196
Entel PCS Telecomunicaciones S.A.	96.806.980-2	Common stockholder	Chile	Chilean pesos	Leasings	-	469
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	Chilean pesos	Other sales	130	241
EMOAC SpA	76.208.888-6	Subsidiary of the controlling parent	Chile	Chilean pesos	Electrical Power	1,790	800
Softys Argentina S.A.	-	Common stockholder	Argentina	Argentine pesos	Pulp	-	10,242

Other transactions (loans granted and capital contributions)

		Nature of			Transaction	12-31-2025	12-31-2024
Name of related party	Tax ID No.	relationship	Country	Currency	descriptions	ThU.S.$	ThU.S.$
Falcão MS SPE S.A.	-	Associate	Brazil	Brazilian real	Capital contribution	42,113	11,395
Agrícola Fresno SpA	77.470.229-6	Joint venture	Chile	U.S. dollar	Capital contribution	18,812	12,066
Parque Eólico Ovejera Sur SpA.	76.839.949-2	Joint venture	Chile	Chilean pesos	Capital contribution	234	296
Sonae S.A.	-	Joint venture	Portugal	Euros	Capital contribution	-	26,240
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	Chilean pesos	Capital contribution	5,745	-
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	Chilean pesos	Borrowing capitalization	101	5,643

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

NOTE 14. INVESTMENTS IN SUBSIDIARIES

The main operations carried out as of December 31, 2025 and 2024 are reported below:

On July 16, 2024, Arauco transferred all the shares and interests held by Arauco in Arauco Florestal Arapotí S.A., Arauco Forest Brasil S.A., Empreendimentos Florestais Santa Cruz Ltda. and Florestal Vale do Corisco S.A., which own assets mainly in the state of Paraná, Brazil. The sale price, which amounted to ThU.S.$ 1,168,161, was paid on that date. Subsequently, on October 17, 2024, an additional payment was made of ThU.S.$ 4,613 due to customary price adjustments at the transaction’s closing. The total amount received by Arauco after taxes was ThU.S.$ 971,097, which generated a profit of ThU.S.$ 209,497 after taxes.

The sales of the above-mentioned subsidiaries and associate resulted in the reclassification of loss on reserve of exchange differences on translation for ThU.S.$ 500,102 (net of deferred taxes in the amount of ThU.S.$ 135,171) from other comprehensive income to the statements of profit and loss as part of the gain on sales of subsidiaries and associates in other income.

NOTE 15. INVESTMENTS IN ASSOCIATES

As of December 31, 2025 and 2024, these are the main movements of investments in associates to report:

In March 2025, Arauco made a capital contribution to Inversiones Puerto Coronel S.A. through the capitalization of loans receivable from Compañía Puerto de Coronel S.A., in the amount of ThU.S.$ 5,745.

During 2025, Arauco made a capital contribution to Falcão MS SPE S.A. of ThR$ 230,039 (equivalent to ThU.S.$ 42,113), through its Brazilian subsidiary, Arauco Participações Florestais Ltda. In 2024, Arauco also made a capital contribution to Falcão MS SPE S.A. of ThR$ 63,488 (equivalent to ThU.S.$ 11,395).

The following tables set forth information about investments in associates.

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional currency	U.S. dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kinds of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%
	12-31-2025	12-31-2024
Carrying amount accounted for using equity method	ThU.S.$ 43,723	ThU.S.$ 35,111

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional currency	Chilean pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%
	12-31-2025	12-31-2024
Carrying amount accounted for using equity method	ThU.S.$ 393	ThU.S.$ 310

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

Name	Genómica Forestal S.A.
Country	Chile
Functional currency	Chilean pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%
	12-31-2025	12-31-2024
Carrying amount accounted for using equity method	ThU.S.$ 9	ThU.S.$ 9

Name	Falcão MS SPE S.A.
Country	Brazil
Functional currency	Brazilian real
Corporate purpose	Management of land for leases to related parties.
Ownership interest (%)	49.0000%
	12-31-2025	12-31-2024
Carrying amount accounted for using equity method	ThU.S.$ 73,999	ThU.S.$ 41,352

	12-31-2025	12-31-2024
Total investments in associates accounted for using equity method	ThU.S.$ 118,124	ThU.S.$ 76,782

Summarized financial information of associates

	Inversiones Puerto	Serv.Corporativos	Falcão	Genómica
	Coronel S.A.	Sercor S.A.	MS SPE S.A.	Forestal S.A.	Total
12-31-2025	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current assets of associates	11,485	7,907	7,368	10	26,770
Non-current assets of associates	89,264	5,068	258,600	62	352,994
Total of associates	100,749	12,975	265,968	72	379,764
Current liabilities of associates	11,539	6,770	40,293	-	58,602
Non-current liabilities of associates	-	4,241	53,176	35	57,452
Equity	89,210	1,964	172,499	37	263,710
Total of associates	100,749	12,975	265,968	72	379,764

12-31-2025
Income	-	6,190	13,036	-	19,226
Other income / expenses	8,997	(5,971)	(1,578)	-	1,448
Net profit or loss (continuing operations) of associates	8,997	219	11,458	-	20,674
Other comprehensive income	(683)	-	-	-	(683)
Comprehensive income	8,314	219	11,458	-	19,991
Dividends received	-	-	9,368	-	9,368

	Inversiones Puerto	Serv.Corporativos	Falcão	Genómica
	Coronel S.A.	Sercor S.A.	MS SPE S.A.	Forestal S.A.	Total
12-31-2024	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current assets of associates	1	4,616	10,574	10	15,201
Non-current assets of associates	72,041	2,465	145,212	62	219,780
Total of associates	72,042	7,081	155,786	72	234,981
Current liabilities of associates	54	3,838	11,667	-	15,559
Non-current liabilities of associates	-	1,693	59,474	35	61,202
Equity	71,988	1,550	84,645	37	158,220
Total of associates	72,042	7,081	155,786	72	234,981

12-31-2024
Income	-	5,158	10,620	-	15,778
Other income / expenses	(57,152)	(5,614)	(849)	-	(63,615)
Net profit or loss (continuing operations) of associates	(57,152)	(456)	9,771	-	(47,837)
Other comprehensive income	889	-	-	-	889
Comprehensive income	(56,263)	(456)	9,771	-	(46,948)
Dividends received	-	-	-	-	-

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of investment in associates and joint ventures

	12-31-2025	12-31-2024
	ThU.S.$	ThU.S.$
Opening balance as of January 1	406,611	423,611
Changes
Investment in associates, additions (1)	47,858	11,395
Investment in joint ventures, additions (2)	19,046	38,607
Disposals, investment in associates and joint ventures (4)	(326)	-
Share of profit (loss) in investment in associates	(245)	(24,075)
Share of profit (loss) in investment in joint ventures	(3,620)	(23,142)
Dividends received	(12,418)	(3,000)
Increase (decrease) in foreign exchange currency on translation of associates and joint ventures	33,654	(22,658)
Acquisitions through business combinations (3)	(5)	-
Other increase (decrease) in investment in associates and joint ventures	(7,013)	5,873
Total changes	76,931	(17,000)
Closing balance	483,542	406,611

Year 2025:

(1) Contributions made in investments in associates:

-In March, Celulosa Arauco y Constitución S.A. made capital contributions to the company Inversiones Puerto Coronel S.A. through the capitalization of loans receivable with Compañía Puerto de Coronel S.A. for ThU.S.$ 5,745.

-Arauco Participações Florestais Ltda. made capital contributions to the company Falcão MS SPE S.A. for ThR$ 230,039 that is equivalent to ThU.S.$ 42,113 for 230,039,467 shares.

(2) Contributions made in joint ventures:

-Forestal Arauco S.A., made contributions of non-monetary assets to Agrícola Fresno SpA amounting to ThU.S.$ 18,812.

-Arauco Bioenergía SpA., made capital contributions to Parque Eólico Ovejera Sur SpA. amounting to ThCLP$ 220,000 equivalents to ThU.S.$ 234.

(3) Forestal Arauco S.A., acquired the remaining 50% of the shares in the following companies: Parque Eólico Girasol Spa., Parque Eólico Las Dalias SpA., Parque Eólico Las Fresias SpA., Parque Eólico El Trébol SpA., Parque Eólico Los Cardos SpA., Parque Eólico Las Calas SpA., Parque Eólico Tulipanes SpA., Parque Eólico Hortensias SpA., Parque Eólico Lavanda SpA., y Parque Eólico Jazmin SpA., the payment was for Th$ 500 equivalent to ThU.S.$ 0.5 for 500 shares in each entity. Subsequently, Forestal Arauco S.A. sold 100% of these shares to Altovento SpA.

(4) Forestal Arauco S.A., during December 2025, decreased its capital investment in Agrícola San Gerardo SpA by ThCLP$ 300,000 in cash, equivalent toThU.S.$326.

Year 2024:

(1) Arauco Participações Florestais Ltda. Made a capital contribution to Falcão MS SPE S.A., for ThR$ 63,488 that is equivalent to ThU.S.$ 11,395 for 63,488,424 shares.

(2) Contributions made in joint ventures:

-Forestal Arauco S.A., made contributions of non-monetary assets to Agrícola Fresno SpA amounting to ThU.S.$ 12,066.

-Forestal Arauco S.A., made capital contributions to the following companies: Parque Eólico Girasol Spa., Parque Eólico Las Dalias SpA., Parque Eólico Las Fresias SpA., Parque Eólico Margaritas SpA., Parque Eólico Los Cardos SpA., Parque Eólico Las Calas SpA., Parque Eólico Tulipanes SpA., Parque Eólico Hortensias SpA., Parque Eólico Lavanda SpA., y Parque Eólico Jazmin SpA., for Th$ 500 that was equivalent to ThU.S.$ 0.5 for 500 shares in each entity.

-Arauco Bioenergía SpA., made capital contributions to Parque Eólico Ovejera Sur SpA. amounting to ThCLP$ 285,000 equivalents to ThU.S.$ 296, corresponding to 285 shares.

-Arauco Wood Limited, made capital contributions to Sonae Arauco S.A. for Th€ 25,000 that is equivalent to ThU.S.$ 26,240 for 714,286 shares.

	12-31-2025	12-31-2024
	ThU.S.$	ThU.S.$
Carrying amount of investments in associates accounted for using equity method	118,124	76,782
Carrying amount of investments in joint ventures accounted for using equity method	365,418	329,829
Total investment accounted for using equity method	483,542	406,611

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

NOTE 16. INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

The main operations carried out as of December 31, 2025 and 2024 are reported below:

On January 1, 2025, a corporate reorganization was carried out through the merger by absorption by Eufores S.A. of the companies Taurion S.A., Taurion Asociación Agraria de Responsabilidad Limitada, Monte Fresnos S.A. and Monte Fresnos Asociación Agraria de Responsabilidad Limitada, prior to the sale by Forestal Cono Sur S.A. to Eufores S.A. of all of its shares in Taurion Asociación Agraria de Responsabilidad Limitada and Monte Fresnos Asociación Agraria de Responsabilidad Limitada.

During 2025, Arauco made contributions of non-monetary assets to Agrícola Fresno SpA for a total amount of ThU.S.$ 18,812 through its subsidiary Forestal Arauco S.A. In 2024, Arauco made capital contributions to the company for a total amount of ThU.S.$ 12,066.

On December 18, 2024, Arauco made a capital contribution to the company Sonae Arauco S.A. for Th€ 25,000 (equivalent to ThU.S.$ 24,240 on the payment date), through its subsidiary in the United Kingdom, Arauco Wood Limited, maintaining 50% of control through a joint agreement.

On March 12, 2024, Eufores S.A. and Forestal Cono Sur S.A. (entities classified as Arauco’s joint operation in Uruguay), acquired all shares and social rights of four companies owned by Global Timber Spain SLU and Global Timber International LLC. The acquired companies are Taurion S.A., Taurion Asociación Agraria de Responsabilidad Limitada, Monte Fresnos S.A. and Monte Fresnos Asociación Agraria de Responsabilidad Limitada. Collectively, these companies own approximately 32,000 hectares in Uruguay, of which approximately 19,000 hectares are planted with eucalyptus trees. The price agreed for this operation amounted to ThU.S.$ 80,287 and the amount paid during the period was ThU.S.$ 72,038.

On March 6, 2024, Arauco made a capital contribution to Eufores S.A., a company that is part of the joint operation in Uruguay, for a total of ThU.S.$ 60,000, through its subsidiary Inversiones Arauco Internacional Ltda., maintaining 50% of control as a joint agreement. These funds were invested in the acquisition of the above-mentioned companies.

The investments in Uruguay qualify as a joint operation, and Arauco holds a 50% interest in these investments. In relation to “other rights and contractual conditions”, the joint operation has the primary objective of providing the parties an output. As established in the “Pulp Supply Agreement”, both Arauco and its partner have the obligation to acquire 100% of the yearly pulp produced by the joint operation. Arauco has recognized the assets, liabilities, income and expenses associated with its interest ownership, pursuant to IFRS 11.

Arauco holds a 50% interest in Sonae Arauco, which subsidiary produces and commercializes wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of two panel plants and one sawmill in Spain; two panel plants and one resin plant in Portugal; three panel plants in Germany and two panel plants in South Africa.

Furthermore, Arauco holds a 50% ownership in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to pulp plants in Chile. There is a contractual agreement with this company whereby Arauco has engaged in an economic activity subject to common control, which is classified as a joint venture.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

	12-31-2025		12-31-2024
Celulosa y Energía Punta Pereira S.A.	Assets	Liabilities	Assets	Liabilities
(Uruguay)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	319,146	67,054	406,706	41,608
Non-current	1,912,140	117,581	1,915,522	125,452
Equity	-	2,046,651	-	2,155,168
Total joint arrangement	2,231,286	2,231,286	2,322,228	2,322,228
Investment	1,023,326		1,077,584

	12-31-2025		12-31-2024
	ThU.S.$		ThU.S.$
Income	840,727		1,017,324
Expenses	(631,529)		(668,473)
Joint arrangement net income (loss)	209,198		348,851

	12-31-2025		12-31-2024
	Assets	Liabilities	Assets	Liabilities
Forestal Cono Sur S.A. (consolidated)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	96,509	5,198	55,490	5,971
Non-current	124,956	1,788	157,848	8,584
Equity	-	214,479	-	198,783
Total joint arrangement	221,465	221,465	213,338	213,338
Investment	107,240		99,392

	12-31-2025		12-31-2024
	ThU.S.$		ThU.S.$
Income	28,207		8,061
Expenses	(12,511)		(1,226)
Joint arrangement net income (loss)	15,696		6,835

	12-31-2025		12-31-2024
	Assets	Liabilities	Assets	Liabilities
Eufores S.A. (consolidated)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	172,013	249,547	176,029	248,064
Non-current	1,257,527	122,337	1,151,591	144,326
Equity	-	1,057,656	-	935,230
Total joint arrangement	1,429,540	1,429,540	1,327,620	1,327,620
Investment	528,827		467,615

	12-31-2025		12-31-2024
	ThU.S.$		ThU.S.$
Income	308,522		321,339
Expenses	(189,248)		(280,007)
Joint arrangement net income (loss)	119,274		41,332

	12-31-2025		12-31-2024
Zona Franca Punta Pereira S.A.	Assets	Liabilities	Assets	Liabilities
(Uruguay)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	10,387	80,396	8,407	88,462
Non-current	410,048	-	419,279	-
Equity	-	340,039	-	339,224
Total joint arrangement	420,435	420,435	427,686	427,686
Investment	170,020		169,612

	12-31-2025		12-31-2024
	ThU.S.$		ThU.S.$
Income	25,607		21,875
Expenses	(24,789)		(24,892)
Joint arrangement net income (loss)	818		(3,017)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint ventures accounted in for equity method and its movements are presented in Note 15:

	12-31-2025		12-31-2024
	Assets	Liabilities	Assets	Liabilities
Eka Chile S.A.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	14,008	4,371	14,277	3,643
Non-current	41,044	5,105	41,071	5,227
Equity	-	45,576	-	46,478
Total joint arrangement	55,052	55,052	55,348	55,348
Investment	22,788		23,239

	12-31-2025		12-31-2024
	ThU.S.$		ThU.S.$
Income	52,650		51,599
Expenses	(47,452)		(46,334)
Joint arrangement net income (loss)	5,198		5,265
Other comprehensive income	-		-
Comprehensive income	5,198		5,265
Dividends	3,050		3,000

	12-31-2025		12-31-2024
	Assets	Liabilities	Assets	Liabilities
Sonae Arauco S.A.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	267,087	245,801	254,698	244,912
Non-current	829,842	386,656	701,355	288,452
Equity	-	464,472	-	422,689
Total joint arrangement	1,096,929	1,096,929	956,053	956,053
Net assets	215,198		192,764
Net asset adjustment (goodwill)	17,038		18,581
Investment	232,236		211,345

	12-31-2025		12-31-2024
	ThU.S.$		ThU.S.$
Income	983,601		925,346
Expenses	(998,283)		(973,381)
Joint arrangement net income (loss)	(14,682)		(48,035)
Other comprehensive income	-		-
Comprehensive income	(14,682)		(48,035)
Dividends	-		-

	12-31-2025		12-31-2024
	Assets	Liabilities	Assets	Liabilities
Agrícola El Paque SpA.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	804	194	318	152
Non-current	5,076	882	4,323	602
Equity	-	4,804	-	3,887
Total joint arrangement	5,880	5,880	4,641	4,641
Investment	2,402		1,944

	12-31-2025		12-31-2024
	ThU.S.$		ThU.S.$
Income	909		198
Expenses	(527)		(105)
Joint arrangement net income (loss)	382		93
Other comprehensive income	-		-
Comprehensive income	382		93
Dividends	-		-

	12-31-2025		12-31-2024
	Assets	Liabilities	Assets	Liabilities
Parque Eólico Ovejera del Sur SpA.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	249	489	231	545
Non-current	3,369	211	2,806	192
Equity	-	2,918	-	2,300
Total joint arrangement	3,618	3,618	3,037	3,037
Investment	1,459		1,150

	12-31-2025		12-31-2024
	ThU.S.$		ThU.S.$
Income	-		-
Expenses	(92)		(962)
Joint arrangement net income (loss)	(92)		(962)
Other comprehensive income	-		-
Comprehensive income	(92)		(962)
Dividends	-		-

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

	12-31-2025		12-31-2024
	Assets	Liabilities	Assets	Liabilities
Agrícola San Gerardo SpA.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	2,193	1,058	1,036	126
Non-current	4,395	1,654	4,391	1,862
Equity	-	3,876	-	3,439
Total joint arrangement	6,588	6,588	5,427	5,427
Investment	1,938		1,720

	12-31-2025		12-31-2024
	ThU.S.$		ThU.S.$
Income	2,471		757
Expenses	(1,597)		(514)
Joint arrangement net income (loss)	874		243
Other comprehensive income	-		-
Comprehensive income	874		243
Dividends	-		-

	12-31-2025		12-31-2024
	Assets	Liabilities	Assets	Liabilities
Agrícola Fresno SpA	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	11,342	26,712	2,763	17,987
Non-current	182,775	4,828	138,270	3,757
Equity	-	162,577	-	119,289
Total joint arrangement	194,117	194,117	141,033	141,033
Investment	81,289		59,645

	12-31-2025		12-31-2024
	ThU.S.$		ThU.S.$
Income	4,573		155
Expenses	(1,935)		(1,492)
Joint arrangement net income (loss)	2,638		(1,337)
Other comprehensive income	-		-
Comprehensive income	2,638		(1,337)
Dividends	-		-

	12-31-2025		12-31-2024
	Assets	Liabilities	Assets	Liabilities
TreeCo Inc.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	3,837	1,016	2,485	202
Non-current	12,372	-	14,434	-
Equity	-	15,193	-	16,717
Total joint arrangement	16,209	16,209	16,919	16,919
Investment on equity	7,768		8,547
Goodwill	39,577		39,576
	47,345		48,123

	12-31-2025		12-31-2024
	ThU.S.$		ThU.S.$
Income	-		-
Expenses	(1,523)		(1,519)
Joint arrangement net income (loss)	(1,523)		(1,519)
Other comprehensive income	-		-
Comprehensive income	(1,523)		(1,519)
Dividends	-		-

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. IMPAIRMENT OF ASSETS

In the fiscal year 2022, an impairment loss provision of ThU.S.$ 10,500 was recognized with respect to the dryer asset casualty event at the Valdivia mill in Chile, presented within provisions for impairment of individual assets. During 2025, the remaining provision balance of ThU.S.$ 3,639 was reversed (no reversals of this provision were recorded as of December 31, 2024).

At the end of fiscal year 2022, the subsidiary Arauco Argentina recognized an impairment provision on its cellulose pulp manufacturing cash-generating unit following an assessment of prevailing market conditions, including projected future margin trends, foreign exchange fluctuations, and the heightened risk environment in the Argentine Republic. The provision was determined by applying standard IFRS impairment testing procedures and amounted to ThU.S. $126,921 (remaining unchanged at ThU.S.$ 126,921 as of December 31, 2024). As of December 31, 2025, no changes in the key assumptions underlying the impairment assessment have been identified and, accordingly, no impairment reversals have been recognized.

On September 12, 2023, the decision to indefinitely suspend the pulp manufacturing operations at the Licancel mill (Chile) was announced, upon which an impairment provision of ThU.S.$ 61,039 was recognized. The provision included impairment charges against property, plant and equipment and spare parts inventory. During 2025, assets write-offs of ThU.S.$ 57,955 were recorded, and impairment provision reversals of ThU.S.$ 1,506 were recognized, leaving a provision balance of ThU.S.$ 1,578 as of December 31, 2025 (Thu.S.$ 61,039 as of December 31, 2024).

In the second half of 2023, an impairment provision of ThU.S.$ 6,037 was recognized in connection with the closure of the Aserradero Horcones II in Chile, which is part of the wood products segment, due to supply issues, rising costs and decreased availability of raw materials. During 2025, reversals of ThU.S.$ 88 were recognized, leaving a provision balance of ThU.S.$ 5,949 as of December 31, 2025.

During 2024, an impairment provision amounting to ThU.S.$ 7,272 was recognized in relation to the indefinite suspension of operations of the Aserradero El Colorado in Chile, which is part of the wood product segment. The provision balance amounted to ThU.S.$ 7,266 as of December 31, 2025. As of December 31, 2025, no changes in the key assumptions underlying the impairment assessment have been identified and, consequently, no impairment reversals have been recognized.

In the second half of 2024, an impairment provision of ThU.S.$ 2,027 was recognized corresponding to Properties, plant and equipment associated with Line MDF1 of the Trupán-Cholguán complex, which is part of the wood product segment. The project involves the modernization and renovation parts of portions of the existing MDF1 Line, as well as the incorporation of new processes and equipment for the manufacture of OSB (Oriented Strand Board) products. As of December 31, 2025, no changes in the key assumptions underlying the impairment assessment have been identified and, consequently, no impairment reversals have been recognized.

In 2024, an impairment provision was recognized for the MDP line at the Pien mill in Brazil for ThU.S.$ 7,226, an amount that includes ThU.S.$ 1,359 for impairment of the associated goodwill mentioned later in this note. During 2024, the provision was subject to write-offs, and reversals during 2025, leaving the provision at zero as of December 31, 2025.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

As of December 31, 2024, impairment provisions were reversed for a total of ThU.S.$ 13,816, associated with sales and recoveries from property, plant and equipment of United States subsidiary, leaving a balance of ThU.S.$8,016 as of December 31, 2025.

As of December 31, 2025, an impairment provision of ThU.S.$ 2,183 was recognized for property, plant and equipment related to the production line PB L2 of the Durango industrial complex in Mexico, belonging to the wood products segment.

As of December 31, 2025, an impairment provision of ThU.S.$ 2,645 was recognized for property, plant and equipment related to the production line PB L1 of the Zitácuaro industrial complex in Mexico, which is currently developing a new MDF production line, belonging to the wood products segment.

All impairment provision charges are presented in the consolidated statement of profit or loss under other expenses by function, whose movements are shown below:

	12-31-2025	12-31-2024
Changes in CGUs impairment provision	ThU.S.$	ThU.S.$
Opening balance	367,507	403,530
Impairment loss recognized in profit or loss	4,828	15,684
Reversal of impairment loss recognized in profit or loss	(69,004)	(38,087)
Increase (decrease) in foreign exchange	5,309	(13,620)
Closing balance	308,640	367,507

Changes in provisions for impairment of property, plant and equipment and spare parts due to technical obsolescence or loss to forest due to fires, are shown below:

Changes in impairment provision from impaired assets	12-31-2025 ThU.S.$	12-31-2024 ThU.S.$
Opening balance	31,578	31,933
Impairment loss recognized in profit or loss	1,305	2,840
Reverse of impairment recognized loss in profit or loss	(11,690)	(2,493)
Increase (decrease) in foreign exchange	1,638	(702)
Closing balance	22,831	31,578

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these consolidated financial statements, the balance of goodwill is ThU.S.$ 52,681 (ThU.S.$ 51,325 as of December 31, 2024), as shown below:

	12-31-2025	12-31-2024
Goodwill	ThU.S.$	ThU.S.$
Arauco Canada Ltd. (Flakeboard Company Ltd)	40,651	40,554
Arauco do Brasil S.A. (Pien mill)	11,298	10,039
Arauco North America, Inc. (Prime-Line, Inc.)	732	732
Closing balance	52,681	51,325

	12-31-2025	12-31-2024
Goodwill movement	ThU.S.$	ThU.S.$
Opening balance at January 1	51,325	55,891
Impairment	-	(1,359)
Increase (decrease) in foreign exchange	1,356	(3,207)
Closing balance	52,681	51,325

Of the total of goodwill, ThU.S.$ 40,651 (ThU.S.$ 40,554 as of December 31, 2024) were generated by the acquisition of “Flakeboard” (currently Arauco Canada Ltd.), a company that, directly and/or through its subsidiaries, possesses and operates 7 panel plants, for which Arauco acquired and paid, on September 24, 2012, the price of ThU.S.$ 242,502 for the 100% interest ownership. The remaining balance of ThU.S.$ 732 corresponds to the acquisition of Prime-Line Inc., on September 1, 2019, for which Arauco North America Inc, a subsidiary of Arauco Canada Ltd. paid ThU.S.$ 18,880 for all the shares of said company.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

The recoverable amount for Flakeboard’s cash generating unit was determined in the annual closing based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 7-year term, a period time, which is considered to represent the cyclicality of the business performance, applying a nominal discount rate of 8%, which reflects current market assessments for the wood products segment in North America.

As of December 31, 2025, Arauco remains a goodwill balance of ThU.S.$ 11,298 (ThU.S.$10,039 as of December 31, 2024), associated with the cash-generating unit of the MDF line, in connection with its investment in the panel plant in Pien, Brazil.

The recoverable amount for the group of cash-generating units of the Pien mill was determined in the annual closing based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 5-year term based on the operational plan approved by the Administration, applying a 7.4% nominal discount rate that reflects current evaluations for the panel segment in Brazil.

As of December 31, 2025 and 2024, the carrying value recognized in the financial statements of Arauco Canada Ltd. and Arauco Do Brasil S.A. for the group of cash-generating units did not exceed their recoverable value, except for ThU.S.$ 1,359 of impairment of goodwill and ThU.S.$ 5,867 of impairment of assets associated exclusively with the MDP line of cash-generating unit of the Pien mill recognized in 2024. As of December 31, 2025, no impairment indicators were identified.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The following is a summary of the contingent liabilities’ cases considered relevant to disclose:

Subsidiaries of the Arauco group, Forestal Arauco S.A., Celulosa Arauco y Constitución S.A. and Maderas Arauco S.A., are facing a contractual lawsuit filed by the Asociación Gremial de Dueños de Camiones de Construcción (ASODUCAM), related to alleged breaches of cargo allocation and freight transportation agreements. The claim was filed in 2018, has been subject to amendments and defenses, and the proceedings are currently suspended by court order. The plaintiff seeks specific performance of the contract and payment of CLP$575,000,000 (ThU.S.$ 634 as of December 31, 2025) as compensation for damages. Alternatively, the plaintiff requests payment of: (a) CLP$ 11,189,270,050 (ThU.S.$ 12,335 as of December 31, 2025) for consequential damages; (b) $11,189,270,050 per month (ThU.S.$ 12,335 as of December 31, 2025) throughout the duration of the proceedings, until termination of the contract is declared in the final judgment, for lost profits, and (c) CLP$ 5,000,000,000. (ThU.S.$ 5,195 as of December 31, 2025) for non-monetary damages. As of the reporting date, the evidentiary stage of the proceedings has commenced.

Forestal Arauco S.A. was sued in a civil claim for ownership by Inversiones Forestales Los Alpes Limitada and Forestal Neltume-Carranco S.A., for land amounting to approximately 1,856 hectares. The trial began in 2015, the evidentiary stage was completed, and the case finally concluded with a final court ruling during the period.

Forestal Arauco S.A. initiated a contractual arbitration procedure against RWE Renewables, arising from breaches of representation and warranties contained in a framework agreement. The arbitration was initiated in 2025, both parties submitted their respective claims, and as of the closing date, the hearing to define the arbitration’s procedural rules has been scheduled. Forestal Arauco S.A. will seek payment of approximately ThU.S.$ 26,926, while RWE Renewables has filed counterclaims for approximately ThU.S.$ 23,000.

Forestal Cholguán S.A. is facing civil damages claim filed by Luis Cabezas Roa, in connection with the alleged inability to exercise his rights on a property as a result of injunctions decreed in a previous proceeding. The lawsuit was served during 2025, and the case is currently in its initial stages. The claimed sum is approximately CLP$9,723,900,000 (ThU.S.$10,719 as of December 31, 2025). At the end of the period, the court summoned the parties for the issuance of judgment.

Arauco Argentina S.A. continued pursuing tax and regulatory proceedings with the National Government related to the application of the benefits provided for in Law No. 25,080 on forestry promotion, particularly with respect to the suspension of the export duty exemption. The disputes gave rise to administrative and judicial proceedings initiated in 2005, which concluded in 2024 with a final ruling confirming the legality of the suspension. In addition, Arauco Argentina S.A. is currently involved in administrative proceedings before the National Secretariat of Agriculture, Livestock, and Fisheries related to the recognition of its compliance with the committed forestry projects and guarantees in favor of the authority. The Company’s legal advisors are of the opinion that, since it has not been established that Arauco was not entitled to the exemption, and to the extent that the committed forestry projects are declared to have been completed, the amounts paid as a precautionary measure in respect of export duties should be refunded. As of December 31, 2025, the Company maintains a provision of ThU.S.$ 23,821 for export duties guaranteed during the 2007-2015 period, reported under the Other Long-Term Provisions line item.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

Arauco Industria de México, S.A. de C.V. is subject to a tax assessment procedure initiated by the Mexican Tax Administration Service (SAT) for the 2014 fiscal year, for an amount of approximately $ 482,355,911 Mexican Pesos (ThU.S.$ 26,872 as of December 31, 2025) related to tax deductions, tax losses, and the application of treaties to prevent double taxation. The final decision, notified to Arauco in December 2022, was subject to administrative appeals and, as of the closing date, the process remains pending before the administrative courts. The Company maintains a provision of $ 97,384,407 Mexican Pesos (ThU.S.$ 5,425 as of December 31, 2025), reported under the Other Long-Term Provisions line item.

At the closing date, there are no other contingencies in which the Companies act as obligor, that could significantly affect their financial, economic or operational conditions.

In cases where an outflow of resources has been deemed probable, the corresponding provisions have been recognized. The rest of the proceedings remain classified as contingent liabilities. The Company has not disclosed the likelihood of success for each individual contingency, so as not to negatively affect their resolution.

Provisions recorded as of December 31, 2025 and 2024 are as follows:

	12-31-2025	12-31-2024
Classes of Provisions	ThU.S.$	ThU.S.$
Short-term provisions	3,055	1,837
Provisions for litigations	677	499
Other short-term provisions	2,378	1,338
Long-term provisions, non-Current	38,588	33,121
Provisions for litigations	34,732	29,265
Other long-term provisions	3,856	3,856
Total provisions	41,643	34,958

	12-31-2025
	Litigations (*)	Other Provisions	Total
Movements in provisions	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	29,764	5,194	34,958
Changes in provisions
Additional provisions	7,425	575	8,000
Used provisions	(1,557)	(293)	(1,850)
Increase (decrease) in foreign exchange	(223)	758	535
Total changes	5,645	1,040	6,685
Closing balance	35,409	6,234	41,643

(*) The increase in litigations mainly relates to subsidiaries in Mexico and Brazil in connection with civil and labor lawsuits amounting to ThU.S.$ 6,702. Likewise, the utilization of the provision primarily corresponds to the settlement of court rulings by subsidiaries in Brazil totaling ThU.S.$ 937.

	12-31-2024
	Litigations (*)	Other Provisions (**)	Total
Movements in provisions	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	29,091	3,465	32,556
Changes in provisions
Additional provisions	3,763	4,667	8,430
Used provisions	(1,834)	(2,310)	(4,144)
Increase (decrease) in foreign exchange	(1,261)	(628)	(1,889)
Other increases (decreases)	5	-	5
Total changes	673	1,729	2,402
Closing balance	29,764	5,194	34,958

(*) The increase in litigations is mainly made up of ThU.S.$ 3,673 by subsidiaries in Argentina and Brazil for civil and labor lawsuits.

(**) The increase in Other Provisions corresponds mainly to the deferred subsidy of one subsidiary in Brazil. In addition, the decrease in Other Provisions corresponds mainly to the reversal of the provision for dismantling of Line 1 of Arauco mill.

Provisions for litigations are related to labor and tax claims whose payment period is uncertain. Other provisions mainly include constitution of provision for the lawsuit of export duties (see contingent liability of Arauco Argentina and Arauco Industria de México set forth in this note).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. INTANGIBLE ASSETS

	12-31-2025	12-31-2024
Classes of intangible assets, net	ThU.S.$	ThU.S.$
Intangible assets, net	50,493	55,980
Intangible assets under development (IT programs)	1,249	1,025
Computer software	14,609	17,866
Water rights	3,715	4,338
Customer relationship	9,703	14,367
Other identifiable intangible assets	21,217	18,384
Classes of intangible assets, gross	190,456	230,158
Intangible assets under development (IT programs)	1,249	1,025
Computer software	83,548	127,944
Water rights	3,715	4,338
Customer relationship	74,921	73,888
Other identifiable intangible assets	27,023	22,963
Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(139,963)	(174,178)
Accumulated amortization and impairment, intangible assets	(139,963)	(174,178)
Computer software	(68,939)	(110,078)
Customer relationship	(65,218)	(59,521)
Other identifiable intangible assets	(5,806)	(4,579)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	12-31-2025
	Intangible assets under development	Computer software	Water rights	Customer relationship	Others	Total
Reconciliation of intangible assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	1,025	17,866	4,338	14,367	18,384	55,980
Changes
Additions	821	3,703	-	-	4,139	8,663
Disposals or withdrawals	(117)	(1,530)	(623)	-	-	(2,270)
Amortization	-	(6,340)	-	(4,899)	(951)	(12,190)
Increase (decrease) in foreign exchange	1	255	-	235	(355)	136
Increase (decrease) though transfers	-	109	-	-	-	109
Other increases (decreases)	(481)	546	-	-	-	65
Changes total	224	(3,257)	(623)	(4,664)	2,833	(5,487)
Closing balance	1,249	14,609	3,715	9,703	21,217	50,493

	12-31-2024
	Intangible assets under development	Computer software	Water rights	Customer relationship	Others	Total
Reconciliation of intangible assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	2,793	21,234	4,999	19,457	17,948	66,431
Changes
Additions	1,099	3,298	-	-	1,422	5,819
Disposals or withdrawals	(7)	(108)	(661)	-	-	(776)
Amortization	-	(8,234)	-	(4,925)	(550)	(13,709)
Increase (decrease) in foreign exchange	-	(440)	-	(165)	(436)	(1,041)
Increase (decrease) though transfers	(670)	-	-	-	-	(670)
Other increases (decreases)	(2,190)	2,116	-	-	-	(74)
Changes total	(1,768)	(3,368)	(661)	(5,090)	436	(10,451)
Closing balance	1,025	17,866	4,338	14,367	18,384	55,980

Years of useful life (average)
Computer software	5
Customer relationship	15
Brands	7

The amortization of customer relationship and computer software is presented in the consolidated statements of profit or loss under the administrative expenses line item.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

NOTE 20. BIOLOGICAL ASSETS

Biological assets comprise forestry plantations, mainly eucalyptus, radiata and taeda pine. The plantations are located in Chile, Argentina, Brazil and Uruguay.

As of December 31, 2025, Arauco had a total surface of 1.9 million hectares of which 1,152 thousand hectares are used for forestry planting, 490.1 thousand hectares are native forest, 122.8 thousand hectares are used for other purposes and 113.2 thousand hectares not yet planted. Lands corresponding to native forest, lands used for other purposes and lands not yet planted are presented in property, plant and equipment, Forest plantations are presented in Biological Assets.

For the year ended December 31, 2025, the production volume of logs totaled 17.5 million m3 (19.6 million m3 for the year ended December 31, 2024).

Measurements of fair value of Arauco’s biological assets are classified as Level 3, due to the fact that inputs are not observable. However, this information reflects the assumptions that market participants would use in pricing the asset, including assumptions about risk.

These unobservable inputs were developed using the best information available and includes internal data from Arauco. These unobservable inputs can be adjusted if the available information indicates that other market participants would use different information or there is something specific in Arauco that is not available to other market participants.

The main considerations in determining the fair value of biological assets include the following:

- Arauco uses discounted expected future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

- Current forestry plantations are projected based on a net volume that will not decrease, with a minimum growth equivalent to the current supply demand.

- Future plantations are not considered.

- The harvest of forestry plantations supplies raw materials for all other products that Arauco produces and trades. By directly controlling the development of forests that will be processed, Arauco ensures high quality timber for each of its products.

- Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s own industrial centers and sales to third parties at market prices. Sales margin of the different products that are harvested in the forest is also considered in the valuation. The changes in the value of the plantations pursuant to the criteria defined above are accounted for in the results for the period, as established in IAS 41. These changes are presented in the consolidated statements of profit or loss under the line item other income per function, for the year ended December 31, 2025 amounted to ThU.S.$ 204,646 (ThU.S.$ 159,021 for the year ended December 31, 2024). The appraisal of biological assets resulted in a greater cost of the lumber sold in comparison to the real incurred cost, which is presented included in the cost of sales which for the year ended December 31, 2025 amounted to ThU.S.$ 174,836 (ThU.S.$ 290,470 for the year ended December 31, 2024).

- Forestry plantations are harvested according to the needs of Arauco’s production plants.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

- The discount rates used are 6.6% in Chile, 20.6% in Argentina, 8.3% Brazil and 8% in Uruguay.

- It is expected that prices of harvested timber are constant in real terms based on market prices.

- Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

- The average crop age by species and country is:

	Chile	Argentina	Brazil	Uruguay
Pine	24	15	15	-
Eucalyptus	12	10	7	10

The following table sets forth the sensitivity to changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0.5	(108,938)
	-0.5	116,538
Margins (%)	10	401,647
	-10	(401,638)

The significant unobservable input data used in the measurement of the fair value of biological assets are discount rates and sales margins of the different products that are harvested from the forest. Increases (decreases) in any of these input data considered in isolation would result in a smaller or greater fair value measurement.

The adjustment to fair value of biological assets minus sale costs is recorded in the consolidated statements of profit or loss, under the line item other income or other expenses, depending on whether it corresponds to profits or losses.

Forestry plantations classified as current biological assets are those to be harvested and sold within twelve months after the reporting period.

The Company has contracted fire insurance policies for its forestry plantations, which in conjunction with the Company’s resources, allow risks to be minimized.

As of the date of these consolidated financial statements, there are no committed disbursements for the acquisition of biological assets.

Detail of biological assets pledged as security

As of December 31, 2025, there were no forestry plantations pledged as security.

Detail of biological assets with restricted ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

Current and non-current biological assets

As of the date of these consolidated financial statements, the current and non-current biological assets were as follows:

	12-31-2025	12-31-2024
	ThU.S.$	ThU.S.$
Current	236,333	315,500
Non-current	3,101,604	2,747,894
Total	3,337,937	3,063,394

Reconciliation of carrying amount of biological assets

	12-31-2025
	Current	Non-current	Total
Movement	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	315,500	2,747,894	3,063,394
Changes in real incurred cost	4,575	255,639	260,214
Additions through acquisition	1,952	411,761	413,713
Sales	(13)	(5,247)	(5,260)
Harvest	(139,247)	-	(139,247)
Increases (decreases) in foreign exchange	163	-	163
Loss of forest due to fires	-	(9,484)	(9,484)
Transfers from non-current to current	141,720	(141,720)	-
Other increases (decreases)	-	329	329
Changes in fair value	(83,742)	98,071	14,329
Gain (losses) arising from changes in fair value minus sale costs	418	204,228	204,646
Sales	12	(11,432)	(11,420)
Harvest	(175,947)	-	(175,947)
Increases (decreases) in foreign exchange	60	-	60
Loss of forest due to fires	-	(2,650)	(2,650)
Transfers from non-current to current	91,715	(91,715)	-
Other increases (decreases)	-	(360)	(360)
Total changes	(79,167)	353,710	274,543
Closing balance	236,333	3,101,604	3,337,937

	12-31-2024
	Current	Non-current	Total
Movement	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	370,957	2,651,622	3,022,579
Changes in real incurred cost	16,970	149,293	166,263
Additions through acquisition	-	380,414	380,414
Increases (decreases) due to business combination	-	21,880	21,880
Sales	(27)	(6,481)	(6,508)
Harvest	(140,381)	-	(140,381)
Increases (decreases) in foreign exchange	(4,268)	(58,983)	(63,251)
Loss of forest due to fires	-	(25,633)	(25,633)
Transfers from non-current to current	161,646	(161,646)	-
Other increases (decreases)	-	(258)	(258)
Changes in fair value	(72,427)	(53,021)	(125,448)
Gain (losses) arising from changes in fair value minus sale costs	-	117,316	117,316
Sales	-	(7,946)	(7,946)
Harvest	(241,617)	-	(241,617)
Increases (decreases) in foreign exchange	(6,739)	13,219	6,480
Loss of forest due to fires	-	715	715
Transfers from non-current to current	175,929	(175,929)	-
Other increases (decreases)	-	(396)	(396)
Total changes	(55,457)	96,272	40,815
Closing balance	315,500	2,747,894	3,063,394

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. ENVIRONMENTAL MATTERS

Environment management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put into practice in everyday company operations.

All Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the Company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all Arauco’s business units.

These investments are reflected in the consolidated financial statements as property, plant and equipment when they refer to disbursements in major works executed and are reflected in Expenses when they refer to improvements or management not directly associated with investment projects.

Detail information of disbursements related to the environment

As of December 31, 2025 and 2024 Arauco had made and / or had committed the following disbursements in major environmental projects:

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

12-31-2025		Disbursements undertaken 2025				Committed Disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of Project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	3,241	Assets	Properties, plants and equipments	-	2025
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	1,692	Assets	Properties, plants and equipments	-	2025
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	In process	-	Assets	Properties, plants and equipments	511	2026
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	In process	17,743	Expense	Operating costs	-	2026
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	13,811	Expense	Operating costs	-	2026
Arauco Argentina S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	636	Assets	Properties, plants and equipments	455	2026
Arauco Celulose do Brasil S.A.	Biodiversity and ecosystem conservation	In process	441	Expense	Operating costs	826	2026
Arauco Celulose do Brasil S.A.	Environmental emergencies and safety	In process	97	Expense	Operating costs	510	2026
Arauco do Brasil S.A.	Environmental emergencies and safety	Finished	228	Assets	Properties, plants and equipments	-	2025
Forestal Arauco S.A.	Biodiversity and ecosystem conservation	In process	1,326	Expense	Operating costs	1,031	2026
Forestal Arauco S.A.	Education, Certification and ESG Governance	In process	470	Expense	Operating costs	449	2026
Forestal Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	315	Expense	Operating costs	283	2026
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	434	Expense	Operating costs	36	2026
Celulosa y Energía Punta Pereira S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	3,750	Assets	Properties, plants and equipments	-	2026
Celulosa y Energía Punta Pereira S.A.	Renewable energy and energy efficiency	Finished	300	Assets	Properties, plants and equipments	-	2025
Arauco Industria de México, S.A. de C.V.	Environmental improvement studies	In process	97	Expense	Operating costs	372	2026
Arauco Industria de México, S.A. de C.V.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	256	Expense	Operating costs	500	2026
Arauco Industria de México, S.A. de C.V.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,907	Assets	Properties, plants and equipments	78	2026
Arauco North America, Inc	Environmental improvement studies	In process	93	Assets	Properties, plants and equipments	211	2026
		TOTAL	46,837			5,262

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

12-31-2024		Disbursements undertaken 2024				Committed Disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of Project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	In process	104	Assets	Properties, plants and equipments	1,222	2025
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	-	Assets	Properties, plants and equipments	511	2025
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	2,516	Assets	Properties, plants and equipments	5,070	2025
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	4,256	Assets	Properties, plants and equipments	8,816	2025
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	In process	16,822	Expense	Operating costs	-	2025
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	17,365	Expense	Operating costs	-	2025
Arauco do Brasil S.A.	Environmental improvement studies	In process	1,799	Assets	Properties, plants and equipments	270	2025
Arauco Argentina S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	-	Assets	Properties, plants and equipments	553	2025
Arauco Industria de Paineis S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	223	Expense	Operating costs	127	2025
Forestal Arauco S.A.	Environmental improvement studies	In process	2,372	Expense	Operating costs	1,881	2025
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	496	Expense	Operating costs	41	2025
Celulosa y Energía Punta Pereira S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	150	Assets	Properties, plants and equipments	2,500	2025
Arauco Industria de México, S.A. de C.V.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	803	Expense	Operating costs	-	2025
Arauco North America, Inc	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	3,249	Assets	Properties, plants and equipments	-	2024
Arauco North America, Inc	Investment projects for the control and management of gas emissions from industrial process	Finished	368	Assets	Properties, plants and equipments	-	2024
		TOTAL	50,523			20,991

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE

On December 20, 2023, Arauco entered into a share purchase agreement (“SPA”). Pursuant to this agreement, Arauco, along with its subsidiary Inversiones Arauco Internacional Limitada (the “Sellers”), agreed to sell to a company specially incorporated for such purpose and designated by the Brazilian company Klabin S. A. (the “Buyer”) all of the shares and interests that the Sellers directly hold in Arauco Florestal Arapotí S.A. and Arauco Forest Brasil S.A., and indirectly hold in Empreendimentos Florestais Santa Cruz Ltda. and Florestal Vale do Corisco S.A. (jointly, the “Brazilian Forestry Companies”), which own assets mainly in the state of Paraná, Brazil.

The assets included in the sale were all the shares and interests in these Brazilian forestry companies, except for Florestal Vale do Corisco S.A., where the Sellers indirectly own 49% of the latter’s shares of this associate.

On July 16, 2024, Arauco transferred all shares and interests held in Arauco Florestal Arapotí S.A., Arauco Forest Brasil S.A., Empreendimentos Florestais Santa Cruz Ltda. and Florestal Vale do Corisco S.A., entities owning assets primarily located in the state of Paraná, Brazil. The sale price, which amounted to ThU.S.$ 1,168,161, amount that was fully paid on that date. Subsequently, on October 17, 2024, an additional payment of ThU.S.$ 4,613 due to customary price adjustments at the transaction’s closing. The total amount received by Arauco after taxes was ThU.S.$ 971,097, which generated a profit of ThU.S.$ 209,497 after taxes.

The eucalyptus and pine forest plantations included in the transaction span approximately 85,000 hectares. Moreover, it should also be noted that the sale of shares and interests did not extend to the industrial assets related to the panel mills in Brazil, nor to other forestry assets located mainly in the state of Mato Grosso do Sul, Brazil, which are related to an industrial project to subsequently build a pulp mill, known as “Project Sucuriú.”

The following table sets forth information on the main types of non-current assets and liabilities held for sale:

	12-31-2025	12-31-2024
Assets classified as held for sale	ThU.S.$	ThU.S.$
Property, plant and equiment	3,901	3,767
Assets classified as held for sale	3,901	3,767

For the year ended December 31, 2024, the Company recognized a credit to earnings of ThU.S.$ 57,110 and a debit to reserve of exchange differences on translation of ThU.S.$ 135,171 for the update of net deferred taxes recognized in connection with the sale agreement. These deferred taxes reflect the difference between the financial and tax value of the companies to be sold, which were not recorded in accordance with IAS 12. These deferred taxes were subsequently allocated to the tax result that was generated at the closing of the sale of the aforesaid investments.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. FINANCIAL INSTRUMENTS

23.1 Classification

Arauco's financial instruments as of December 31, 2025 and 2024, are displayed in the table below. Regarding those instruments valued at an amortized cost, an estimation of their fair value is displayed for informational purposes.

Financial instruments	12-31-2025		12-31-2024
Thousands of dollars	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets at fair value through profit or loss	62,161	62,161	70,330	70,330
Derivative	9,862	9,862	31	31
Mutual funds (1)	52,299	52,299	70,299	70,299

Financial assets at amortized cost	2,152,427	2,152,427	2,165,579	2,165,579
Cash and cash equivalents	1,231,754	1,231,754	1,001,261	1,001,261
Cash	805,485	805,485	642,111	642,111
Time deposits	426,269	426,269	359,150	359,150
Accounts receivable (net)	911,491	911,491	1,120,442	1,120,442
Trade receivables	679,166	679,166	898,717	898,717
Lease receivable	77,319	77,319	67,687	67,687
Sundry debtors	34,104	34,104	20,206	20,206
Other receivables	57,498	57,498	70,367	70,367
Prepayments	63,404	63,404	63,465	63,465
Accounts receivable from related parties	490	490	10,159	10,159
Other financial assets (4)	8,692	8,692	33,717	33,717

Hedging assets at fair value through other comprehensive income	469,968	469,968	8,959	8,959

Financial liabilities at amortized cost (2)	9,704,095	9,590,600	7,414,740	6,799,888
Bonds issued denominated in U.S. dollars	3,401,034	3,210,190	2,898,249	2,638,226
Bonds issued denominated in U.F. (3)	2,901,520	2,791,889	1,819,427	1,404,819
Bank borrowings in U.S. dollars	768,728	945,060	626,169	673,243
Bank borrowings in other currencies	487,438	498,086	524,854	537,559
Lease liabilities	1,015,060	1,015,060	727,990	727,990
Trade and other payables	1,096,954	1,096,954	781,281	781,281
Accounts payable to related parties	33,361	33,361	36,770	36,770

Financial liabilities at fair value through profit or loss	134	134	12	12

Hedging liabilities at fair value through other comprehensive income	19,744	19,744	201,906	201,906

Other financial liabilities at amortized cost (4)	69,160	69,160	-	-

(1) Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statements of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short-term investment.

(2) Financial liabilities measured at amortized cost, other than “Trade and other payables”, “Accounts payable to related parties” and derivatives are presented in the consolidated statements of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.

(3) The Unidad de Fomento (“U.F.”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.

(4) “Other financial assets” and “Other financial liabilities” corresponds mainly to the balance due for margin calls associated with transactions with derivative financial instruments.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

23.2 Fair value hierarchy of financial assets and liabilities

The assets and liabilities measured at fair value in the consolidated statements of financial position as of December 31, 2025 and 2024, have been measured based on the valuation methodologies provided in IFRS 13. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

- Level 1: Securities or quoted prices in active markets for identical assets and liabilities

- Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

- Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs),

	12-31-2025	Level 1	Level 2	Level 3
Fair value	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Financial assets through profit or loss
Derivatives	9,862	-	9,862	-
Mutual Funds	52,299	52,299	-	-

Hedging assets through other comprehensive income	469,968	-	469,968	-

Financial liabilities through profit or loss	134	-	134	-

Hedging liabilities through other comprehensive income	19,744	-	19,744	-

	12-31-2024	Level 1	Level 2	Level 3
Fair value	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Financial assets through profit or loss
Derivatives	31	-	31	-
Mutual Funds	70,299	70,299	-	-

Hedging assets through other comprehensive income	8,959	-	8,959	-

Financial liabilities through profit or loss	12	-	12	-

Hedging liabilities through other comprehensive income	201,906	-	201,906	-

At the closing date of these consolidated financial statements, there have been no transfers between the different hierarchy levels.

23.3 Explanation of the valuation of financial instruments.

Cash and cash equivalent and accounts receivable

The carrying amount of accounts receivable, cash and cash equivalents (including mutual funds), and other financial assets and liabilities approximate their fair value due to the short-term nature of such instruments.

Derivative financial instruments

Arauco's current derivatives are valued under the cash flow discount method. These flows are discounted at the rate applicable according to the transaction’s and counterparties’ risk, using an internal methodology based on the information obtained from Bloomberg.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

Given that our cross-currency swaps correspond to future flows in U.F., U.S. dollars and Euros, Arauco calculates the current value of such flows by using the U.F. zero coupon curve, dollar zero coupon and the Euro zero coupon.

The fair value of the interest rate swap contracts is calculated by reference to the rate differential between the agreed upon rate and the market rate as of the end date of these consolidated financial statements.

The fair value of the currency forward contracts is calculated by reference to the current forward exchange rates of contracts with similar maturity profiles.

The counterparty risk uses the Z-Spread obtained from the curve of the bonds issued by counterparties, and they are deducted from each flow as appropriate.

Financial liabilities

The fair value of bonds issued was determined with reference to quoted market prices as they have standard terms and conditions.

The fair value of bank borrowings was determined based on discounted cash flow analysis applying the corresponding discount yield curves to the remaining term to maturity.

Disclosures of the fair value of financial liabilities at amortized cost are determined via the use of discounted cash flows, calculated over variables of the observable markets as of the date of informing the consolidated financial statements, and correspond to Level 2 of the fair value hierarchy.

The following table sets forth a reconciliation between the financial liabilities and the consolidated statements of financial position as of December 31, 2025 and 2024:

	12-31-2025
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non- current financial liabilities, Total	Total
Bonds obligations	-	325,234	325,234	731,936	1,082,853	4,162,531	5,977,320	6,302,554
Bank borrowings	91,845	219,854	311,699	414,511	322,845	207,111	944,467	1,256,166
Swap and Forward	2,125	252	2,377	10,140	116	7,245	17,501	19,878
Other financial liabilities	69,160	-	69,160	-	-	-	-	69,160
Total other financial liabilities (a)	163,130	545,340	708,470	1,156,587	1,405,814	4,376,887	6,939,288	7,647,758

	12-31-2025
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Lease liabilities	18,605	37,218	55,823	98,028	83,634	777,575	959,237	1,015,060
Total lease liabilities (b)	18,605	37,218	55,823	98,028	83,634	777,575	959,237	1,015,060

	12-31-2025
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Trade and other payables	1,002,999	40,242	1,043,241	53,713	-	-	53,713	1,096,954
Accounts payable to related companies	9,437	-	9,437	15,821	612	7,491	23,924	33,361
Total accounts payable (c)	1,012,436	40,242	1,052,678	69,534	612	7,491	77,637	1,130,315

Total financial liabilities (a) + (b) + (c)	1,194,171	622,800	1,816,971	1,324,149	1,490,060	5,161,953	7,976,162	9,793,133

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

	12-31-2024
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non- current financial liabilities, Total	Total
Bonds obligations	19,739	67,522	87,261	768,767	711,705	3,149,943	4,630,415	4,717,676
Bank borrowings	28,154	220,673	248,827	728,289	173,907	-	902,196	1,151,023
Swap and Forward	12,817	-	12,817	189,101	-	-	189,101	201,918
Total other financial liabilities (a)	60,710	288,195	348,905	1,686,157	885,612	3,149,943	5,721,712	6,070,617

	12-31-2024
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Lease liabilities	15,116	40,735	55,851	104,578	70,490	497,071	672,139	727,990
Total lease liabilities (b)	15,116	40,735	55,851	104,578	70,490	497,071	672,139	727,990

	12-31-2024
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Trade and other payables	741,847	4,124	745,971	35,310	-	-	35,310	781,281
Accounts payable to related companies	10,563	-	10,563	13,655	7,581	4,971	26,207	36,770
Total accounts payable (c)	752,410	4,124	756,534	48,965	7,581	4,971	61,517	818,051

Total financial liabilities (a) + (b) + (c)	828,236	333,054	1,161,290	1,839,700	963,683	3,651,985	6,455,368	7,616,658

23.4 Derivative instruments

Derivative instruments recorded as of December 31, 2025 are cash flow hedges. Arauco uses financial derivatives for hedging purposes, such as cross currency swaps (CCS), currency and commodities forwards and interest rate swaps (IRS). Depending on the fair value of each instrument, the position could be either an asset or a liability, and they are listed in the consolidated statements of financial position under other non-current financial assets or other non-current financial liabilities, respectively. The effects for the period are presented in consolidated statement of changes in equity as other comprehensive income or the consolidated statements of comprehensive income as finance income or finance costs, net of differences in exchange rate of the hedged items and the deferred tax.

Financial instruments	12-31-2025 Fair value ThU.S.$	12-31-2024 Fair value ThU.S.$
Financial assets through profit or loss	9,862	31
Hedging assets through other comprehensive income	469,968	8,959
Financial liabilities through profit or loss	(134)	(12)
Hedging liabilities through other comprehensive income	(19,744)	(201,906)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

23.4.1. Chile

In order to cover the exposure to variation in cash flows associated with fluctuations in exchange rates, interest rates or commodity prices, Arauco Chile has the following derivatives as of December 31, 2025 and 2024:

Cross currency swaps

Cross currency swaps to cover the exposure to the exchange rate risk generated from bonds denominated in U.F.

Bond	Institution	Amount U.S.$	Amount U.F.	Starting date	Ending date	12-31-2025 fair value ThU.S.$	12-31-2024 fair value ThU.S.$
F	BCI	14,000,009	363,636	08-03-2021	10-30-2029	2,436	757
F	Scotiabank	14,016,821	363,636	09-07-2021	10-30-2029	2,585	922
F	Banco de Chile	13,809,842	363,636	05-18-2018	10-30-2029	2,307	493
F	BCI	55,419,446	1,454,544	04-28-2023	10-30-2029	9,283	2,133
P	BCI	48,997,966	1,272,728	08-03-2021	11-15-2032	10,030	3,793
P	Itau	26,987,645	636,363	11-07-2023	11-15-2032	1,346	(2,055)
P	Santander	53,139,786	1,272,726	11-13-2023	11-15-2032	3,272	(4,577)
R	Deutsche	128,926,012	3,000,000	03-19-2024	04-01-2035	5,565	(14,300)
R	JP Morgan	86,147,464	2,000,000	03-25-2024	04-01-2035	3,371	(9,016)
S	Santander	201,340,031	5,000,000	10-27-2016	11-15-2026	19,539	(4,962)
W	Goldman Sachs	80,588,305	2,000,000	12-06-2018	10-10-2028	6,881	(4,155)
W	Scotiabank	40,537,926	1,000,000	12-11-2018	10-10-2028	3,008	(2,392)
X	Santander	216,372,290	5,500,000	10-30-2018	10-10-2038	19,011	(24,268)
Y	JP Morgan	89,387,460	2,000,000	06-12-2023	04-10-2032	(2,064)	(13,808)
Z	Santander	90,274,363	2,000,000	06-14-2023	04-10-2032	(3,329)	(15,414)
Z	Banco de Chile	44,572,044	1,000,000	06-26-2023	04-10-2032	(808)	(6,367)
Z	JP Morgan	89,131,686	2,000,000	06-23-2023	04-10-2032	(1,043)	(12,780)
AB	BCI	131,196,937	3,000,000	06-26-2023	05-15-2033	1,705	(15,895)
AB	Banco de Chile	43,601,403	1,000,000	07-27-2023	05-15-2033	869	(4,983)
AB	Itau	43,654,189	1,000,000	07-27-2023	05-15-2033	764	(4,778)
AC	Scotiabank	40,788,609	1,000,000	03-04-2025	04-01-2034	3,569	-
AE	BCI	162,944,120	4,000,000	01-24-2025	04-01-2034	13,177	-
AE	Bank of America	40,890,553	1,000,000	02-15-2025	04-01-2034	3,111	-
AE	Scotiabank	38,659,980	1,000,000	01-29-2025	04-01-2034	5,694	-
AE	Santander	41,198,154	1,000,000	02-25-2025	04-01-2034	2,684	-
AE	JP Morgan	40,538,132	1,000,000	02-27-2025	04-01-2034	3,929	-
AE	Banco de Chile	41,760,550	1,000,000	03-07-2025	04-01-2034	2,311	-
AG	Santander	215,879,469	5,000,000	12-03-2025	10-05-2032	2,448	-
AG	JP Morgan	86,369,477	2,000,000	12-04-2025	10-05-2032	1,713	-
AG	BCI	43,263,775	1,000,000	12-11-2025	10-05-2032	519	-
AG	Banco de Chile	43,577,011	1,000,000	12-12-2025	10-05-2032	300	-
						124,183	(131,652)

Cross currency swaps contracts to cover the exposure to the risk of the exchange rate for bank contracts in Euro.

Institution	Amount U.S.$	Amount EUR	Starting date	Ending date	12-31-2025 fair value ThU.S.	12-31-2024 $fair value ThU.S.$
Santander	55,844,706	52,941,176	06-15-2021	12-15-2029	(2,123)	(9,494)
Banco de Chile	27,922,353	26,470,588	06-15-2021	12-15-2029	(948)	(4,243)
MUFG	55,844,706	52,941,176	06-15-2021	12-15-2029	(1,941)	(8,974)
JP Morgan	125,650,588	105,882,353	06-15-2021	12-15-2029	(3,604)	(17,682)
HSBC Bank	27,922,353	26,470,588	06-15-2021	12-15-2029	(1,015)	(4,488)
					(9,631)	(44,881)

Interest Rate Swap

Interest rate swap, a financial instrument intended to hedge the variability of cash flows by fixing the interest rate on variable rate debt denominated in the same currency (USD).

Institution	Amount U.S.$	Starting date	Ending date	12-31-2025 fair value ThU.S.$	12-31-2024 fair value ThU.S.$
Banco de Chile	122,448,980	11-12-2025	08-15-2032	282	-
Santander	177,551,020	11-13-2025	08-15-2030	(42)	-
				240	-

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

Forward

Non-Delivery Forward (NDF) to cover the exposure to exchange rate risk in Brazilian real currency (BRL), in relation to payments associated with the Sucuriú project.

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	12-31-2025 fair value ThU.S.$	12-31-2024 fair value ThU.S.$
BRLUSD	JP Morgan	50,000,000	12-11-2024	02-18-2025	-	(1,119)
BRLUSD	Santander Chile	43,000,000	12-11-2024	02-18-2025	-	(1,106)
BRLUSD	Bank of America	73,000,000	12-11-2024	03-26-2025	-	(1,773)
BRLUSD	HSBC	70,000,000	12-13-2024	05-15-2025	-	(1,732)
BRLUSD	SMBC	73,000,000	12-13-2024	06-25-2025	-	(1,897)
BRLUSD	MUFG	50,000,000	12-16-2024	08-18-2025	-	(999)
BRLUSD	Santander Chile	48,000,000	12-16-2024	08-18-2025	-	(854)
BRLUSD	Bank of America	50,000,000	12-17-2024	09-24-2025	-	(237)
BRLUSD	JP Morgan	44,000,000	12-17-2024	09-24-2025	-	5
BRLUSD	Santander Chile	50,000,000	12-18-2024	11-17-2025	-	(223)
BRLUSD	JP Morgan	50,000,000	12-18-2024	11-17-2025	-	(95)
BRLUSD	HSBC	29,000,000	12-18-2024	11-17-2025	-	(66)
BRLUSD	SMBC	50,000,000	12-19-2024	12-17-2025	-	631
BRLUSD	JP Morgan	50,000,000	12-19-2024	12-17-2025	-	(120)
BRLUSD	Bank of America	21,000,000	12-19-2024	12-17-2025	-	(72)
BRLUSD	MUFG	50,000,000	12-20-2024	02-19-2026	-	(934)
BRLUSD	Mizuho	69,000,000	12-20-2024	02-19-2026	13,630	(1,450)
BRLUSD	Bank of America	51,000,000	02-12-2025	02-19-2026	6,391	-
BRLUSD	Itau	50,000,000	10-09-2025	02-19-2026	(204)	-
BRLUSD	MUFG	50,000,000	12-23-2024	03-25-2026	-	(456)
BRLUSD	Mizuho	50,000,000	12-23-2024	03-25-2026	10,526	(496)
BRLUSD	SMBC	28,000,000	12-23-2024	03-25-2026	5,861	(187)
BRLUSD	BNP Paribas	49,000,000	02-12-2025	03-25-2026	6,025	-
BRLUSD	HSBC Bank	15,000,000	02-12-2025	03-25-2026	1,196	-
BRLUSD	Itau	50,000,000	10-07-2025	03-25-2026	(415)	-
BRLUSD	Santander Chile	50,000,000	12-26-2024	05-15-2026	10,918	(90)
BRLUSD	BNP Paribas	86,000,000	12-26-2024	05-15-2026	18,564	(479)
BRLUSD	Goldman Sachs	27,000,000	05-29-2025	05-15-2026	2,219	-
BRLUSD	Deutsche	50,000,000	10-08-2025	05-15-2026	(252)	-
BRLUSD	MUFG	50,000,000	12-27-2024	06-24-2026	11,079	(60)
BRLUSD	BNP Paribas	50,000,000	12-27-2024	06-24-2026	11,229	82
BRLUSD	Mizuho	32,000,000	12-27-2024	06-24-2026	7,153	12
BRLUSD	BBVA	31,000,000	05-28-2025	06-24-2026	2,833	-
BRLUSD	Goldman Sachs	50,000,000	10-10-2025	06-24-2026	715	-
BRLUSD	Bank of America	50,000,000	01-17-2025	08-17-2026	8,929	-
BRLUSD	HSBC Bank	27,000,000	05-28-2025	08-17-2026	2,283	-
BRLUSD	Goldman Sachs	50,000,000	10-14-2025	08-17-2026	1,124	-
BRLUSD	Bank of America	62,500,000	01-21-2025	09-25-2026	11,317	-
BRLUSD	MUFG	62,500,000	01-21-2025	09-25-2026	11,429	-
BRLUSD	Mizuho	94,000,000	02-07-2025	09-25-2026	11,721	-
BRLUSD	Goldman Sachs	50,000,000	10-16-2025	09-25-2026	358	-
BRLUSD	Mizuho	60,000,000	01-22-2025	11-16-2026	10,241	-
BRLUSD	HSBC Bank	60,000,000	01-22-2025	11-16-2026	9,549	-
BRLUSD	MUFG	40,000,000	02-06-2025	11-16-2026	5,332	-
BRLUSD	BBVA	30,000,000	10-16-2025	11-16-2026	315
BRLUSD	Mizuho	60,000,000	01-23-2025	12-21-2026	9,834	-
BRLUSD	Bank of America	66,000,000	02-05-2025	12-21-2026	8,902	-
BRLUSD	SMBC	20,000,000	10-16-2025	12-21-2026	1	-
BRLUSD	Bank of America	55,000,000	01-23-2025	02-18-2027	8,586	-
BRLUSD	HSBC Bank	6,000,000	05-28-2025	02-18-2027	483	-
BRLUSD	Itau	30,000,000	10-14-2025	02-18-2027	564	-
BRLUSD	BNP Paribas	54,000,000	01-24-2025	03-22-2027	8,299	-
BRLUSD	MUFG	54,000,000	01-24-2025	03-22-2027	8,335	-
BRLUSD	Citibank	20,000,000	10-07-2025	03-22-2027	(74)	-
BRLUSD	BNP Paribas	52,000,000	01-27-2025	05-17-2027	8,743	-
BRLUSD	SMBC	52,000,000	01-27-2025	05-17-2027	8,250	-
BRLUSD	BNP Paribas	106,000,000	02-04-2025	05-17-2027	15,155	-
BRLUSD	BNP Paribas	47,000,000	01-28-2025	06-23-2027	7,433	-
BRLUSD	MUFG	63,000,000	02-04-2025	06-23-2027	8,640	-
BRLUSD	MUFG	42,000,000	01-28-2025	08-16-2027	6,651	-
BRLUSD	BNP Paribas	42,000,000	01-29-2025	08-16-2027	6,761	-
BRLUSD	Bank of America	104,000,000	02-03-2025	08-16-2027	14,259	-
BRLUSD	BNP Paribas	56,000,000	01-29-2025	09-22-2027	8,910	-
BRLUSD	Mizuho	44,000,000	02-03-2025	09-22-2027	6,719	-
BRLUSD	Goldman Sachs	26,000,000	05-27-2025	09-22-2027	1,944	-
BRLUSD	Itau	50,000,000	09-12-2025	09-22-2027	335	-
BRLUSD	Mizuho	26,000,000	01-29-2025	11-17-2027	4,219	-
BRLUSD	Mizuho	36,000,000	01-31-2025	11-17-2027	5,257	-
BRLUSD	BBVA	21,000,000	05-27-2025	11-17-2027	1,537	-
BRLUSD	Mizuho	31,000,000	01-29-2025	12-15-2027	5,079	-
					334,888	(13,715)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

Non-Delivery Forward (NDF) to cover the exposure to exchange rate risk in Brazilian real currency (BRL), generated by lease liabilities associated with the Sucuriú project.

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	12-31-2025 fair value ThU.S.	12-31-2024 fair value $ThU.S.$
BRLUSD	MUFG	50,000,000	12-24-2025	02-19-2026	577	-
BRLUSD	MUFG	50,000,000	12-24-2025	03-25-2026	574	-
BRLUSD	MUFG	60,000,000	12-24-2025	05-15-2026	1,565	-
BRLUSD	JP Morgan	77,000,000	12-23-2025	06-24-2026	1,565	-
BRLUSD	Santander Chile	77,000,000	12-22-2025	08-17-2026	97	-
BRLUSD	Santander Chile	75,000,000	12-22-2025	08-17-2026	95	-
BRLUSD	Santander Chile	40,000,000	12-22-2025	11-16-2026	56	-
BRLUSD	Santander Chile	60,000,000	12-22-2025	12-21-2026	102	-
BRLUSD	JP Morgan	55,000,000	12-23-2025	02-18-2027	1,092	-
BRLUSD	JP Morgan	50,000,000	12-23-2025	02-18-2027	993	-
BRLUSD	JP Morgan	53,000,000	12-23-2025	03-22-2027	1,068	-
BRLUSD	JP Morgan	47,000,000	12-23-2025	06-23-2027	972	-
BRLUSD	Santander Chile	63,000,000	12-22-2025	06-23-2027	80	-
BRLUSD	JP Morgan	44,000,000	12-23-2025	09-22-2027	956	-
BRLUSD	Santander Chile	25,000,000	12-22-2025	12-15-2027	69	-
					9,861	-

23.4.2. Uruguay

Forward

As of December 31, 2025 and 2024, Arauco through its subsidiaries as a joint operation (50%) in Uruguay, maintained the following forward contracts in force and effect for the purposes of ensuring an exchange rate for sale of dollars:

Exchange rate	Institution	12-31-2025 notional ThU.S.$	12-31-2025 fair value ThU.S.$	12-31-2024 notional ThU.S.$	12-31-2024 fair value ThU.S.$
UYUUSD	HSBC - Uruguay	12,000	1,054	-	-
UYUUSD	Citibank U.K.	4,050	230	1,450	41
UYUUSD	Itaú - Uruguay	9,600	616	1,150	23
UYUUSD	Banco de la República Oriental de Uruguay	3,450	527	-	-
UYUUSD	HSBC - Uruguay	-	-	10,245	(880)
UYUUSD	Citibank U.K.	-	-	1,350	(27)
UYUUSD	Itaú - Uruguay	-	-	11,395	(703)
UYUUSD	Banco de la República Oriental de Uruguay	-	-	3,825	(166)
UYUUSD	JPMorgan Chase Bank U.K.	-	-	4,620	(348)
			2,427		(2,060)

Commodity swap

Arauco Uruguay's profits and through its subsidiaries as a joint operation (50%), also face exposure to the price variation of certain fuels, as occurs with Fuel Oil N°6, which is used during the pulp manufacturing process. In order to minimize this risk, the volatility of future flows associated to the purchase of Fuel Oil No. 6 through forwards of this commodity. The agreements that are in force and effect as of December 31, 2025 and 2024, are detailed below:

Commodity	Institution	12-31-2025 notional ThU.S.$	12-31-2025 fair value ThU.S.$	12-31-2024 notional ThU.S.$	12-31-2024 fair value ThU.S.$
Fuel Oil N°6	JP Morgan - N.A.	-	-	970	31
Fuel Oil N°6	DNB Bank ASA	-	-	539	11
Fuel Oil N°6	BNP Paribas	-	-	2,000	56
Fuel Oil N°6	JP Morgan - N.A.	3,163	(497)	2,777	(149)
Fuel Oil N°6	DNB Bank ASA	4,520	(623)	4,181	(232)
Fuel Oil N°6	BNP Paribas	6,737	(896)	4,761	(337)
			(2,016)		(620)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

23.5 Cash equivalent, loans, receivables and other financial assets

The financial assets measured at amortized cost using the effective interest method and tested for impairment are: cash and cash equivalent, time deposits, repurchase agreements, trade and other current/non-current receivables (with third parties and from related parties).

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the consolidated statements of financial position, they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and other current/non-current receivables” and “Accounts receivable from related parties”.

As of December 31, 2025 and 2024, there are provisions for impairment for ThU.S.$ 14,511 and ThU.S.$ 13,297, respectively.

During 2025, Arauco executed contracts relating to the sale of a portfolio of customer receivables. Upon execution of such agreements, the Company performed an assessment to determine whether substantially all the risks and benefits inherent in the transferred receivables had been transferred to the buyer. Based on this evaluation, the Company concluded that the criteria for derecognition of accounts receivables were satisfied.

	12-31-2025	12-31-2024
	ThU.S.$	ThU.S.$
Financial assets at amortized cost	2,152,427	2,165,579
Cash and cash equivalents (Mutual Funds not included)	1,231,754	1,001,261
Cash	805,485	642,111
Time deposits	426,269	359,150
Accounts receivables (net)	911,981	1,130,601
Trade receivables	679,166	898,717
Lease receivable	77,319	67,687
Sundry debtors	34,104	20,206
Other receivables	57,498	70,367
Prepayments	63,404	63,465
Accounts receivable from related parties	490	10,159
Other financial assets	8,692	33,717

23.5.1. Cash and cash equivalents

Includes cash on hand, bank checking account balances and time deposits and other short-term highly liquid investments with an original maturity of three months or less. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The composition of cash and cash equivalents (including the balance of mutual funds displayed in this note as valuation, instruments at fair value with profit or loss) at December 31, 2025 and 2024, classified by currency is as follows:

	12-31-2025	12-31-2024
	ThU.S.$	ThU.S.$
Cash and cash equivalents	1,284,053	1,071,560
U.S. dollars	777,505	668,888
Euro	15,723	8,754
Brazilian real	107,494	117,848
Argentine pesos	43,063	12,642
Mexican pesos	32,564	40,128
Other currencies	69,274	11,794
Chilean pesos	238,430	211,506

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

23.5.2 Time deposits and repurchase agreements: The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are authorized by Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

23.5.3 Trade and other receivables: These represent enforceable rights for Arauco resulting from the normal course of the business.

23.5.4 Sundry debtors: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

The allowance for doubtful accounts is presented as a deduction of trade and other receivables. The provision for doubtful accounts is established based on an analysis of the age of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed for example when there is objective evidence that Arauco will not receive payments under the original sale terms and when the customer is a party to a bankruptcy court agreement or cessation of payments, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

23.5.5 Accounts receivable from related parties: Represent enforceable rights for Arauco resulting from the normal course of business, calling normal to the line of business, activity or purpose of exploitation and financing, and which Arauco owns a non-controlling ownership of the counterparty.

The following table sets forth trade and other current/non-current receivables classified by currencies as of December 31, 2025 and 2024:

	12-31-2025	12-31-2024
	ThU.S.$	ThU.S.$
Trade and other current receivables	832,166	1,054,707
U.S. dollars	537,861	815,884
Euros	16,967	28,149
Brazilian real	52,973	38,327
Argentine pesos	22,408	26,569
Mexican pesos	36,149	33,704
Other currencies	7,910	1,077
Chilean pesos	130,689	92,401
U.F.	27,209	18,596

Accounts receivable from related parties, current	490	10,159
U.S. dollars	48	5,646
Argentine pesos	-	1,812
Chilean pesos	442	2,701

Trade and other non-current receivables	79,325	65,735
U.S. dollars	1,394	2,784
Brazilian real	18,623	9,891
Argentine pesos	344	458
Chilean pesos	5,264	1,505
U.F.	53,700	51,097

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

23.6 Financial liabilities

Arauco's financial liabilities to the date of these consolidated financial statements are as follows:

Financial liabilities	12-31-2025 ThU.S.$	12-31-2024 ThU.S.$
Total financial liabilities	9,793,133	7,616,658
Financial liabilities at fair value through profit or loss	134	12
Hedging liabilities	19,744	201,906
Financial liabilities at amortized cost	9,773,255	7,414,740

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of December 31, 2025 and 2024:

	12-31-2025 ThU.S.$	12-31-2024 ThU.S.$
Bank borrowings - current portion	192,719	108,645
Bonds issued - current portion	325,234	87,261
Total	517,953	195,906

23.7 Financial liabilities measured at amortized cost

Financial liabilities correspond to non-derivative financial instruments with contractual cash-flow payments that can be either fixed or variable.

Also, this category includes those non-derivative financial liabilities for services or goods delivered to Arauco at the end of each reporting period that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

At the end of these consolidated financial statements, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. dollars and in U.F., lease liabilities, and trade and other payables.

		12-31-2025	12-31-2024	12-31-2025	12-31-2024
	Currency	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
		Amortized cost		Fair value
Total financial liabilities		9,773,255	7,414,740	9,659,760	6,799,888
Bonds issued	U.S. dollar	3,401,034	2,898,249	3,210,190	2,638,226
Bonds issued	U.F.	2,901,520	1,819,427	2,791,889	1,404,819
Bank borrowings	U.S. dollar	768,728	626,169	945,060	673,243
Bank borrowings	Euro	294,451	323,417	305,099	336,122
Bank borrowings	Brazilian real	192,987	201,437	192,987	201,437
Other financial liabilities	U.S. dollar	69,160	-	69,160	-
Lease liabilities	U.F.	23,539	21,494	23,539	21,494
Lease liabilities	Chilean pesos	49,997	65,820	49,997	65,820
Lease liabilities	Brazilian real	794,135	504,213	794,135	504,213
Lease liabilities	Mexican pesos	977	1,107	977	1,107
Lease liabilities	U.S. dollar	145,491	133,934	145,491	133,934
Lease liabilities	Euro	323	408	323	408
Lease liabilities	Other currencies	598	1,014	598	1,014
Trade and other payables	U.S. dollar	181,744	212,689	181,744	212,689
Trade and other payables	Euro	37,180	21,414	37,180	21,414
Trade and other payables	Brazilian real	448,293	81,662	448,293	81,662
Trade and other payables	Argentine pesos	41,240	47,373	41,240	47,373
Trade and other payables	Mexican pesos	23,199	24,199	23,199	24,199
Trade and other payables	Other currencies	30,083	16,411	30,083	16,411
Trade and other payables	Chilean pesos	294,552	339,388	294,552	339,388
Trade and other payables	U.F.	40,663	38,145	40,663	38,145
Accounts payable to related parties	U.S. dollar	24,483	26,633	24,483	26,633
Accounts payable to related parties	Brazilian real	-	3,007	-	3,007
Accounts payable to related parties	Chilean pesos	8,878	7,130	8,878	7,130

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

The financial liabilities at amortized cost presented in the consolidated statements of financial position as of December 31, 2025 and 2024 are as follows:

	12-31-2025
	ThU.S.$
	Current	Non-current	Total
Other financial liabilities	706,093	6,921,787	7,627,880
Lease liabilities	55,823	959,237	1,015,060
Trade and other payables	1,043,241	53,713	1,096,954
Accounts payable to related parties	9,437	23,924	33,361
Total financial liabilities at amortized cost	1,814,594	7,958,661	9,773,255

	12-31-2024
	ThU.S.$
	Current	Non-current	Total
Other financial liabilities	336,088	5,532,611	5,868,699
Lease liabilities	55,851	672,139	727,990
Trade and other payables	745,971	35,310	781,281
Accounts payable to related parties	10,563	26,207	36,770
Total financial liabilities at amortized cost	1,148,473	6,266,267	7,414,740

23.8 Cash flow hedges reserve reconciliation

The following table sets forth the reconciliation balances of cash flow hedges presented in the consolidated statements of comprehensive income:

	January – December
	2025	2024
	ThU.S.$	ThU.S.$
Opening balance	(50,012)	(64,952)
Gains (losses) on cash flow hedges, before tax	461,238	27,762
Recycle of cash flow hedges to profit or loss	-	(6,747)
Income tax relating to cash flow hedges of other comprehensive income	(123,732)	(6,075)
Closing balance	287,494	(50,012)

23.9 Capital disclosures

23.9.1 Information on objectives, policies and processes applied by the company regarding capital management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long-term;

b)	Ensuring funding for new investments to achieve sustainable growth over time;

c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the Company’s value and providing an adequate return to shareholders,

23.9.2 Qualitative information on objectives, policies and processes applied by the company regarding capital management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings, bonds and lease liabilities).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

23.9.3 Quantitative information on capital management

The financial safeguards to which Arauco is subject are shown in the following table:

Instrument	12-31-2025 ThU.S.$	12-31-2024 ThU.S. $	Interest coverage >= 2,0x	Debt level (1) <= 1,2x
Domestic bonds	2,901,520	1,819,427	N/R	✓
Term loan facility	-	273,686	✓	✓
Term loan facility	212,487	212,301	✓	✓
ECA loan (Sucuriú)	150,266	-	✓	✓
Loan A y B facilities	290,622	-	✓	✓
ECA loan (MAPA)	294,451	323,417	✓	✓

N/R: Not required for the financial obligation.

(1)	Debt to equity ratio (financial debt divided by equity plus non-controlling interests).

As of December 31, 2025 and 2024, Arauco has complied with all of its financial covenants.

The following table sets forth the credit ratings of our debt instruments as of December 31, 2025, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	-	AA	-	AA
Foreign bonds	BBB-	BBB	Baa3	-

Capitalization requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt arrangements. The Company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions and based on opportunities that may arise to improve the Company’s level of liquidity.

The capitalization of Arauco as of December 31, 2025 and 2024 is as follows:

	12-31-2025	12-31-2024
	ThU.S.$	ThU.S.$
Equity	9,683,478	8,723,715
Bank borrowings	1,256,166	1,151,023
Lease liabilities	1,015,060	727,990
Bonds issued	6,302,554	4,717,676
Capitalization	18,257,258	15,320,404

23.10 Risk management

Arauco’s financial instruments are exposed to various financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks). Arauco’s overall risk management program focuses on uncertainty in financial markets and aims to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Corporate Finance Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units. The company is not actively involved in trading its financial assets for speculative purposes.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

23.10.1 Type of risk: Credit risk

Description

Credit risk refers to financial uncertainty at different periods of time relating to the fulfillment of obligations with counterparties, at the time of exercising the contract rights to receive cash or other financial assets on behalf of Arauco.

Explanation of credit risk exposure and how this risk arises

Arauco’s exposure to credit risk is directly related to each of its customer’s individual abilities to fulfill their contractual commitments, reflected in trade receivables.

Accounts exposed to credit risk are trade receivables, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

	12-31-2025	12-31-2024
	ThU.S.$	ThU.S.$
Current receivables

Trade receivables	679,130	898,681
Lease receivable	24,033	17,247
Sundry debtors	12,017	9,531
Other receivables	55,372	68,459
Prepayments	61,614	60,789
Net subtotal	832,166	1,054,707

Trade receivables	689,215	908,241
Lease receivable	24,033	17,247
Sundry debtors	14,098	11,056
Other receivables	56,366	69,463
Prepayments	61,614	60,789
Gross subtotal	845,326	1,066,796

Provision for doubtful trade receivables	10,085	9,560
Provision for doubtful lease receivable	-	-
Provision for doubtful sundry debtors	2,081	1,525
Provision for doubtful other receivables	994	1,004
Subtotal bad debt	13,160	12,089

Non-current receivables

Trade receivables	36	36
Lease receivable	53,286	50,440
Sundry debtors	22,087	10,675
Other receivables	2,126	1,908
Prepayments	1,790	2,676
Net subtotal	79,325	65,735

Trade receivables	1,387	1,244
Lease receivable	53,286	50,440
Sundry debtors	22,087	10,675
Other receivables	2,126	1,908
Prepayments	1,790	2,676
Gross subtotal	80,676	66,943

Provision for doubtful trade receivables	1,351	1,208
Provision for doubtful lease receivable	-	-
Provision for doubtful sundry debtors	-	-
Provision for doubtful other receivables	-	-
Subtotal bad debt	1,351	1,208

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

Explanation of risk management objectives, policies and processes, and measurement methods

The Credit and Collections Sub-management, dependent from the Treasury Department, is the area entrusted with minimizing the credit risk of the accounts receivable, supervising the delinquency of the accounts. The regulations and procedures applicable for the control and administration of the Arauco Group can be found in the Corporate Credit Policy.

As of December 31, 2025, Arauco’s balance for commercial debtors was ThU.S.$ 690,602 of which, according to the agreed sales conditions, 49.96% corresponded to sales on credit (open account), 42.44% to sales with letters of credit and 7.60% to other types of sales. The client with the highest outstanding balance, corresponding to sales through a credit line represented 3.51% of the total accounts receivable as of that date.

Below we provide detail regarding accounts receivable, classified in tranches:

December 31, 2025

Age of trade receivables

Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
N° debtor	1,435	617	41	24	13	5	3	5	7	120	2,270
ThU.S.$	646,992	33,902	1,356	544	50	84	86	92	207	7,289	690,602
%	93.68%	4.91%	0.20%	0.08%	0.01%	0.01%	0.01%	0.01%	0.03%	1.06%	100%

December 31, 2024

Age of trade receivables

Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
N° debtor	1,472	759	198	25	54	17	5	10	8	37	2,585
ThU.S.	$866,818	34,456	1,922	716	50	31	8	53	151	5,280	909,485
%	95.31%	3.78%	0.21%	0.08%	0.01%	0.00%	0.00%	0.01%	0.02%	0.58%	100%

Arauco applies IFRS 9 using the simplified method to determine the provision for expected credit losses of its commercial debtors, corresponding to accounts receivable from customers with credit line. The applied model is based on a scoring system that provides a score to each customer, which considers different variables such as country risk, payment behavior and financial condition of the debtor, among others, thus assigning a probability of default to each customer for the next 12 months. This factor is applied to the balance receivable of each debtor, determining the provision for expected credit losses.

	12-31-2025 ThU.S.$	12-31-2024 ThU.S.$

Letters of credit	293,100	518,872
Credit line	345,061	382,117
Others	52,441	8,496
Total trade receivables	690,602	909,485
Total allowance for doubtful accounts	(11,436)	(10,768)
Total net trade receivables	679,166	898,717

Arauco does not conduct rescheduling or renegotiations with its clients that imply an amendment to the maturity of the invoices and, should it be necessary, any debt renegotiation with a customer shall be analyzed on a case-by-case basis and subjected to the approval of the Corporate Finance Management.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

Regarding the loss allowance for trade receivables and others, below we provide detail for the movements as of December 31, 2025 and 2024:

	12-31-2025	12-31-2024
	ThU.S.$	ThU.S.$
Opening loss allowance as at January 1	13,297	12,473
Increase due to impairment loss	1,687	2,840
Used impairment	(61)	(86)
Unused impairment reversed	(791)	(1,587)
Increase (decrease) due to exchange differences	379	(343)
Closing balance	14,511	13,297

Currently there is a policy for provisions for doubtful accounts receivable under IFRS for all the Arauco group companies.

Explanation regarding the sales risk with letters of credit

Sales with letters of credit mainly occur in markets in Asia and the Middle East. Periodically, a credit assessment is conducted regarding the banks that issue the letters of credit with the purpose of obtaining their score over the basis of risk-qualification ratings, country-specific risk and financial statements. The decision of approving the issuing bank or asking for confirmation of the letter of credit is made in consideration to this assessment.

Explanation of the sales risk with credit line

Sales on credit are subject to the credit limit given to each customer. The approval or rejection of a credit limit for all term sales is carried out by different credit committees, which report to the Corporate Finance Management. The regulations and procedures applicable for the correct control and risk management over the sales on credit are ruled by the Credit Policy defined for the Arauco group.

Arauco’s policy is to take out insurance to cover the sales of companies Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Forestal Arauco S.A., Arauco Argentina S.A., Arauco do Brasil S.A., Arauco Industria de Paneis S.A., Arauco Europe Coöperatief U.A., Araucomex S.A. de C.V., Arauco Industria de México, S.A. de C.V., Arauco Perú S.A., Arauco North America, Inc y Arauco Canada Ltd.

As another way of minimizing risk and supporting a line of credit approved by the Credit Committee through guarantees, Arauco holds guarantees such as mortgages, pledges, Standby letters of credit, bank performance bonds, promissory notes, borrowings or any other that could be required under the laws of each country, The total amount held in guarantees amounts to ThU.S.$ 123,405, effective as of December 31, 2025, The procedure for guarantees is regulated by Arauco’s Policy on Guarantees, whose purpose is to control their accounting, due date and custody.

The maximum exposure to credit risk is limited to the value at amortized cost of the Debtors’ account for sales registered as of the date of this report, minus the percentage of sales insured by the aforementioned credit insurance companies and the guarantees granted in favor of Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

In summary, debt with term sale with credit line covered by the various insurance policies and guarantees amounts to 95.69% and, therefore, Arauco’s portfolio exposure amounts to 4.31%.

Secured open accounts receivable	ThU.S.$	%
Total open accounts receivable	345,061	100.00%
Secured receivables (*)	330,190	95.69%
Unsecured receivables	14,871	4.31%

(*) Insured debt is deemed to be the portion of accounts receivable that is covered by a credit company or by guarantees such as standby letters of credit, mortgages, performance bonds, among others.

Investment policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities into which Arauco, is authorized to invest. The Company’s Treasury Department is centralized. For the subsidiary in Argentina, the Corporate Finance Department monitors and controls compliance with Arauco financial policies, but its daily treasury activity is managed independently. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long-term debt subscriptions. Exceptions to this rule apply to short and long-term debt, and will be for specific investments made through other companies where authorization is required from the Chief Financial Officer.

For financial instruments, the only permitted investments are fixed income investments with adequate liquidity. Each instrument has defined classifications and limits, depending on duration and type of issuer.

Regarding intermediaries (such as banks, securities brokers and dealers of mutual funds that are bank affiliates), a scoring methodology is used to determine the relative degree of risk of each intermediary based on their financial position and assign score points that result in a credit risk rating to each intermediary. Arauco uses this scoring system to determine its investment limits for each intermediary.

The required information to evaluate the various criteria are obtained from published financial statements from the banks under evaluation and from the credit risk ratings of short and long-term debt securities, defined by the regulatory body (Commission for the Financial Market) and carried out by rating agencies authorized by said organization.

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

23.10.2 Type of risk: Liquidity risk

Description

This risk corresponds to Arauco’s ability to fulfill its financial obligations upon maturity.

Explanation of liquidity risk exposure and how this risk arises

Arauco’s exposure to liquidity risk is mainly from its obligations to bondholders, banks and financial institutions, creditors and other payables. Liquidity risk may arise if Arauco is unable to meet the net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

Explanation of objectives, policies and processes for risk management, and measurement methods

The Corporate Financial Management Division monitors on an ongoing basis the Company’s cash flow forecasts based on short and long-term forecasts and available financing alternatives. In order to manage the risk level of financial assets, Arauco follows its investment policy.

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of December 31, 2025 and 2024.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

December 31, 2025				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	years	years	years	years	Years	Current	Current	Effective	Nominal
Tax ID	Name	Currency	Bank borrowings	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	rate	rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	International Finance Corporation (A loan)	-	1,576	2,863	2,861	10,532	18,771	50,405	1,576	85,432	5.09%	Sofr 6m + 1.3%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	International Finance Corporation (B loan)	-	2,296	4,157	4,154	27,140	51,747	26,713	2,296	113,911	5.20%	Sofr 6m + 1.15%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Inter-American Investment Corporation (A loan)	-	1,576	2,863	2,861	10,532	18,771	50,405	1,576	85,432	5.08%	Sofr 6m + 1.3%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Inter-American Investment Corporation (B loan)	-	2,142	3,880	3,877	25,331	48,297	24,932	2,142	106,317	5.21%	Sofr 6m + 1.15%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	JP Morgan SE / ECA	-	5,446	9,466	8,902	16,587	23,799	267,275	5,446	326,029	4.85%	Sofr 6m + 0.8%
93.458.000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP paribas / ECA	-	79,770	78,950	78,134	77,311	-	-	79,770	234,395	1.06%	Fixed 1.06%
-	Tecverde S.A.	Brazilian real	Banco Regional de Desenvolvimento do Extremo Sul	21	71	-	-	-	-	-	92	-	5.22%	Fixed 5.10%
-	Tecverde S.A.	Brazilian real	Santander	-	3,535	-	-	-	-	-	3,535	-	17.66%	CDI + 2.66%
-	Arauco do Brasil S.A.	Brazilian real	Banco Safra S.A.	951	888	1,642	1,452	653	-	-	1,839	3,747	16.30%	CDI + 1.40%
-	Arauco do Brasil S.A.	Brazilian real	Banco Safra S.A.	6,266	5,920	10,897	9,657	4,347	-	-	12,186	24,901	16.30%	CDI + 1.40%
-	Arauco do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	3,446	3,533	16,008	23,054	20,231	-	-	6,979	59,293	15.85%	CDI + 0.95%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	68,660	-	-	-	-	-	-	68,660	-	16.52%	CDI + 1.62%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Banco BTG Pactual S.A.	17,555	1,215	16,330	-	-	-	-	18,770	16,330	16.46%	CDI + 1.56%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Banco Safra S.A.	-	10,139	-	-	-	-	-	10,139	-	16.45%	CDI + 1.55%
-	Arauco North America, Inc.	U.S. dollar	Banco Itau Corpbanca - NY Branch	5,753	5,753	215,721	-	-	-	-	11,506	215,721	5.39%	Sofr 6m + 1.55%
-	Eufores S.A.	U.S. dollar	BBVA	-	5,094	-	-	-	-	-	5,094	-	3.80%	Fixed 3.80%
-	Eufores S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	39,192	-	-	-	-	-	39,192	-	3.75%	Fixed 3.75%
-	Eufores S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	10,178	-	-	-	-	-	10,178	-	3.62%	Fixed 3.62%
-	Eufores S.A.	U.S. dollar	Itaú	-	9,166	-	-	-	-	-	9,166	-	3.75%	Fixed 3.75%
-	Eufores S.A.	U.S. dollar	Santander	-	22,931	-	-	-	-	-	22,931	-	3.88%	Fixed 3.88%
-	Eufores S.A.	U.S. dollar	Scotiabank	-	7,639	-	-	-	-	-	7,639	-	3.85%	Fixed 3.85%
-	Stora Enso Uruguay S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	2,545	-	-	-	-	-	2,545	-	3.75%	Fixed 3.75%
-	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	15,270	-	-	-	-	-	15,270	-	3.75%	Fixed 3.75%
-	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	5,089	-	-	-	-	-	5,089	-	3.62%	Fixed 3.62%
			Total bank borrowings	102,652	240,964	362,777	134,952	192,664	161,385	419,730	343,616	1,271,508

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

December 31, 2025				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	years	years	years	years	years	Current	Current	Effective	Nominal
Tax ID	Name	Currency	Bonds	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	rate	rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	22,940	22,106	21,273	20,440	-	-	22,940	63,819	4.25%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	9,176	8,843	8,509	8,176	-	-	9,176	25,528	4.24%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	-	25,112	24,327	23,542	22,758	21,973	41,591	25,112	134,191	3.96%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	-	7,777	7,777	7,777	7,777	7,777	252,958	7,777	284,066	3.57%	3.57%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	-	223,161	-	-	-	-	-	223,161	-	2.43%	2.39%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	-	2,732	2,732	133,508	-	-	-	2,732	136,240	2.12%	2.09%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	-	6,430	6,430	6,430	6,430	6,430	323,350	6,430	349,070	2.70%	2.68%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Y	-	2,682	2,682	2,682	2,682	2,682	89,866	2,682	100,594	3.10%	3.08%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Z	-	6,920	6,920	6,920	6,920	6,920	300,999	6,920	328,679	3.18%	3.17%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AB	-	6,920	6,920	6,920	6,920	6,920	321,758	6,920	349,438	3.19%	3.17%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AC	-	1,384	1,384	12,196	11,850	11,504	11,158	1,384	48,092	3.18%	3.17%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AE	-	12,070	12,070	12,070	12,070	12,070	561,304	12,070	609,584	3.07%	3.08%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AG	8,507	17,099	34,197	34,197	34,197	34,197	940,237	25,606	1,077,025	3.94%	3.94%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2027	-	19,375	519,375	-	-	-	-	19,375	519,375	3.90%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2047	-	22,000	22,000	22,000	22,000	22,000	774,000	22,000	862,000	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2029	-	21,250	21,250	21,250	510,625	-	-	21,250	553,125	4.27%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2049	-	27,500	27,500	27,500	27,500	27,500	1,008,750	27,500	1,118,750	5.51%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2030	10,500	10,500	21,000	21,000	21,000	510,500	-	21,000	573,500	4.21%	4.20%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2032	-	30,900	30,900	30,900	30,900	30,900	546,350	30,900	669,950	6.20%	6.18%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2050	12,875	12,875	25,750	25,750	25,750	25,750	1,002,125	25,750	1,105,125	5.16%	5.15%
			Total	31,882	488,803	804,163	424,424	777,995	727,123	6,174,446	520,685	8,908,151

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

December 31, 2025				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
			Underlying	months	months	years	years	years	years	years	Current	current
Tax ID	Name	Currency	asset class	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	837	2,151	2,658	2,519	1,891	-	-	2,988	7,068
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Motor vehicles	69	215	117	-	-	-	-	284	117
85.805.200-9	Forestal Arauco S.A.	U.F.	Lands	709	-	153	273	251	241	3,236	709	4,154
85.805.200-9	Forestal Arauco S.A.	U.S. dollar	Lands	57	174	237	222	20	-	-	231	479
85.805.200-9	Forestal Arauco S.A.	U.F.	Plants and equipments	401	145	205	200	233	1,352	28	546	2,018
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Plants and equipments	349	3	-	-	-	-	-	352	-
85.805.200-9	Forestal Arauco S.A.	U.F.	Buildings and constructions	101	314	465	455	525	898	-	415	2,343
-	Arauco Argentina S.A.	U.S. dollar	Buildings and constructions	182	535	587	49	-	-	-	717	636
-	Arauco Argentina S.A.	U.S. dollar	Plants and equipments	147	440	587	559	553	553	3,963	587	6,215
-	Arauco Argentina S.A.	U.S. dollar	Motor vehicles	293	793	919	900	900	75	-	1,086	2,794
-	Novo Oeste Gestão de Ativos Florestais S.A.	Brazilian real	Buildings and constructions	1	2	-	-	-	-	-	3	-
-	Arauco Industria de Paineis S.A.	Brazilian real	IT equipment	8	25	28	-	-	-	-	33	28
-	Arauco do Brasil S.A.	Brazilian real	Buildings and constructions	31	93	125	125	31	-	-	124	281
-	Arauco Celulose do Brasil S.A.	Brazilian real	Lands	9,621	52,524	60,526	60,574	61,418	66,460	1,182,371	62,145	1,431,349
-	Arauco Celulose do Brasil S.A.	Brazilian real	Buildings and constructions	80	190	218	217	120	73	-	270	628
-	Arauco Celulose do Brasil S.A.	Brazilian real	IT equipment	50	132	106	-	-	-	-	182	106
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Lands	951	1,520	2,469	2,469	2,469	2,469	17,284	2,471	27,160
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Buildings and constructions	1	2	-	-	-	-	-	3	-
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Buildings and constructions	453	1,359	1,812	1,661	151	-	-	1,812	3,624
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Motor vehicles	15	19	-	-	-	-	-	34	-
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Plants and equipments	37	113	-	-	-	-	-	150	-
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Plants and equipments	1,141	3,424	4,566	4,185	4,566	4,566	52,888	4,565	70,771
93.458.000-1	Celulosa Arauco y Constitución S.A.	Chilean pesos	Motor vehicles	1,767	2,262	1,716	1,573	1,716	2,100	-	4,029	7,105
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Motor vehicles	433	1,299	1,732	1,588	654	-	-	1,732	3,974
-	Arauco North America, Inc.	U.S. dollar	Buildings and constructions	207	579	816	840	865	891	1,608	786	5,020
-	Arauco North America, Inc.	U.S. dollar	Motor vehicles	608	1,693	2,239	1,185	168	-	-	2,301	3,592
-	Arauco Canada Limited	Canadian dollar	Motor vehicles	107	253	262	21	-	-	-	360	283
-	Celulosa y Energía Punta Pereira S.A.	U.S. dollar	Plants and equipments	160	480	640	640	432	432	5,829	640	7,973
-	Eufores S.A.	U.S. dollar	Lands	1,177	3,531	6,786	6,479	6,064	5,455	30,054	4,708	54,838
-	Eufores S.A.	U.S. dollar	Plants and equipments	306	917	1,222	-	-	-	-	1,223	1,222
-	Eufores S.A.	U.S. dollar	Buildings and constructions	93	113	151	151	151	151	213	206	817
96.510.970-6	Maderas Arauco S.A.	Chilean pesos	Motor vehicles	3,738	9,330	10,401	8,368	8,798	1,406	-	13,068	28,973
96.510.970-6	Maderas Arauco S.A.	U.F.	Motor vehicles	2	2	-	-	-	-	-	4	-
76.879.577-0	E2E SpA.	Chilean pesos	Lands	36	-	-	-	-	-	-	36	-
-	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	11	23	12	-	-	-	-	34	12
-	Arauco Europe Cooperatief U.A.	Euros	Buildings and constructions	23	70	95	90	74	-	-	93	259
-	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	153	170	332	17	-	-	-	323	349
-	Araucomex S.A. de C.V.	U.S. dollar	Buildings and constructions	511	1,536	2,181	2,344	2,307	195	-	2,047	7,027
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Motor vehicles	38	102	112	86	49	-	-	140	247
-	Arauco Industria de México, S.A. de C.V.	U.S. dollar	Plants and equipments	171	529	743	193	-	-	-	700	936
			Total	25,075	87,062	105,218	97,983	94,406	87,317	1,297,474	112,137	1,682,398

 As part of the policy of Arauco, it considers compliance with all accounts payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

December 31, 2024				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than		Non
				months	months	Years	years	years	years	5 years	Current	current	Effective	Nominal
Tax ID	Name	Currency	Bank borrowings	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	rate	rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Bank of Nova Scotia	-	19,577	293,504	-	-	-	-	19,577	293,504	7.05%	Sofr 6m + 1.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP paribas / ECA	-	71,045	70,330	69,607	68,888	68,163	-	71,045	276,988	1.10%	Fixed 1.06%
-	Tecverde S.A.	Brazilian real	Banco Regional de Desenvolvimento do Extremo Sul	23	69	69	-	-	-	-	92	69	5.22%	Fixed 5.10%
-	Tecverde S.A.	Brazilian real	Santander	-	-	2,899	-	-	-	-	-	2,899	14.19%	CDI + 2.66%
-	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	7,663	-	-	-	-	-	7,663	-	4.38%	Fixed 4.38%
-	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	7,621	-	-	-	-	-	7,621	-	4.28%	Fixed 4.28%
-	Eufores S.A.	U.S. dollar	BBVA	-	9,711	-	-	-	-	-	9,711	-	4.50%	Fixed 4.50%
-	Eufores S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	28,097	-	-	-	-	-	28,097	-	4.38%	Fixed 4.38%
-	Stora Enso Uruguay S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	2,554	-	-	-	-	-	2,554	-	4.38%	Fixed 4.38%
-	Eufores S.A.	U.S. dollar	ITAU	-	12,257	-	-	-	-	-	12,257	-	4.50%	Fixed 4.50%
-	Eufores S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	11,178	-	-	-	-	-	11,178	-	4.28%	Fixed 4.28%
-	Eufores S.A.	U.S. dollar	Santander	-	33,229	-	-	-	-	-	33,229	-	4.50%	Fixed 4.50%
-	Eufores S.A.	U.S. dollar	Scotiabank	-	5,109	-	-	-	-	-	5,109	-	4.66%	Fixed 4.66%
-	Arauco do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	26	28	431	-	-	-	-	54	431	13.90%	CDI + 1.75%
-	Arauco do Brasil S.A.	Brazilian real	Banco Safra S.A.	836	818	1,543	1,397	1,255	574	-	1,654	4,769	13.55%	CDI + 1.40%
-	Arauco do Brasil S.A.	Brazilian real	Banco Safra S.A.	5,656	5,437	10,232	9,274	8,352	3,818	-	11,093	31,676	13.55%	CDI + 1.40%
-	Arauco do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	2,394	2,629	5,158	13,190	19,756	17,670	-	5,023	55,774	13.10%	CDI + 0.95%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	3,613	3,854	60,315	-	-	-	-	7,467	60,315	13.77%	CDI + 1.62%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Banco BTG Pactual S.A.	16,028	1,825	16,172	14,340	-	-	-	17,853	30,512	13.71%	CDI + 1.56%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Banco Safra S.A.	-	9,919	8,871	-	-	-	-	9,919	8,871	13.70%	CDI + 1.55%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	351	-	-	-	-	-	-	351	-	16.50%	Fixed 16.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	445	-	-	-	-	-	-	445	-	15.65%	Fixed 15.65%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	674	-	-	-	-	-	-	674	-	15.00%	Fixed 15%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	874	-	-	-	-	-	-	874	-	15.00%	Fixed 15%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	338	-	-	-	-	-	-	338	-	12.50%	Fixed 12.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	459	-	-	-	-	-	-	459	-	12.50%	Fixed 12.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	-	608	-	-	-	-	-	608	-	12.50%	Fixed 12.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	330	-	-	-	-	-	-	330	-	12.50%	Fixed 12.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	-	329	-	-	-	-	-	329	-	12.50%	Fixed 12.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	451	-	-	-	-	-	-	451	-	12.50%	Fixed 12.50%
-	Arauco Argentina S.A.	U.S. dollar	BBVA	-	5,095	-	-	-	-	-	5,095	-	3.86%	Fixed 3.86%
-	Arauco Argentina S.A.	U.S. dollar	Banco Galicia	-	5,086	-	-	-	-	-	5,086	-	3.50%	Fixed 3.50%
-	Arauco Argentina S.A.	U.S. dollar	BBVA	-	5,086	-	-	-	-	-	5,086	-	3.50%	Fixed 3.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Galicia Más	-	5,074	-	-	-	-	-	5,074	-	3.00%	Fixed 3%
-	Arauco North America, Inc.	U.S. dollar	Banco Itau Corpbanca - NY Branch	-	12,339	12,339	216,153	-	-	-	12,339	228,492	5.80%	Sofr 6m + 1.55%
			Total bank borrowings	32,498	266,237	481,863	323,961	98,251	90,225	-	298,735	994,300

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

December 31, 2024				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	years	years	years	years	years	Current	current	Effective	Nominal
Tax ID	Name	Currency	Bonds	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	rate	rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	21,025	20,288	19,551	18,814	18,077	-	21,025	76,730	4.25%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	8,410	8,115	7,820	7,526	7,231	-	8,410	30,692	4.25%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	-	22,903	22,209	21,515	20,821	20,127	56,217	22,903	140,889	4.00%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	-	6,878	6,878	6,878	6,878	6,878	230,596	6,878	258,108	3.60%	3.57%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	-	4,599	197,365	-	-	-	-	4,599	197,365	2.40%	2.39%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	-	2,416	2,416	2,416	118,076	-	-	2,416	122,908	2.10%	2.09%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	-	5,687	5,687	5,687	5,687	5,687	291,660	5,687	314,408	2.70%	2.68%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Y	-	2,372	2,372	2,372	2,372	2,372	81,851	2,372	91,339	3.10%	3.08%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Z	-	6,120	6,120	6,120	6,120	6,120	272,325	6,120	296,805	3.20%	3.17%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AB	-	6,120	6,120	6,120	6,120	6,120	290,685	6,120	315,165	3.20%	3.17%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AC	-	1,224	1,224	1,224	10,786	10,480	20,042	1,224	43,756	3.20%	3.20%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-ae	-	10,674	10,674	10,674	10,674	10,674	507,095	10,674	549,791	3.10%	3.10%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2027	-	19,375	19,375	519,375	-	-	-	19,375	538,750	3.88%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2047	-	22,000	22,000	22,000	22,000	22,000	796,000	22,000	884,000	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2029	-	21,250	21,250	21,250	21,250	510,625	-	21,250	574,375	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2049	-	27,500	27,500	27,500	27,500	27,500	1,036,250	27,500	1,146,250	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2030	10,500	10,500	21,000	21,000	21,000	21,000	510,500	21,000	594,500	4.20%	4.20%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2050	12,875	12,875	25,750	25,750	25,750	25,750	1,027,875	25,750	1,130,875	5.15%	5.15%
			Total	23,375	211,928	426,343	727,252	331,374	700,641	5,121,096	235,303	7,306,706

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

December 31, 2024				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
			Underlying	months	months	years	years	years	years	years	Current	current
Tax ID	Name	Currency	asset class	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	102	305	251	4	-	-	-	407	255
85.805.200-9	Forestal Arauco S.A.	U.F.	Lands	607	-	384	384	384	384	5,755	607	7,291
85.805.200-9	Forestal Arauco S.A.	U.S. dollar	Lands	60	180	240	240	240	-	-	240	720
85.805.200-9	Forestal Arauco S.A.	U.F.	Plants and equipments	840	1,901	2,740	2,435	2,435	1,420	-	2,741	9,030
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Plants and equipments	89	267	556	119	-	-	-	356	675
-	Arauco Argentina S.A.	U.S. dollar	Buildings and constructions	38	-	-	-	-	-	-	38	-
-	Arauco Argentina S.A.	U.S. dollar	Plants and equipments	344	440	626	553	553	553	4,516	784	6,801
-	Arauco Argentina S.A.	U.S. dollar	Motor vehicles	210	288	165	-	-	-	-	498	165
-	Novo Oeste Gestão de Ativos Florestais S.A.	Brazilian real	Buildings and constructions	1	2	2	-	-	-	-	3	2
-	Arauco Industria de Paineis S.A.	Brazilian real	IT equipment	11	28	55	-	-	-	-	39	55
-	Arauco do Brasil S.A.	Brazilian real	IT equipment	45	134	-	-	-	-	-	179	-
-	Arauco do Brasil S.A.	Brazilian real	Buildings and constructions	26	81	109	109	109	-	-	107	327
-	Arauco Celulose do Brasil S.A.	Brazilian real	Lands	6,357	26,653	44,174	40,450	40,454	40,454	706,942	33,010	872,474
-	Arauco Celulose do Brasil S.A.	Brazilian real	Buildings and constructions	41	110	142	110	106	35	-	151	393
-	Arauco Celulose do Brasil S.A.	Brazilian real	IT equipment	19	56	62	23	-	-	-	75	85
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Lands	904	1,282	2,186	2,186	2,187	2,187	17,486	2,186	26,232
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Buildings and constructions	1	2	2	-	-	-	-	3	2
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Buildings and constructions	398	1,195	1,595	1,595	1,595	-	-	1,593	4,785
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Motor vehicles	23	60	25	-	-	-	-	83	25
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Plants and equipments	1,006	3,019	4,040	4,056	4,071	4,086	52,372	4,025	68,625
93.458.000-1	Celulosa Arauco y Constitución S.A.	Chilean pesos	Motor vehicles	2,663	7,396	4,436	2,132	2,132	1,599	-	10,059	10,299
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Motor vehicles	433	1,299	1,732	1,732	1,732	509	-	1,732	5,705
-	Arauco North America, Inc.	U.S. dollar	Buildings and constructions	64	199	395	347	651	729	4,245	263	6,367
-	Arauco North America, Inc.	U.S. dollar	Motor vehicles	527	1,367	618	121	37	-	-	1,894	776
-	Arauco Canada Limited	Canadian dollar	Motor vehicles	110	910	54	-	-	-	-	1,020	54
-	Celulosa y Energía Punta Pereira S.A.	U.S. dollar	Plants and equipments	240	719	640	640	640	432	6,261	959	8,613
-	Eufores S.A.	U.S. dollar	Lands	1,067	3,202	6,682	6,187	5,894	5,496	31,739	4,269	55,998
-	Eufores S.A.	U.S. dollar	Plants and equipments	306	917	1,222	1,222	-	-	-	1,223	2,444
-	Eufores S.A.	U.S. dollar	Buildings and constructions	92	278	209	159	165	170	436	370	1,139
96.510.970-6	Maderas Arauco S.A.	Chilean pesos	Motor vehicles	3,771	11,257	23,120	8,624	7,639	651	-	15,028	40,034
96.510.970-6	Maderas Arauco S.A.	U.F.	Motor vehicles	1	4	3	-	-	-	-	5	3
76.879.577-0	E2E SpA.	Chilean pesos	Lands	54	161	-	-	-	-	-	215	-
-	Tecverde S.A.	Brazilian real	Lands	-	-	10	-	-	-	-	-	10
-	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	12	28	28	11	-	-	-	40	39
-	Arauco Europe Cooperatief U.A.	Euros	Buildings and constructions	19	59	80	82	84	71	-	78	317
-	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	131	412	280	158	14	14	-	543	466
-	Araucomex S.A. de C.V.	U.S. dollar	Buildings and constructions	36	114	140	157	175	31	-	150	503
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Motor vehicles	26	59	64	33	3	-	-	85	100
-	Arauco Industria de México, S.A. de C.V.	U.S. dollar	Plants and equipments	162	499	701	743	193	-	-	661	1,637
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	IT equipment	2	2	-	-	-	-	-	4	-
			Total	20,838	64,885	97,768	74,612	71,493	58,821	829,752	85,723	1,132,446

As part of the policy of Arauco, it considers compliance with all accounts payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

Guarantees

As of the date of these consolidated financial statements, Arauco has financial assets of approximately MU.S.$23 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of December 31, 2025, the total assets pledged as an indirect guarantee were MU.S.$355. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

Direct and indirect guarantees granted by Arauco:

DIRECT

Primary obligor	Type of guarantee	Assets pledged	Currency	ThU.S.$	Beneficiary of the guarantee
Celulosa Arauco y Constitución S.A.	Guarantee policy	Cash	U.F.	352	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	Cash	U.F.	13,936	Sociedad Concesionaria Autopista Costa Arauco S.A.
Celulosa Arauco y Constitución S.A.	Guarantee letter	Cash	U.S. dollar	5,135	Innergy Soluciones Energéticas S.A.
Maderas Arauco S.A.	Guarantee policy	Cash	U.F.	1,563	Universidad de los Andes
Maderas Arauco S.A.	Guarantee policy	Cash	U.F.	405	Cermaq Chile S.A.
Investigaciones Forestales Bioforest SpA.	Guarantee letter	Cash	Chilean pesos	1,765	Corporación Nacional Forestal
		Total		23,156

INDIRECT

Guarantor	Primary obigor	Type of guarantee	Assets pledged	Currency	ThU.S.$	Beneficiary of the guarantee
Celulosa Arauco y Constitución S.A.	Arauco North America. Inc.	Endorsement	Cash	U.S. dollar	210,000	Banco Itau Corpbanca - NY Branch
Arauco do Brasil S.A.	Arauco Celulose do Brasil S.A.	Endorsement	Cash	Brazilian real	9,301	Banco Safra S.A.
Arauco do Brasil S.A.	Arauco Celulose do Brasil S.A.	Endorsement	Cash	Brazilian real	66,367	Itaú Unibanco S.A.
Arauco do Brasil S.A.	Arauco Celulose do Brasil S.A.	Endorsement	Cash	Brazilian real	31,501	Banco BTG pactual S.A.
Arauco Indústria de Painéis S.A.	Arauco do Brasil S.A.	Endorsement	Cash	Brazilian real	4,555	Banco Safra S.A.
Arauco Indústria de Painéis S.A.	Arauco do Brasil S.A.	Endorsement	Cash	Brazilian real	30,257	Banco Safra S.A.
Arauco Indústria de Painéis S.A.	Tecverde S.A.	Endorsement	Cash	Brazilian real	2,726	Itaú Unibanco S.A.
			Total		354,707

23.10.3 Type of risk: Market risk – exchange rate

Description

Market risk arises from the probability of being affected by losses from fluctuations in currencies exchange rates in which assets and liabilities are denominated, in a functional currency other than the functional currency of Arauco.

Explanation of currency risk exposure and how this risk arises

Arauco is exposed to the foreign currency risk from currency fluctuations arising from sales, purchases and obligations undertaken in foreign currencies, such as the Chilean peso, Euro, Brazilian real or other foreign currencies. In the case of significant exchange rate variations, the Chilean peso is the currency that represents the main currency risk. See Note 11 for details assets and liabilities classified by currency.

Explanation of risk management objectives, policies and processes, and measurement methods

Arauco performs sensitivity analyses to measure the effect of this variable on equity and net result.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean peso. This fluctuation range is considered possible given current market conditions as of the date of these consolidated financial statements. With all other variables at a constant rate, a U.S. dollar exchange rate variation of +/- 10% in relation to the Chilean peso would mean a change in the net income year after tax +/- 9.1% (equivalent to ThU.S.$ -/+ 3,725), and +/- 0.03% of equity (equivalent to ThU.S.$ -/+ 2,607).

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian real, which is considered a possible range of fluctuation given the market conditions as of the date of these consolidated financial statements. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian real would mean a variation on the net income after tax +/- 104.10% (equivalent to ThU.S.$-/+$ 42,560) and a change on the equity of +/- 0.9% (equivalent to ThU.S.$ -/+$ 88,918).

23.10.4 Type of risk: Market risk – interest rate risk

Description

Interest rate risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of interest rate risk exposure and how this risk arises

Arauco is exposed to risks due to interest rate fluctuations for bonds issued, bank borrowings and financial instruments that bear interest at a variable rate.

Explanation of risk management objectives, policies and processes, and measurement methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of December 31, 2025, 6.5% our financial debt accrues interest at variable rates. A change of +/- 10% in the interest rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 3.54% (equivalent to ThU.S.$-/+ 1,450) and +/- 0.01% (equivalent to ThU.S.$-/+ 1,015) on equity. This analysis considers those borrowings with banks at variable rates for which Arauco mitigates the risk by contracting derivative instruments.

	December 2025 ThU.S.$	Total
Fixed rate	8,018,132	93.5%
Bonds issued	6,302,554
Bank borrowings and others (*)	700,518
Lease liabilities	1,015,060
Variable rate	555,648	6.5%
Bonds issued	-
Bank borrowings	555,648
Total	8,573,780	100.0%

(*) Includes variable rate bank borrowings changed by fixed rate swaps.

	December 2024 ThU.S.$	Total
Fixed rate	5,909,430	89.6%
Bonds issued	4,717,676
Bank borrowings and others	463,764
Lease liabilities	727,990
Variable rate	687,259	10.4%
Bonds issued	-
Bank borrowings	687,259
Total	6,596,689	100.0%

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

23.10.5 Type of risk: Market risk – price of pulp risks

Description

Pulp prices are determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of price risk exposure and how this risk arises

Pulp prices are reflected in revenue from sales and directly affect the net income for the period.

As of December 31, 2025, revenue due to pulp sales accounted for 50.3% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of risk management objectives, policies and processes, and measurement methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner. Additionally, Arauco mitigates the risk of pulp prices by maintaining a low-cost production strategy, which allows it to better cope with price fluctuations during different economic cycles.

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean a variation of +/- 519.8% (equivalent to ThU.S.$-/+ 212,481) on the income for the year 2025 after tax and +/- 1.5% (equivalent to ThU.S.$ -/+ 148,737) on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. REPORTABLE SEGMENTS

The main products that generate revenue for each reportable segment are described as follows:

Pulp segment

The main products sold by this reportable segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), pulp fluff and dissolving pulp (DP). Additionally, it manages a forest plantations in order to supply its production plants and, at the same time, to sell to the wood products segment or to third parties what it does not use (pruning, sawing, poles and chips). Finally, depending on its needs, it buys logs and chips from third parties which are consumed or sold to the wood products segment.

The Pulp reportable segment uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high-quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. Fluff pulp is mainly used in the production of diapers and female hygiene products. On the other hand, dissolving pulp is used as raw material for the manufacture of different fabrics.

Arauco has six plants: four in Chile, one in Argentina and one in Uruguay (50% property of Arauco), and they have a total production capacity of approximately 5.1 million tons per year. Pulp is sold in more than 45 countries, mainly in Asia and Europe.

Wood products segment

The main products sold by this segment correspond to plywood, MDF (Medium Density Fiberboard), PB (chipboard), sawn wood of different dimensions and remanufactured products such as moldings, pre-cut pieces, finger joints, among others.

The Panels area produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries, It consists of 20 industrial plants: 4 in Chile, 2 in Argentina, 4 in Brazil, 2 in Mexico, and 8 plants in the U.S. and Canada, The Company has a total annual production capacity of 7.1 million cubic meters of PBO, MDF, plywood and moldings.

Through the joint venture Sonae Arauco, Arauco produces and sells wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and 1 sawmill in Spain; 2 panel plants and one resin plant in Portugal; 3 panel plants in Germany and 2 panel plants in South Africa. In total, Sonae Arauco’s production capacity is approximately 1.2 million m3 of MDF, 2.4 million m3 of PB, 460,000 m3 of OSB and 70,000 m3 of sawn timber.

Including Sonae Arauco at 50%, Arauco in its mills totalize a capacity of 4.1 million m3 of MDF, 4.1 million m3 of PB and 230,000 m3 of OSB, 700,000 m3 of Plywood and 2,400,000 m3 of sawn timber.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

The Sawn Timber area produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in furniture, packing, construction and refurbishing industries.

With 6 sawmills in operation (5 in Chile and 1 in Argentina), the Company has a production capacity of 2.4 million m3 of sawn wood.

Furthermore, the Company has 5 remanufacturing plants: 4 in Chile and 1 in Argentina, These mills reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces.

Arauco has no customers representing 10% or more of its revenues.

Below is summarized information concerning the assets, liabilities and profits and losses at the end of each period, by segments. The profit (loss) of each segment informed takes into consideration that taxes and income and financial costs have not been allocated to the various segments, and are shown as part of the Corporate’s segment:

For the year ended December 31, 2025	Pulp ThU.S.$	Wood products ThU.S.$	Subtotal Segments ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Revenues from sales of goods	2,935,043	3,009,154	5,944,197	-	-		5,944,197
Revenues from rendering of services	125,027	14,167	139,194	751	-		139,945
Revenues from ordinary activities	3,060,070	3,023,321	6,083,391	751	-		6,084,142

Revenues from transactions with reportable segments	453,592	20,376	473,968	57,581	-	(531,549)	-

Finance income	-	-	-	-	62,560		62,560
Finance costs	-	-	-	-	(409,724)		(409,724)
Net finance costs	-	-	-	-	(347,164)		(347,164)

Depreciation and amortizations	487,093	191,947	679,040	3,514	5,494		688,048
Other income	278,512	35,994	314,506	429	9,088		324,023
Other expenses	53,075	58,719	111,794	6	18,480		130,280

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	(4,787)	-	(4,787)	-	4,542		(245)
Joint ventures	-	(7,341)	(7,341)	-	3,721		(3,620)

Income tax expense	-	-	-	-	(39,804)		(39,804)

Profit (loss) of each reportable segment	297,805	289,345	587,150	(1,529)	(544,742)		40,879
Geographical information on revenues
Revenue – Chilean entities	2,351,033	1,081,934	3,432,967	751	-		3,433,718
Revenue – Foreign entities	709,037	1,941,387	2,650,424	-	-		2,650,424
Total revenues from ordinary activities	3,060,070	3,023,321	6,083,391	751	-		6,084,142

For the year ended December 31, 2025	Pulp ThU.S.$	Wood products ThU.S.$	Subtotal Segments ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	2,160,311	280,013	2,440,324	1,776	2,571	-	2,444,671
Acquisition in subsidiaries, joint operations and contribution of investments in associates and joint venture	-	-	-	-	44,670	-	44,670

As of December 31, 2025	Pulp ThU.S.$	Wood products ThU.S.$	Subtotal Segments ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	15,941,649	3,208,196	19,149,845	15,167	2,156,937	(17,186)	21,304,763
Segment assets (excluding deferred tax assets)	15,941,649	3,208,196	19,149,845	15,167	2,055,433	(17,186)	21,203,259
Deferred tax assets					101,504		101,504

Investments accounted through equity method
Associates	73,998	-	73,998	-	44,126		118,124
Joint Ventures	-	232,236	232,236	-	133,182		365,418
Segment liabilities	1,879,724	397,459	2,277,183	36,709	9,307,393		11,621,285
Segment liabilities (excluding deferred tax liabilities)	1,879,724	397,459	2,277,183	36,709	7,757,336		10,071,228
Deferred tax liabilities					1,550,057		1,550,057

Geographical information on non-current assets
Chile	8,093,366	488,925	8,582,291	12,665	670,662	(4,523)	9,261,095
Foreign countries	6,010,308	1,432,786	7,443,094	-	206,843		7,649,937
Total non-current assets	14,103,674	1,921,711	16,025,385	12,665	877,505	(4,523)	16,911,032

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

For the year ended December 31, 2024	Pulp ThU.S.$	Wood products ThU.S.$	Subtotal Segments ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from sales of goods	3,299,128	3,115,981	6,415,109	-	-		6,415,109
Revenues from rendering of services	130,137	-	130,137	900	-		131,037
Revenues from ordinary activities	3,429,265	3,115,981	6,545,246	900	-		6,546,146

Revenues from transactions with reportable segments	486,399	15,388	501,787	62,721	-	(564,508)	-

Finance income	-	-	-	-	66,355		66,355
Finance costs	-	-	-	-	(397,923)		(397,923)
Net finance costs	-	-	-	-	(331,568)		(331,568)

Depreciation and amortizations	484,953	190,767	675,720	2,423	7,808		685,951
Other income	193,369	26,784	220,153	377	376,531		597,061
Other expenses	99,503	76,765	176,268	1	35,944		212,213

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	6,018	-	6,018	-	(28,668)		(22,650)
Joint ventures	-	(24,017)	(24,017)	-	875		(23,142)

Income tax expense	-	-	-	-	(170,400)		(170,400)

Profit (loss) of each reportable segment	482,213	296,667	778,880	(460)	(302,139)		476,281
Geographical information on revenues
Revenue – Chilean entities	2,601,740	1,133,260	3,735,000	900	-		3,735,900
Revenue – Foreign entities	827,525	1,982,721	2,810,246	-	-		2,810,246
Total revenues from ordinary activities	3,429,265	3,115,981	6,545,246	900	-		6,546,146

For the year ended December 31, 2024	Pulp ThU.S.$	Wood products ThU.S.$	Subtotal Segments ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	977,878	233,144	1,211,022	1,275	16,596	-	1,228,893
Acquisition in subsidiaries, joint operations and contribution of investments in associates and joint venture	-	-	-	-	111,969	-	111,969

As of December 31, 2024	Pulp ThU.S.$	Wood products ThU.S.$	Subtotal Segments ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	13,715,757	2,964,938	16,680,695	55,208	1,483,836	(60,427)	18,159,312
Segment assets (excluding deferred tax assets)	13,715,757	2,964,938	16,680,695	55,208	1,410,427	(60,427)	18,085,903
Deferred tax assets					73,409		73,409

Investments accounted through equity method
Associates	41,352	-	41,352	-	35,430		76,782
Joint Ventures	-	211,345	211,345	-	118,484		329,829
Segment liabilities	1,323,157	417,149	1,740,306	34,968	7,660,323		9,435,597
Segment liabilities (excluding deferred tax liabilities)	1,323,157	417,149	1,740,306	34,968	6,190,811		7,966,085
Deferred tax liabilities					1,469,512		1,469,512

Geographical information on non-current assets
Chile	8,322,403	485,877	8,808,280	53,658	364,906	(7,016)	9,219,828
Foreign countries	3,301,679	1,226,377	4,528,056	-	136,810		4,664,866
Total non-current assets	11,624,082	1,712,254	13,336,336	53,658	501,716	(7,016)	13,884,694

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

The following table shows information related to cash flows by segments which is presented as complementary information as required by our regulatory entities:

For the year ended December 31, 2025	Pulp ThU.S.$	Wood products ThU.S.$	Subtotal Segments ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Total ThU.S.$
Segment cash flows
Cash flows from (used in) operating activities	1,044,619	392,768	1,437,387	4,786	(395,359)	1,046,814
Cash flows (used in) investing activities	(2,137,423)	(200,308)	(2,337,731)	6,108	(99,402)	(2,431,025)
Cash flows from (used in) financing activities	793,020	335,904	1,128,924	(1,839)	429,368	1,556,453
Net increase (decrease) in cash and cash equivalents	(299,784)	528,364	228,580	9,055	(65,393)	172,242

For the year ended December 31, 2024	Pulp ThU.S.$	Wood products ThU.S.$	Subtotal Segments ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Total ThU.S.$
Segment cash flows
Cash flows from (used in) operating activities	1,219,029	333,590	1,552,619	44	(371,346)	1,181,317
Cash flows (used in) investing activities	(922,213)	(105,488)	(1,027,701)	(6,611)	705,339	(328,973)
Cash flows from (used in) financing activities	(810,599)	624,183	(186,416)	1,522	(121,054)	(305,948)
Net increase (decrease) in cash and cash equivalents	(513,783)	852,285	338,502	(5,045)	212,939	546,396

Information required by geographic area:

	Geographical area
	Local country	Foreign country
2025	Chile	Argentina	Brazil	USA/Canada	Uruguay	Mexico	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sale of goods	3,328,094	526,648	515,004	973,257	420,617	180,577	5,944,197
Revenues from rendering of services	105,624	-	-	-	34,321	-	139,945
Revenues for the year ended December 31, 2025	3,433,718	526,648	515,004	973,257	454,938	180,577	6,084,142
Non-current Assets at 12-31-2025 other than deferred tax	9,247,531	692,438	4,029,604	639,416	1,797,681	402,858	16,809,528

	Geographical area
	Local country	Foreign country
2024	Chile	Argentina	Brazil	USA/Canada	Uruguay	Mexico	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sale of goods	3,644,478	486,079	591,342	1,047,672	459,464	186,074	6,415,109
Revenues from rendering of services	91,422	-	-	-	39,615	-	131,037
Revenues for the year ended December 31, 2024	3,735,900	486,079	591,342	1,047,672	499,079	186,074	6,546,146
Non-current Assets at 12-31-2024 other than deferred tax	9,195,687	672,411	1,286,657	662,729	1,763,397	230,404	13,811,285

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

	12-31-2025	12-31-2024
Current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize, current	45,730	64,020
Prepayment to amortize (insurance and others)	33,025	36,800
Recoverable taxes (related to purchases)	129,761	146,774
Other current non-financial assets	4,300	13,498
Total	212,816	261,092

	12-31-2025	12-31-2024
Non-current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize, non-current	95,450	56,499
Guarantee values	19,431	2,676
Recoverable taxes	61,041	6,486
Non-current contractual rights	443,114	-
Other non-current non-financial assets	36,818	19,375
Total	655,854	85,036

	12-31-2025	12-31-2024
Current non-financial liabilities	ThU.S.$	ThU.S.$
Provision of minimum dividend (1)	10,496	114,359
ICMS, PIS-COFINS and other tax payables - Brazil	30,553	21,925
Other tax payable	25,267	23,093
Other Current non-financial liabilities	7,327	6,212
Total	73,643	165,589

(1)	This mainly corresponds to the parent company’s minimum dividend provision (see Note 26).

	12-31-2025	12-31-2024
Non-current non-financial liabilities	ThU.S.$	ThU.S.$
ICMS and other tax payable - Brazil	29,507	35,630
Other non-current non-financial liabilities	781	1,382
Total	30,288	37,012

As of December 31, 2025, the main balances included under “Non-current contractual rights” related to cash advances provided to producers, which will be offset against timber deliveries as settlement occurs, as described in accounting policies section t).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

NOTE 26. DISTRIBUTABLE NET Profit AND EARNINGS PER SHARE

Distributable net profit

As a general policy, the Board of Directors of Arauco agreed that the net profit to be distributed as dividend is determined based on realized net gains/(losses) of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net profit during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net profit of the Company, which is the same considered for calculating the minimum dividend required and additional dividend, the following unrealized gains/losses are excluded from the net profit for the year:

1)	Unrealized gains/losses relating to the fair value recorded for forestry assets under IAS 41, adding them back to distributable net profit when they are realized through sale or disposed of by other means.

2)	Those generated through the acquisition of entities. These results will be added back to net profit when they are realized. For these purposes, earnings shall be considered realized insofar as the acquired entities generate profits after their acquisition, or upon their disposal.

The deferred taxes associated with the amounts described in 1) and 2) above are also excluded.

At the board meeting held on September 24, 2024, it was agreed to modify the dividend policy, establishing that, charged to the profits obtained in the years 2024, 2025 and 2026, an amount equivalent to 30% of the net profits of each year, eligible to be distributed as dividends, will be distributed annually. For subsequent years, an amount equivalent to 40% of the distributable net profit of each year would be distributed. Nevertheless, the Board of Directors may decide to distribute and pay dividends to the shareholders, to the extent that it expects the year to finalize with positive results and that the Company’s liquidity allows such distribution and payment.

Based on the dividend policy described above, as of December 31, 2025, a minimum dividend provision for year 2025 of ThU.S.$ 8,449 was recognized in Arauco's consolidated financial statements, representing 30% of the distributable net profit for year 2025 (ThU.S.$ 206,684 as of December 31, 2024).

On December 10, 2024, Arauco paid ThU.S.$ 94,397 as an interim dividend on account of the total minimum dividend provision. As of December 31, 2024, the parent company's minimum dividend provision balance of ThU.S.$ 112,287 was recorded in Arauco's consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements December 31, 2025 Amounts in thousands of U.S. dollars, except as indicated

The following table details the adjustments made for the determination of distributable net profit for the year ended December 31, 2025 and 2024:

	Distributable net profit
	12-31-2025 ThU.S.$	12-31-2024 ThU.S.$
Net profit attributable to owners of parent company	41,300	476,470
Adjustments:
Biological assets
Unrealized gains (losses)	(204,646)	(159,020)
Realized gains (losses)	187,641	473,795
Deferred income taxes	3,868	(102,298)
Biological assets (net)	(13,137)	212,477
Distributable net profit	28,163	688,947
30%	8,449	206,684

Basic and diluted earnings per share

Basic and diluted earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January – December
	2025	2024
	ThU.S.$	ThU.S.$

Profit or loss attributable to ordinary equity holder of parent	41,300	476,470
Weighted average of number of shares	125,323,699	121,422,850
Basic and diluted earnings (loss) per share (in U.S.$ per share)	0.3295466	3.9240555

NOTE 27. EVENTS AFTER THE END OF THE REPORTING PERIOD

1) The authorization for the issuance and publication of these consolidated financial statements for the year ended December 31, 2025, was approved by Arauco’s Board of Directors at the Extraordinary Meeting No, 753 held on February 24, 2026.

Subsequent to December 31, 2025, and as of the date of issuance of these consolidated financial statements, there have been no additional events that could materially affect the presentation of these consolidated financial statements.

EXHIBITS

Exhibit	Description
99.1	Press Release of Celulosa Arauco y Constitución S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución S.A. (Registrant)

Date: February 27, 2026	By:	/s/ Cristián Infante Bilbao
	Name:	Cristián Infante Bilbao
	Title:	Chief Executive Officer